Exhibit 99.1

Report to Shareholders for the Third Quarter, 2022 www.cibc.com August 25, 2022
Report of the President and Chief Executive Officer
Overview of results
CIBC today announced its financial results for the third quarter ended July 31, 2022.
Third quarter highlights

	Q3/22	Q3/21	Q2/22	YoY Variance	QoQ Variance
Reported Net Income	$1,666 million	$1,730 million	$1,523 million	-4%	+9%
Adjusted Net Income (1)	$1,724 million	$1,808 million	$1,652 million	-5%	+4%
Adjusted pre-provision, pre-tax earnings (1)	$2,465 million	$2,243 million	$2,343 million	+10%	+5%
Reported Diluted Earnings Per Share (EPS) (2)	$1.78	$1.88	$1.62	-5%	+10%
Adjusted Diluted EPS (1)(2)	$1.85	$1.96	$1.77	-6%	+5%
Reported Return on Common Shareholders’ Equity (ROE) (3)	14.6%	17.1%	14.0%
Adjusted ROE (1)	15.1%	17.9%	15.2%
Common Equity Tier 1 (CET1) Ratio (4)	11.8%	12.3%	11.7%
Results for the third quarter of 2022 were affected by the following items of note aggregating to a negative impact of $0.07 per share:
•
$50 million ($38 million
after-tax)
in acquisition and integration-related costs as well as purchase accounting adjustments
(5)
associated with the acquisition of the Canadian Costco credit card portfolio; and

•	$27 million ($20 million after-tax) amortization of acquisition-related intangible assets.
Our CET1 ratio
(4)
was 11.8% at July 31, 2022, compared with 11.7% at the end of the prior quarter. CIBC’s leverage ratio
(4)
at July 31, 2022 was 4.3%.
In the third quarter, we continued to deliver strong growth across our business through the execution of our client-focused strategy, leveraging the strategic investments we’re making in our bank to attract new clients and deepen existing relationships. As the economic environment continues to evolve, we remain focused on delivering shareholder value by taking a disciplined approach to capital allocation to execute our strategy, focusing on key client segments, further enhancing client experience, and investing in future differentiators for our bank. Our highly-connected and purpose-driven team will continue to move our bank forward as we create positive change and help make ambitions a reality.
Core business performance
Canadian Personal and Business Banking
reported net income of $595 million for the third quarter, down $47 million or 7% from the third quarter a year ago, primarily due to a higher provision for credit losses and higher expenses, partially offset by higher revenue. Adjusted pre-provision,
pre-tax
earnings
(1)
were $1,065 million, up $127 million from the third quarter a year ago, mainly due to higher revenue driven by volume growth, including the acquisition of the Canadian Costco credit card portfolio, and higher net product spreads that benefitted from the rising interest rate environment, partially offset by higher expenses. Expenses were higher due to ongoing spending on strategic initiatives, including the Canadian Costco credit card portfolio, and employee-related compensation.
Canadian Commercial Banking and Wealth Management
reported net income of $484 million for the third quarter, up $14 million or 3% from the third quarter a year ago, primarily due to higher revenue, partially offset by higher expenses and a provision for credit losses this quarter compared to a provision reversal in the prior year. Adjusted pre-provision,
pre-tax
earnings
(
1)
were $668 million, up $78 million from the third quarter a year ago, primarily due to strong volume growth, higher fee revenue, and higher net product spreads that benefitted from the rising interest rate environment in commercial banking. Higher expenses were primarily driven by revenue-based variable compensation reflecting favourable business results and spending on strategic initiatives.

(1)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.
(2)	CIBC completed a two-for-one share split of CIBC common shares effective at the close of business on May 13, 2022. All per common share amounts in this CEO message reflect the Share Split.
(3)	Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Third quarter financial highlights” section.
(4)
Our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline and the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. For additional information, see the “Capital management” and “Liquidity risk” sections.

(5)
Acquisition and integration costs are comprised of incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling franchising opportunities, the upgrade and conversion of systems and processes, project delivery, communication costs and client welcome bonuses. Purchase accounting adjustments include the accretion of the acquisition date fair value discount on the acquired Canadian Costco credit card receivables.

U.S. Commercial Banking and Wealth Management
reported net income of $193 million (US$152 million) for the third quarter, down $73 million (down US$64 million) from the third quarter a year ago, primarily due to a higher provision for credit losses and higher expenses, partially offset by higher revenue. Adjusted pre-provision,
pre-tax
earnings
(1)
were $287 million (US$225 million), up $5 million (down US$3 million) from the third quarter a year ago due to higher revenue, primarily driven by volume growth, partially offset by higher employee-related compensation and higher spending on strategic initiatives.
Capital Markets
reported net income of $447 million for the third quarter, down $44 million or 9% from the third quarter a year ago, primarily due to higher expenses and a lower provision reversal in the current quarter, partially offset by higher revenue. Adjusted pre-provision,
pre-tax
earnings
(
1)
were down $5 million or 1% from the third quarter a year ago, as higher revenue from our direct financial services, global markets, and corporate and investment banking businesses was offset by higher expenses. Expenses were up due to continued higher spending on strategic initiatives and higher employee-related compensation.

(1)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.
Making a difference in our communities
At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter:
•
We renewed our support to the McGill University Health Centre Foundation with a $1 million donation aligned to the expansion of their innovative app, Opal, and their ambition to provide exceptional and integrated patient-centric care for those living with cancer.

•
We approved the first round of new, incremental funding from the CIBC Foundation. In total, nearly $700,000 was committed to community-based organizations to help create greater social and economic inclusion for underserved communities. This was the first part of a commitment of $3.5 million in funding distributions that the CIBC Foundation will make this year.

•
Together with the BlackNorth Initiative, we recognized the first-ever recipients of the Youth Accelerator Program with BGC Canada. Thirty students from BGC clubs across Canada have been selected to receive $50,000 over four years for tuition, mentorship, financial education, and opportunities to secure paid internships or co-ops with other signatories to the BlackNorth CEO Pledge.

•
We participated in the 26th edition of Tour CIBC Charles-Bruneau, raising over $900,000 to support pediatric cancer research at the
Charles-Bruneau
Foundation. This year marked CIBC’s 16th year as title partner of the Tour, with the bank having now raised over $10,000,000 since 2006.

Victor G. Dodig
President and Chief Executive Officer

ii	CIBC THIRD QUARTER 2022

Enhanced Disclosure Task Force
The Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, released its report “Enhancing the Risk Disclosures of Banks” in 2012, which included thirty-two
disclosure recommendations. The index below provides the listing of these disclosures, along with their locations. EDTF disclosures are located in our 2021 Annual Report, quarterly Report to Shareholders, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

			Third quarter, 2022
Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Pillar 3 report and Supplementary regulatory capital disclosure	2021 Annual Report
			Page references
General	1	Index of risk information – current page

	2	Risk terminology and measures	52–55		69–71

	3	Top and emerging risks	29–31			50

	4	Key future regulatory ratio requirements	24–25, 41, 42	77	9, 16	36, 39, 74, 75, 172

Risk governance, risk management and business model	5	Risk management structure				44, 45
	6	Risk culture and appetite				43, 46, 47
	7	Risks arising from business activities	31			48, 53
	8	Bank-wide stress testing	34			32, 49, 57, 63 70, 72
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	23	77		32, 172
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet			8–11	36
	11	Regulatory capital flow statement			12	37
	12	Capital management and planning				39, 172
	13	Business activities and risk-weighted assets	31		4	38, 53
	14	Risk-weighted assets and capital requirements			4	34, 38
	15	Credit risk by major portfolios			27–36	56–60
	16	Risk-weighted assets flow statement			4, 5	38

	17	Back-testing of models			67, 68	48, 57, 68
Liquidity	18	Liquid assets	40			73
Funding	19	Encumbered assets	41			73

	20	Contractual maturities of assets, liabilities and off-balance sheet instruments	45			78

	21	Funding strategy and sources	44			76
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	37			67

	23	Significant trading and non-trading market risk factors	38–39			67–71

	24	Model assumptions, limitations and validation procedures				67–71

	25	Stress testing and scenario analysis				32, 70
Credit risk	26	Analysis of credit risk exposures	32–36		6–7, 63–66	58–65, 145–152, 193

	27	Impaired loan and forbearance policies	32, 35			55, 63, 85, 124

	28	Reconciliation of impaired loans and the allowance for credit losses	35	69		63, 146

	29	Counterparty credit risk arising from derivatives	34		66, 35 (1)	55, 59, 162–163

	30	Credit risk mitigation	32		20, 51, 66	55, 162–163
Other risks	31	Other risks	46			79–82

	32	Discussion of publicly known risk events		79		79, 185
(1)	Included in our supplementary financial information package.

CIBC THIRD QUARTER 2022	iii

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter and nine months ended July 31, 2022 compared with corresponding periods. The MD&A should be read in conjunction with our 2021 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars (CAD). Certain disclosures in the MD&A have been shaded as they form an integral part of the interim consolidated financial statements. The MD&A is current as of August 24, 2022. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the United States (U.S.) Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 49 to 55.

Contents

2	Third quarter financial highlights

3	Financial performance overview
3	Economic outlook
4	Significant events
4	Financial results review
6	Review of quarterly financial information

8	Non-GAAP measures

15	Strategic business units overview
15	Canadian Personal and Business Banking
16	Canadian Commercial Banking and Wealth Management
17	U.S. Commercial Banking and Wealth Management
19	Capital Markets
20	Corporate and Other

22	Financial condition
22	Review of condensed consolidated balance sheet
23	Capital management

28	Global systemically important banks – public disclosure requirements
28	Off-balance sheet arrangements

29	Management of risk
29	Risk overview
29	Top and emerging risks
32	Credit risk
37	Market risk
40	Liquidity risk
46	Other risks

47	Accounting and control matters
47	Critical accounting policies and estimates
47	Accounting developments
47	Other regulatory developments
48	Controls and procedures
48	Related-party transactions

49	Glossary

A NOTE ABOUT FORWARD-LOOKING STATEMENTS
: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Financial performance overview – Economic outlook”, “Financial performance overview – Significant events”, “Financial performance overview – Financial results review”, “Financial performance overview – Review of quarterly financial information”, “Financial condition – Capital management”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, “Accounting and control matters – Accounting developments”, and “Accounting and control matters – Other regulatory developments” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets and commitments (including with respect to net-zero
emissions), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2022 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Economic outlook” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of the coronavirus
(COVID-19)
pandemic and the war in Ukraine on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: the occurrence, continuance or intensification of public health emergencies, such as the
COVID-19
pandemic, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic
Co-operation
and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts, such as the war in Ukraine, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other environmental and social risks; inflationary pressures; global supply-chain disruptions; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC THIRD QUARTER 2022	1

Third quarter financial highlights

		As at or for the three months ended			As at or for the nine months ended
	Unaudited	2022 Jul. 31	2022 Apr. 30	2021 Jul. 31	2022 Jul. 31	2021 Jul. 31
	Financial results ($ millions)
	Net interest income	$3,236	$3,088	$2,893	$9,456	$8,479
	Non-interest income	2,335	2,288	2,163	6,989	6,472
	Total revenue	5,571	5,376	5,056	16,445	14,951
	Provision for (reversal of) credit losses	243	303	(99)	621	80
	Non-interest expenses	3,183	3,114	2,918	9,320	8,400
	Income before income taxes	2,145	1,959	2,237	6,504	6,471
	Income taxes	479	436	507	1,446	1,465
	Net income	$1,666	$1,523	$1,730	$5,058	$5,006
	Net income attributable to non-controlling interests	$6	$5	$5	$16	$13
	Preferred shareholders and other equity instrument holders	46	47	30	134	111
	Common shareholders	1,614	1,471	1,695	4,908	4,882
	Net income attributable to equity shareholders	$1,660	$1,518	$1,725	$5,042	$4,993
	Financial measures
	Reported efficiency ratio (1)	57.1%	57.9%	57.7%	56.7%	56.2%
	Reported operating leverage (1)	1.1%	(4.0)%	(0.6)%	(1.0)%	6.6%
	Loan loss ratio (2)	0.12%	0.16%	0.10%	0.13%	0.18%
	Reported return on common shareholders’ equity (1)	14.6%	14.0%	17.1%	15.3%	17.1%
	Net interest margin (1)	1.43%	1.44%	1.42%	1.43%	1.42%
	Net interest margin on average interest-earning assets (3)(4)	1.61%	1.61%	1.60%	1.61%	1.59%
	Return on average assets (4)(5)	0.73%	0.71%	0.85%	0.76%	0.84%
	Return on average interest-earning assets (3)(4)(5)	0.83%	0.79%	0.96%	0.86%	0.94%
	Reported effective tax rate	22.3%	22.3%	22.7%	22.2%	22.6%
Common share information
Per share ($) (6)	– basic earnings	$1.79	$1.63	$1.88	$5.44	$5.44
	– reported diluted earnings	1.78	1.62	1.88	5.42	5.43
	– dividends	0.830	0.805	0.730	2.440	2.190
	– book value (7)	48.97	48.09	45.03	48.97	45.03
Closing share price ($) (6)		64.78	71.01	72.54	64.78	72.54
Shares outstanding (thousands) (6)	– weighted-average basic	903,742	902,489	899,180	902,703	896,884
	– weighted-average diluted	905,618	905,739	902,296	905,447	899,025
	– end of period	904,691	903,155	900,163	904,691	900,163
	Market capitalization ($ millions)	$58,606	$64,133	$65,293	$58,606	$65,293
	Value measures
	Total shareholder return	(7.57)%	(10.12)%	14.68%	(10.73)%	51.15%
	Dividend yield (based on closing share price)	5.1%	4.6%	4.0%	5.0%	4.0%
	Reported dividend payout ratio (1)	46.4%	49.4%	38.7%	44.9%	40.2%
	Market value to book value ratio	1.32	1.48	1.61	1.32	1.61
	Selected financial measures – adjusted (8)
	Adjusted efficiency ratio (9)	55.2%	55.8%	55.1%	55.0%	54.6%
	Adjusted operating leverage (9)	(0.3)%	(1.8)%	(0.6)%	(0.6)%	1.9%
	Adjusted return on common shareholders’ equity	15.1%	15.2%	17.9%	16.0%	17.5%
	Adjusted effective tax rate	22.4%	22.6%	22.8%	22.4%	22.7%
	Adjusted diluted earnings per share (EPS) (6)	$1.85	$1.77	$1.96	$5.66	$5.55
	Adjusted dividend payout ratio	44.8%	45.4%	37.0%	43.0%	39.4%
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$222,183	$220,293	$207,774	$222,183	$207,774
	Loans and acceptances, net of allowance for credit losses	516,595	502,430	449,167	516,595	449,167
	Total assets	896,790	894,148	806,067	896,790	806,067
	Deposits	678,457	665,487	602,969	678,457	602,969
	Common shareholders’ equity (1)	44,304	43,429	40,533	44,304	40,533
	Average assets (4)	899,963	881,909	806,768	884,166	800,755
	Average interest-earning assets (3)(4)	796,592	787,462	718,403	787,289	713,152
	Average common shareholders’ equity (1)(4)	43,875	43,155	39,263	42,877	38,173
	Assets under administration (AUA) (1)(10)(11)	2,851,405	2,918,191	2,982,469	2,851,405	2,982,469
	Assets under management (AUM) (1)(11)	298,122	302,258	310,560	298,122	310,560
	Balance sheet quality and liquidity measures (12)
	Risk-weighted assets (RWA) ($ millions)	$303,743	$299,535	$268,999	$303,743	$268,999
	Common Equity Tier 1 (CET1) ratio (13)	11.8%	11.7%	12.3%	11.8%	12.3%
	Tier 1 capital ratio (13)	13.2%	13.2%	13.7%	13.2%	13.7%
	Total capital ratio (13)	15.3%	15.3%	16.0%	15.3%	16.0%
	Leverage ratio	4.3%	4.2%	4.6%	4.3%	4.6%
	Liquidity coverage ratio (LCR)	123%	125%	126%	n/a	n/a
	Net stable funding ratio (NSFR)	117%	117%	117%	n/a	n/a
	Other information
	Full-time equivalent employees	49,505	47,814	44,904	49,505	44,904
(1)	For additional information on the composition, see the “Glossary” section.
(2)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(3)
Average interest-earning assets include interest-bearing deposits with banks, interest-bearing demand deposits with Bank of Canada, securities, cash collateral on securities borrowed, securities purchased under resale agreements, loans net of allowance for credit losses, and certain sublease-related assets.

(4)	Average balances are calculated as a weighted average of daily closing balances.
(5)	Net income expressed as a percentage of average assets or average interest-earning assets.
(6)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(7)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of period.
(8)
Adjusted measures are
non-GAAP
measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, see the
“Non-GAAP
measures” section.

(9)	Calculated on a taxable equivalent basis (TEB).
(10)
Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $2,241.6 billion (April 30, 2022: $2,301.6 billion; July 31, 2021: $2,380.2 billion).

(11)	AUM amounts are included in the amounts reported under AUA.
(12)
RWA and our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline, the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, and LCR and NSFR are calculated pursuant to OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. For additional information, see the “Capital management” and “Liquidity risk” sections.

(13)	Ratios reflect the expected credit loss (ECL) transitional arrangement announced by OSFI on March 27, 2020 in response to the onset of the COVID-19 pandemic.
n/a	Not applicable.

2	CIBC THIRD QUARTER 2022

Financial performance overview
Economic outlook
Global economic growth slowed over the first six months of calendar 2022, reflecting central bank efforts to combat inflation, as well as continued supply chain and labour market disruptions tied to recent waves of COVID-19 and the war in Ukraine. Vaccines and the immunity from prior infections are reducing COVID-19’s lethality and economic impacts in most countries, but the tight lockdowns being imposed to curb the spread of
COVID-19
in China and elevated worker absenteeism elsewhere are prolonging the process of correcting the supply chain issues that developed early in the pandemic. While now off their peaks, prices for energy and food commodities continue to be impacted by the war in Ukraine, particularly for natural gas in Europe, and have put pressure on central banks to respond with greater urgency relative to prior expectations for raising interest rates to cool inflationary pressures.
In Canada, the relaxation of public health restraints propelled growth in the first half of 2022 that topped our expectations, but a more rapid tightening of monetary policy and slower growth in Canada’s trading partners points to a slowdown in the second half of 2022 that has trimmed our real gross domestic product (GDP) growth forecast to approximately 3.5% for calendar 2022. A further recovery in consumer services demand in the second half of 2022 will be offset by weakness in housing-related activity and a sluggish pace for consumer goods demand. We expect that the unemployment rate will average 5.3% in calendar 2022, backing off its lows as economic growth moderates in the face of higher interest rates. Federal government bond issuance will remain firm due to heavy refinancing needs. Although inflation is expected to ease later in the year on less pressure from food and energy commodities and improved goods supplies, assuming lockdowns ease in China, the greater than expected surge in the Consumer Price Index (CPI) is expected to result in the Bank of Canada continuing to take a more aggressive and front-loaded course of tightening than earlier forecast. As a result, we now expect that the overnight rate will hit a cyclical peak of 3.25% before the end of the calendar year. Long-term yields in both the U.S. and Canada could see some upward pressure over the balance of this year if an outright recession is avoided. This year’s monetary tightening is expected to slow economic growth to approximately 1.5% in calendar 2023, with the unemployment rate reaching 5.5% early next calendar year.
In the U.S., even with a return to moderate growth in the latter half of the year, as a result of a quarterly contraction in the first half of the year, real GDP is expected to grow by approximately 2% in calendar 2022. While the unemployment rate is expected to increase slowly, it is still expected to average only 3.7% in calendar 2022, keeping upward pressure on wage rates. Strong employment and improving business revenues will support lower insolvencies, offsetting higher interest rates. In response to an overshoot of its inflation target, the Federal Reserve has sped up its tightening cycle and is likely to reach a cyclical peak for the federal funds rate of just under 3.5% by the end of the calendar year, and let its holdings of bonds shrink with maturities. This monetary tightening will help hold 2023 real GDP growth to approximately 1% with the jobless rate reaching approximately 4%.
The economic challenges from
COVID-19
have impacted all our strategic business units (SBUs), but are likely to be less of a factor over the balance of the year and in 2023 relative to calendar 2021 given reduced public health restraints and lower peaks for hospitalizations. From a credit quality perspective, over the balance of this year, the impact of higher interest rates, inflation and the end of pandemic-period government support programs, will be partially offset by healthy employment and business volumes. Deposit growth will continue at moderate rates, having already adjusted to the deceleration in the flow of government support payments to households and businesses. The rising interest rate environment is expected to have a modestly positive impact on the net interest margins for all our SBUs, but may have implications for credit quality in 2023 as economic growth slows in response to monetary tightening.
For Canadian Personal and Business Banking, mortgage growth is expected to further decelerate over the balance of the fiscal year on softer home sales volumes and higher interest rates. Although year-over-year non-mortgage
credit demand will be supported by additional spending associated with inflation, the level of consumer spending after adjusting for inflation is expected to decelerate in the latter half of the calendar year. Continued demand for business lending products is anticipated as small businesses expand in response to the economic recovery.
Recent volatility in asset markets has prompted investors to seek greater diversification in their portfolios, which could dampen the growth prospects of our Canadian and U.S. wealth management businesses in the near term.
Our Capital Markets business is expected to benefit in this fiscal year from merger and acquisition activity as corporate consolidations continue, as well as from improving bond issuance.
Loan demand in our Canadian and U.S. commercial banking businesses is expected to continue to grow for the remainder of this fiscal year as continued economic growth offset some of the impacts of higher rates.
The economic outlook described above reflects numerous assumptions regarding the economic impact of recent and expected increases in interest rates, the easing of supply chain and inflationary pressures, the COVID-19 pandemic as well as the global economic risks emanating from the war in Ukraine. The measures taken by central banks to combat inflation could have a larger than expected impact on economic growth. Expectations for the pandemic reflect currently available information and are subject to change as new information on epidemiology and government health measures becomes available. The war in Ukraine could escalate into a broader conflict or result in a deeper cut in food and energy output that would add to pressures on inflation and global growth. As a result, actual experience may differ materially from expectations.
Our financial condition and our regulatory capital and liquidity positions continue to be strong, however, the downside risk to the economic outlook described above may result in us taking a more conservative approach to capital management. See the “Capital management” and “Liquidity risk” sections for further details. The impact of the increase in interest rates, the pandemic and the war in Ukraine on our risk environment are discussed in the “Top and emerging risks” section. Changes in the level of economic uncertainty continue to impact key accounting estimates and assumptions, particularly the estimation of ECLs. See the “Accounting and control matters” section, as well as Note 2 and Note 6 to our interim consolidated financial statements for further details.

CIBC THIRD QUARTER 2022	3

Significant events
Sale of certain banking assets in the Caribbean
On October 12, 2021, FirstCaribbean International Bank Limited (CIBC FirstCaribbean) announced that it had entered into agreements to sell its banking assets in St. Vincent, Grenada, Dominica, St. Kitts and Aruba. The sale of banking assets in Aruba was completed on February 25, 2022 upon the satisfaction of the closing conditions. The proposed sales of banking assets in St. Vincent and St. Kitts received regulatory approval in the third quarter of 2022 and are expected to close by the third quarter of 2023, subject to the satisfaction of closing conditions. The parties continue to pursue the regulatory approvals required to complete the transaction in Grenada, which may require amendments to the proposed transaction. The proposed transaction in Dominica will not be proceeding. The impacts upon the closing of these transactions are not expected to be material.
Acquisition of Canadian Costco credit card portfolio
On March 4, 2022, we completed the acquisition of the Canadian Costco credit card portfolio, which had an outstanding balance of $2.9 billion, for cash consideration of $3.1 billion. We have also entered into a long-term agreement under which we have become the exclusive issuer of Costco-branded Mastercard credit cards in Canada. The combined transaction was accounted for as an asset acquisition and included in our Canadian Personal and Business Banking SBU. For additional information, see Note 4 to our interim consolidated financial statements.
Financial results review
Reported net income for the quarter was $1,666 million, compared with $1,730 million for the same quarter last year, and $1,523 million for the prior quarter.
Adjusted net income
(1)
for the quarter was $1,724 million, compared with $1,808 million for the same quarter last year, and $1,652 million for the prior quarter.
Reported diluted EPS
(2)
for the quarter was $1.78, compared with $1.88 for the same quarter last year, and $1.62 for the prior quarter.
Adjusted diluted EPS
(1)(2)
for the quarter was $1.85, compared with $1.96 for the same quarter last year, and $1.77 for the prior quarter.
In the current quarter, the following items of note increased revenue by $6 million, increased non-interest
expenses by $83 million, decreased income taxes by $19 million and decreased net income by $58 million:
•
$50 million ($38 million
after-tax)
in acquisition and integration-related costs as well as purchase accounting adjustments
(3)
associated with the acquisition of the Canadian Costco credit card portfolio (Canadian Personal and Business Banking); and

•
$27 million ($20 million
after-tax)
amortization of acquisition-related intangible assets ($4 million after-tax
in Canadian Personal and Business Banking, $13 million
after-tax
in U.S. Commercial Banking and Wealth Management, and $3 million after-tax
in Corporate and Other).

Net interest income
(4)
Net interest income was up $343 million or 12% from the same quarter last year, primarily due to volume growth across our businesses and higher net product spreads that benefitted from the rising interest rate environment, partially offset by lower trading income.
Net interest income was up $148 million or 5% from the prior quarter, primarily due to additional days in the current quarter, volume growth and higher net product spreads that benefitted from the rising interest rate environment, partially offset by lower trading income.
Net interest income for the nine months ended July 31, 2022 was up $977 million or 12% from the same period in 2021, primarily due to volume growth across our businesses and higher net product spreads that benefitted from the rising interest rate environment.
Non-interest
income
(4)
Non-interest
income was up $172 million or 8% from the same quarter last year, primarily due to higher trading income, higher gains from our investment portfolios and higher credit fees, partially offset by lower underwriting and advisory fees.
Non-interest
income was up $47 million or 2% from the prior quarter, primarily due to higher gains from our investment portfolios and higher credit fees.
Non-interest
income for the nine months ended July 31, 2022 was up $517 million or 8% from the same period in 2021, primarily due to higher trading income, higher fee-based
revenue driven by higher average AUA and AUM reflecting market appreciation and net sales over the same period last year, and higher credit fees, partially offset by lower underwriting and advisory fees.

(1)	Adjusted measures are non-GAAP measures. For additional information, see the “Non-GAAP measures” section.
(2)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(3)
Acquisition and integration costs are comprised of incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling franchising opportunities, the upgrade and conversion of systems and processes, project delivery, communication costs and client welcome bonuses. Purchase accounting adjustments include the accretion of the acquisition date fair value discount on the acquired Canadian Costco credit card receivables.

(4)
Trading activities is based on the risk definition of trading for regulatory capital and trading market risk management purposes. Positions in a trading book are considered trading provided the book and positions continue to meet OSFI-defined trading book criteria set out in OSFI’s CAR Guideline. Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest
income. Therefore, we view total trading income as the most appropriate measure of trading performance.

4	CIBC THIRD QUARTER 2022

Provision for credit losses

	For the three months ended			For the nine months ended
$ millions	2022 Jul. 31	2022 Apr. 30	2021 Jul. 31	2022 Jul. 31	2021 Jul. 31
Provision for (reversal of) credit losses – impaired
Canadian Personal and Business Banking	$136	$141	$82	$376	$397
Canadian Commercial Banking and Wealth Management	9	–	(11)	8	–
U.S. Commercial Banking and Wealth Management	15	34	25	79	96
Capital Markets	(15)	2	(18)	(26)	32
Corporate and Other	11	19	30	41	65
	156	196	108	478	590
Provision for (reversal of) credit losses – performing
Canadian Personal and Business Banking	64	132	(15)	195	(211)
Canadian Commercial Banking and Wealth Management	1	(4)	(38)	(6)	(34)
U.S. Commercial Banking and Wealth Management	20	21	(82)	39	(120)
Capital Markets	6	(16)	(42)	(35)	(98)
Corporate and Other	(4)	(26)	(30)	(50)	(47)
	87	107	(207)	143	(510)
	$243	$303	$(99)	$621	$80
Provision for credit losses in the current quarter was $243 million, compared with a provision reversal of $99 million in the same quarter last year. The current quarter included a provision for credit losses on performing loans of $87 million, due to an unfavourable change in our economic outlook and unfavourable credit migration, while the same quarter last year included a provision reversal of $207 million reflective of a favourable change in our economic outlook. Provision for credit losses on impaired loans was up $48 million, mainly attributable to Canadian Personal and Business Banking.
Provision for credit losses was down $60 million from the prior quarter. Provision for credit losses on performing loans was down $20 million, as the prior quarter included an allowance increase for the acquisition of the Canadian Costco credit card portfolio that closed during the quarter, partially offset by a more unfavourable change in our economic outlook. Provision for credit losses on impaired loans was down $40 million, due to lower provisions net of reversals in all SBUs, except Canadian Commercial Banking and Wealth Management.
Provision for credit losses for the nine months ended July 31, 2022, was up $541 million from the same period in 2021. The current period included a provision for credit losses on performing loans of $143 million due to the acquisition of the Canadian Costco credit card portfolio, an unfavourable change in our economic outlook and unfavourable credit migration, while the same period last year included a provision reversal of $510 million reflective of a favourable change in our economic outlook. Provision for credit losses on impaired loans was down $112 million, due to lower provisions net of reversals in all SBUs, except Canadian Commercial Banking and Wealth Management.
Non-interest
expenses
Non-interest
expenses were up $265 million or 9% from the same quarter last year, primarily due to higher spending on strategic initiatives, including the Canadian Costco credit card portfolio, and higher employee-related compensation.
Non-interest
expenses were up $69 million or 2% from the prior quarter, primarily due to higher spending on strategic initiatives and higher employee-related compensation.
Non-interest
expenses for the nine months ended July 31, 2022 were up $920 million or 11% from the same period in 2021, primarily due to higher spending on strategic initiatives, and higher employee-related and performance-based compensation.
Income taxes
Income tax expense was down $28 million or 6% from the same quarter last year, primarily due to lower income and up $43 million or 10% from the prior quarter, primarily due to higher income.
Income tax expense for the nine months ended July 31, 2022 was down $19 million or 1% from the same period in 2021, despite higher income, due to changes in the proportion of income subject to varying rates of tax.
In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of Enron settlement payments and related legal expenses (the Enron expenses). In January 2019, CIBC entered into a settlement agreement (the Agreement) with the CRA that provides certainty with respect to the portion of the Enron expenses deductible in Canada. The Agreement resulted in the recognition of a net $38 million tax recovery in the first quarter of 2019. This recovery was determined after taking into account taxable refund interest in Canada and also the portion of the Enron expenses that are expected to be deductible in the United States (the U.S. deduction). The U.S. deduction has not been agreed to by the Internal Revenue Service. It is possible that adjustments may be required to the amount of tax benefits recognized in the U.S.
The CRA has reassessed CIBC approximately $1,602 million of additional income tax related to the denial of the tax deductibility of certain 2011 to 2017 Canadian corporate dividends, on the basis that certain dividends received were part of a “dividend rental arrangement”, and similar matters. This includes approximately $182 million of additional income tax for the 2017 taxation year that was reassessed by the CRA in May 2022. The dividends that were subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. In August 2021, CIBC filed a Notice of Appeal with the Tax Court of Canada and the matter is now in litigation. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.
In November 2021, the Tax Court of Canada ruled against CIBC on its 2007 foreign exchange capital loss reassessment (Decision). CIBC disagrees with the Decision and filed its Appeal in November 2021. The Appeal is scheduled to be heard in December 2022. CIBC remains confident that its tax filing position was appropriate. Accordingly, no amounts have been accrued in the interim consolidated financial statements. The exposure of additional tax and interest related to this and similar matters is approximately $300 million in addition to the potential inability to utilize approximately $500 million in unrecognized capital tax loss carryforwards.
Following the announcement of budget proposals in April 2022, the Canadian Federal government published draft legislation on August 9, 2022 for public comment that included the introduction of a one-time
15% Canadian Recovery Dividend tax (CRD) on banks and life insurer groups, based on the average of 2020 and 2021 taxable income in excess of $1 billion. The CRD would be imposed for the 2022 taxation year and be payable over five years. The draft legislation also includes a prospective 1.5% increase in the tax rate applied to taxable income in excess of $100 million earned by banks and insurers. We will account for these measures in future periods to the extent that they become substantively enacted, which is generally interpreted to occur at the point of a third reading in a Canadian Parliament held by a minority government, or the first reading in a Canadian Parliament held by a

CIBC THIRD QUARTER 2022	5

majority government. Based on the draft legislation, a charge to income tax expense of approximately $550 million would be recognized for the full amount of the CRD obligation upon its substantive enactment.
Foreign exchange
The following table provides the estimated impact of U.S. dollar (USD) translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates.

	For the three months ended		For the nine months ended

$ millions, except per share amounts	Jul. 31, 2022 vs. Jul. 31, 2021	Jul. 31, 2022 vs. Apr. 30, 2022	Jul. 31, 2022 vs. Jul. 31, 2021
Estimated increase (decrease) in:
Total revenue	$46	$10	$49
Provision for (reversal of) credit losses	1	–	1
Non-interest expenses	20	4	21
Income taxes	4	1	4
Net income	21	5	23
Impact on EPS: (1)
Basic	$0.02	$–	$0.02
Diluted	0.02	–	0.02
Average USD appreciation relative to CAD	3.8%	0.8%	1.3%
(1)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

Review of quarterly financial information

	$ millions, except per share amounts, for the three months ended			2022				2021	2020
		Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31
	Revenue
	Canadian Personal and Business Banking	$2,321	$2,143	$2,183	$2,128	$2,056	$1,941	$2,025	$1,997
	Canadian Commercial Banking and Wealth Management	1,338	1,303	1,297	1,240	1,207	1,135	1,088	1,028
	U.S. Commercial Banking and Wealth Management	604	591	609	562	539	532	561	519
	Capital Markets (1)	1,199	1,316	1,304	1,012	1,140	1,194	1,174	934
	Corporate and Other (1)	109	23	105	122	114	130	115	122
	Total revenue	$5,571	$5,376	$5,498	$5,064	$5,056	$4,932	$4,963	$4,600
	Net interest income	$3,236	$3,088	$3,132	$2,980	$2,893	$2,747	$2,839	$2,792
	Non-interest income	2,335	2,288	2,366	2,084	2,163	2,185	2,124	1,808
	Total revenue	5,571	5,376	5,498	5,064	5,056	4,932	4,963	4,600
	Provision for (reversal of) credit losses	243	303	75	78	(99)	32	147	291
	Non-interest expenses	3,183	3,114	3,023	3,135	2,918	2,756	2,726	2,891
	Income before income taxes	2,145	1,959	2,400	1,851	2,237	2,144	2,090	1,418
	Income taxes	479	436	531	411	507	493	465	402
	Net income	$1,666	$1,523	$1,869	$1,440	$1,730	$1,651	$1,625	$1,016
	Net income attributable to:
	Non-controlling interests	$6	$5	$5	$4	$5	$4	$4	$1
	Equity shareholders	1,660	1,518	1,864	1,436	1,725	1,647	1,621	1,015
EPS	– basic (2)	$1.79	$1.63	$2.02	$1.54	$1.88	$1.78	$1.78	$1.10
	– diluted (2)	1.78	1.62	2.01	1.54	1.88	1.78	1.78	1.10
(1)	Capital Markets revenue and income taxes are reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other.
(2)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and Capital Markets activities.
Revenue
Revenue in our lending and deposit-taking businesses is generally driven by volume growth, fees related to client transaction activity and the interest rate environment. Our wealth management businesses are driven by net sales activity impacting AUA and AUM, the level of client investment activity and market conditions. Capital Markets revenue is also influenced, to a large extent, by market conditions affecting client trading and underwriting activity.
Canadian Personal and Business Banking revenue was negatively impacted earlier in the period by the lower interest rate environment and lower client transaction activity as a result of the
COVID-19
pandemic, partially offset by volume growth. In recent quarters, revenue has been impacted by the rising rate environment and benefitted from an improvement in client activity and continued volume growth.
Canadian Commercial Banking and Wealth Management has benefitted from commercial banking loan and deposit growth as well as from strong markets. In Commercial Banking, loan growth accelerated throughout fiscal 2021 and into fiscal 2022 based on strong client demand. The benefit from loan and deposit growth had been partially offset by the lower interest rate environment, which has been reversing in recent quarters due to interest rate increases by the Bank of Canada in an attempt to tame inflation. In Wealth Management, AUA and AUM growth has been challenged over the past few quarters driven by poor market performance caused by global concerns surrounding inflation, supply chain issues, and geopolitical uncertainty.
U.S. Commercial Banking and Wealth Management has benefitted from client acquisitions that are driving increased loans, deposits, AUM, and fee income. Loan growth has also accelerated due to the economic recovery. Wealth Management AUA and AUM growth has been driven by market appreciation in 2021 and strong sales momentum despite recent market volatility.
Capital Markets had lower trading revenue in the fourth quarter of 2020, and the fourth quarter of 2021, while the second and third quarters of 2021 included increased revenue from underwriting and advisory activities. The first and second quarters of 2022 had higher trading revenue.

6	CIBC THIRD QUARTER 2022

Corporate and Other included the impact of an increase in funding costs from the fourth quarter of 2020 to the second quarter of 2021 from the excess liquidity that had built up during the early stages of the pandemic, as well as an increase in funding costs starting in the second quarter of 2022 from an increase in credit spreads. The interest rate environment and narrower margins have negatively impacted revenue in International Banking.
Provision for credit losses
Provision for credit losses is dependent upon the credit cycle in general, on the credit performance of the loan portfolios, and changes in our economic outlook. As a result of the impact of the
COVID-19
pandemic beginning in the second quarter of 2020, some portions of our loan portfolios were negatively impacted by the decline in economic activity associated with restrictive public health measures, mitigated to a large extent by large-scale government support and relief programs targeting both individuals and businesses. Although public health measures in most jurisdictions have eased in response to increasing vaccination rates, we continue to operate in an uncertain macroeconomic environment due to concerns related to rising interest rates, high levels of inflation and supply chain disruptions related to geopolitical events and the continued measures imposed in some countries to combat the spread of
COVID-19.
There is considerable judgment involved in the estimation of credit losses in the current environment.
All four quarters of 2021 and the first quarter of 2022 reflect a moderate improvement in economic conditions as well as our economic outlook. With a faster than expected pace of interest rate increases, along with rising inflation, continued supply chain disruption and the increase in global geopolitical concerns, our provision for credit losses on performing loans increased in the second and third quarters of 2022.
In Canadian Personal and Business Banking, lower insolvencies and write-offs in credit cards relative to pre-pandemic levels impacted the fourth quarter of 2020, the first, third and fourth quarters of 2021, and the first and second quarters of 2022. The decrease in insolvencies was in line with the national Canadian trend. The low level of write-offs in the fourth quarter of 2020 and first quarter of 2021 were a result of the assistance offered to clients from our payment deferral programs and government support, as well as lower client spending. In contrast, the second quarter of 2021 included higher write-offs in credit cards, mainly attributable to a relatively small segment of client balances that were previously in the payment deferral programs, that continued to underperform and eventually were written off after exiting the programs. Lower write-offs in the third and fourth quarters of 2021 and in 2022 benefitted from the household savings that built up during the pandemic.
In Canadian Commercial Banking and Wealth Management, the fourth quarter of 2020 included provisions on one fraud-related impairment.
In U.S. Commercial Banking and Wealth Management, the fourth quarter of 2020, the first quarter of 2021, and the first and second quarters of 2022 included higher provisions on impaired loans.
In Capital Markets, the first quarter of 2021 included higher provisions on impaired loans in the utilities sector.
In Corporate and Other, the third quarter of 2021 included higher provisions on impaired loans in CIBC FirstCaribbean.
Non-interest
expenses
Non-interest
expenses have fluctuated over the period largely due to changes in employee compensation expenses, investments in strategic initiatives and movement in foreign exchange rates. The fourth quarter of 2020 included a goodwill impairment charge related to our controlling interest in CIBC FirstCaribbean. The third and fourth quarters of 2021, and the second quarter of 2022 included increases in legal provisions in Corporate and Other, all shown as items of note. The fourth quarter of 2020 and the fourth quarter of 2021 included charges related to the consolidation of our real estate portfolio as a result of our move to our new global headquarters. The fourth quarter of 2020 included a gain as a result of plan amendments related to pension and other post-employment plans.
Income taxes
Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items and the level of tax-exempt
income.

CIBC THIRD QUARTER 2022	7

Non-GAAP
measures
We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP
measures, which include
non-GAAP
financial measures and
non-GAAP
ratios as defined in National Instrument
52-112
“Non-GAAP
and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.
Adjusted measures
Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest
expenses, adjusted income before income taxes, adjusted income taxes and adjusted net income, in addition to the adjusted measures noted below, remove items of note from reported results to calculate our adjusted results. Items of note include the amortization of intangible assets, and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks, which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.
We also adjust our results to gross up
tax-exempt
revenue on certain securities to a TEB, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax
revenue. See the “Strategic business units overview” section and Note 31 to our consolidated financial statements included in our 2021 Annual Report for further details.
Adjusted diluted EPS
We adjust our reported diluted EPS to remove the impact of items of note, net of income taxes, to calculate the adjusted EPS.
Adjusted efficiency ratio
We adjust our reported revenue and
non-interest
expenses to remove the impact of items of note and gross up
tax-exempt
revenue to bring it to a TEB, to calculate the adjusted efficiency ratio.
Adjusted operating leverage
We adjust our reported revenue and
non-interest
expenses to remove the impact of items of note and gross up
tax-exempt
revenue to bring it to a TEB, to calculate the adjusted operating leverage.
Adjusted dividend payout ratio
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted dividend payout ratio.
Adjusted return on common shareholders’ equity
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted return on common shareholders’ equity.
Adjusted effective tax rate
We adjust our reported income before income taxes and reported income taxes to remove the impact of items of note, to calculate the adjusted effective tax rate.
Pre-provision,
pre-tax
earnings
Pre-provision,
pre-tax
earnings is calculated as revenue net of
non-interest
expenses, and provides the reader with an assessment of our ability to generate earnings to cover credit losses through the credit cycle, as well as an additional basis for comparing underlying business performance between periods by excluding the impact of provision for credit losses, which involves the application of judgments and estimates related to matters that are uncertain and can vary significantly between periods. We adjust our pre-provision,
pre-tax
earnings to remove the impact of items of note to calculate the adjusted pre-provision,
pre-tax
earnings. As discussed above, we believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends.
Allocated common equity
Common equity is allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses (as determined for the consolidated bank pursuant to OSFI’s regulatory capital requirements and internal targets). Unallocated common equity is reported in Corporate and Other. Allocating capital on this basis provides a consistent framework to evaluate the returns of each SBU commensurate with the risk assumed. In the first quarter of 2022, we increased the common equity allocated to our SBUs to 11% of CET1 capital requirements for each SBU, reflecting an increase from 10% in 2021. For additional information, see the “Risks arising from business activities” section.
Segmented return on equity
We use return on equity on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While return on equity for total CIBC provides a measure of return on common equity, return on equity on a segmented basis provides a similar metric based on allocated common equity to our SBUs. As a result, segmented return on equity is a non-GAAP
ratio. Segmented return on equity is calculated as net income attributable to common shareholders for each SBU expressed as a percentage of average allocated common equity, which is the average of monthly allocated common equity during the period. In the first quarter of 2022, we increased the common equity allocated to our SBUs, as noted above.

8	CIBC THIRD QUARTER 2022

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the three months ended July 31, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,321	$1,338	$604	$1,199	$109	$5,571	$473
Provision for (reversal of) credit losses	200	10	35	(9)	7	243	28
Non-interest expenses	1,313	670	334	593	273	3,183	261
Income (loss) before income taxes	808	658	235	615	(171)	2,145	184
Income taxes	213	174	42	168	(118)	479	32
Net income (loss)	595	484	193	447	(53)	1,666	152
Net income attributable to non-controlling interests	–	–	–	–	6	6	–
Net income (loss) attributable to equity shareholders	595	484	193	447	(59)	1,660	152
Diluted EPS ($) (1)						$1.78
Impact of items of note (2)
Revenue
Acquisition and integration-related costs as well as purchase accounting adjustments (3)	$(6)	$–	$–	$–	$–	$(6)	$–
Impact of items of note on revenue	(6)	–	–	–	–	(6)	–
Non-interest expenses
Amortization of acquisition-related intangible assets	(7)	–	(17)	–	(3)	(27)	(13)
Acquisition and integration-related costs as well as purchase accounting adjustments (3)	(56)	–	–	–	–	(56)	–
Increase in legal provisions	–	–	–	–	–	–	–
Impact of items of note on non-interest expenses	(63)	–	(17)	–	(3)	(83)	(13)
Total pre-tax impact of items of note on net income	57	–	17	–	3	77	13
Income taxes
Amortization of acquisition-related intangible assets	3	–	4	–	–	7	3
Acquisition and integration-related costs as well as purchase accounting adjustments (3)	12	–	–	–	–	12	–
Impact of items of note on income taxes	15	–	4	–	–	19	3
Total after-tax impact of items of note on net income	$42	$–	$13	$–	$3	$58	$10
Impact of items of note on diluted EPS ($) (1)						$0.07
Operating results – adjusted (4)
Total revenue – adjusted (5)	$2,315	$1,338	$604	$1,199	$109	$5,565	$473
Provision for (reversal of) credit losses – adjusted	200	10	35	(9)	7	243	28
Non-interest expenses – adjusted	1,250	670	317	593	270	3,100	248
Income (loss) before income taxes – adjusted	865	658	252	615	(168)	2,222	197
Income taxes – adjusted	228	174	46	168	(118)	498	35
Net income (loss) – adjusted	637	484	206	447	(50)	1,724	162
Net income attributable to non-controlling interests – adjusted	–	–	–	–	6	6	–
Net income (loss) attributable to equity shareholders – adjusted	637	484	206	447	(56)	1,718	162

Adjusted diluted EPS ($) (1)						$1.85
(1)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2)	Items of note are removed from reported results to calculate adjusted results.
(3)
Acquisition and integration costs are comprised of incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling franchising opportunities, the upgrade and conversion of systems and processes, project delivery, communication costs and client welcome bonuses. Purchase accounting adjustments include the accretion of the acquisition date fair value discount on the acquired Canadian Costco credit card receivables. Provision for credit losses for performing loans associated with the acquisition of the Canadian Costco credit card portfolio, shown as an item of note in the second quarter of 2022 included the stage 1 ECL allowance established immediately after the acquisition date and the impact of the migration of stage 1 accounts to stage 2 during the second quarter of 2022.

(4)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(5)
CIBC total results excludes a taxable equivalent basis (TEB) adjustment of $48 million (April 30, 2022: $53 million; July 31, 2021: $51 million) and $160 million for the nine months ended July 31, 2022 (July 31, 2021: $156 million). Our adjusted efficiency ratio and adjusted operating leverage are calculated on a TEB.

CIBC THIRD QUARTER 2022	9

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the three months ended April 30, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,143	$1,303	$591	$1,316	$23	$5,376	$467
Provision for (reversal of) credit losses	273	(4)	55	(14)	(7)	303	43
Non-interest expenses	1,197	655	320	592	350	3,114	253
Income (loss) before income taxes	673	652	216	738	(320)	1,959	171
Income taxes	177	172	36	198	(147)	436	29
Net income (loss)	496	480	180	540	(173)	1,523	142
Net income attributable to non-controlling interests	–	–	–	–	5	5	–
Net income (loss) attributable to equity shareholders	496	480	180	540	(178)	1,518	142
Diluted EPS ($) (1)						$1.62
Impact of items of note (2)
Revenue
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	$(4)	$–	$–	$–	$–	$(4)	$–
Impact of items of note on revenue	(4)	–	–	–	–	(4)	–
Provision for (reversal of) credit losses
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	(94)	–	–	–	–	(94)	–
Impact of items of note on provision for (reversal of) credit losses	(94)	–	–	–	–	(94)	–
Non-interest expenses
Amortization of acquisition-related intangible assets	(4)	–	(17)	–	(3)	(24)	(14)
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	(16)	–	–	–	–	(16)	–
Increase in legal provisions	–	–	–	–	(45)	(45)	–
Impact of items of note on non-interest expenses	(20)	–	(17)	–	(48)	(85)	(14)
Total pre-tax impact of items of note on net income	110	–	17	–	48	175	14
Income taxes
Amortization of acquisition-related intangible assets	–	–	5	–	–	5	4
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	29	–	–	–	–	29	–
Increase in legal provisions	–	–	–	–	12	12	–
Impact of items of note on income taxes	29	–	5	–	12	46	4
Total after-tax impact of items of note on net income	$81	$–	$12	$–	$36	$129	$10
Impact of items of note on diluted EPS ($) (1)						$0.15
Operating results – adjusted (4)
Total revenue – adjusted (5)	$2,139	$1,303	$591	$1,316	$23	$5,372	$467
Provision for (reversal of) credit losses – adjusted	179	(4)	55	(14)	(7)	209	43
Non-interest expenses – adjusted	1,177	655	303	592	302	3,029	239
Income (loss) before income taxes – adjusted	783	652	233	738	(272)	2,134	185
Income taxes – adjusted	206	172	41	198	(135)	482	33
Net income (loss) – adjusted	577	480	192	540	(137)	1,652	152
Net income attributable to non-controlling interests – adjusted	–	–	–	–	5	5	–
Net income (loss) attributable to equity shareholders – adjusted	577	480	192	540	(142)	1,647	152

Adjusted diluted EPS ($) (1)						$1.77
See previous page for footnote references.

10	CIBC THIRD QUARTER 2022

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the three months ended July 31, 2021	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,056	$1,207	$539	$1,140	$114	$5,056	$438
Provision for (reversal of) credit losses	67	(49)	(57)	(60)	–	(99)	(46)
Non-interest expenses	1,118	617	274	529	380	2,918	223
Income (loss) before income taxes	871	639	322	671	(266)	2,237	261
Income taxes	229	169	56	180	(127)	507	45
Net income (loss)	642	470	266	491	(139)	1,730	216
Net income attributable to non-controlling interests	–	–	–	–	5	5	–
Net income (loss) attributable to equity shareholders	642	470	266	491	(144)	1,725	216
Diluted EPS ($) (1)						$1.88
Impact of items of note (2)
Non-interest expenses
Amortization of acquisition-related intangible assets	$–	$–	$(17)	$–	$(3)	$(20)	$(13)
Increase in legal provisions	–	–	–	–	(85)	(85)	–
Impact of items of note on non-interest expenses	–	–	(17)	–	(88)	(105)	(13)
Total pre-tax impact of items of note on net income	–	–	17	–	88	105	13
Income taxes
Amortization of acquisition-related intangible assets	–	–	4	–	1	5	3
Increase in legal provisions	–	–	–	–	22	22	–
Impact of items of note on income taxes	–	–	4	–	23	27	3
Total after-tax impact of items of note on net income	$–	$–	$13	$–	$65	$78	$10
Impact of items of note on diluted EPS ($) (1)						$0.08
Operating results – adjusted (4)
Total revenue – adjusted (5)	$2,056	$1,207	$539	$1,140	$114	$5,056	$438
Provision for (reversal of) credit losses – adjusted	67	(49)	(57)	(60)	–	(99)	(46)
Non-interest expenses – adjusted	1,118	617	257	529	292	2,813	210
Income (loss) before income taxes – adjusted	871	639	339	671	(178)	2,342	274
Income taxes – adjusted	229	169	60	180	(104)	534	48
Net income (loss) – adjusted	642	470	279	491	(74)	1,808	226
Net income attributable to non-controlling interests – adjusted	–	–	–	–	5	5	–
Net income (loss) attributable to equity shareholders – adjusted	642	470	279	491	(79)	1,803	226
Adjusted diluted EPS ($) (1)						$1.96
See previous pages for footnote references.

CIBC THIRD QUARTER 2022	11

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the nine months ended July 31, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$6,647	$3,938	$1,804	$3,819	$237	$16,445	$1,419
Provision for (reversal of) credit losses	571	2	118	(61)	(9)	621	93
Non-interest expenses	3,662	1,998	972	1,781	907	9,320	764
Income (loss) before income taxes	2,414	1,938	714	2,099	(661)	6,504	562
Income taxes	636	512	115	569	(386)	1,446	90
Net income (loss)	1,778	1,426	599	1,530	(275)	5,058	472
Net income attributable to non-controlling interests	–	–	–	–	16	16	–
Net income (loss) attributable to equity shareholders	1,778	1,426	599	1,530	(291)	5,042	472
Diluted EPS ($) (1)						$5.42
Impact of items of note (2)
Revenue
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	$(10)	$–	$–	$–	$–	$(10)	$–
Impact of items of note on revenue	(10)	–	–	–	–	(10)	–
Provision for (reversal of) credit losses
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	(94)	–	–	–	–	(94)	–
Impact of items of note on provision for (reversal of) credit losses	(94)	–	–	–	–	(94)	–
Non-interest expenses
Amortization of acquisition-related intangible assets	(11)	–	(51)	–	(9)	(71)	(40)
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	(85)	–	–	–	–	(85)	–
Increase in legal provisions	–	–	–	–	(45)	(45)	–
Impact of items of note on non-interest expenses	(96)	–	(51)	–	(54)	(201)	(40)
Total pre-tax impact of items of note on net income	180	–	51	–	54	285	40
Income taxes
Amortization of acquisition-related intangible assets	3	–	13	–	1	17	10
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	44	–	–	–	–	44	–
Increase in legal provisions	–	–	–	–	12	12	–
Impact of items of note on income taxes	47	–	13	–	13	73	10
Total after-tax impact of items of note on net income	$133	$–	$38	$–	$41	$212	$30
Impact of items of note on diluted EPS ($) (1)						$0.24
Operating results – adjusted (4)
Total revenue – adjusted (5)	$6,637	$3,938	$1,804	$3,819	$237	$16,435	$1,419
Provision for (reversal of) credit losses – adjusted	477	2	118	(61)	(9)	527	93
Non-interest expenses – adjusted	3,566	1,998	921	1,781	853	9,119	724
Income (loss) before income taxes – adjusted	2,594	1,938	765	2,099	(607)	6,789	602
Income taxes – adjusted	683	512	128	569	(373)	1,519	100
Net income (loss) – adjusted	1,911	1,426	637	1,530	(234)	5,270	502
Net income attributable to non-controlling interests – adjusted	–	–	–	–	16	16	–
Net income (loss) attributable to equity shareholders – adjusted	1,911	1,426	637	1,530	(250)	5,254	502
Adjusted diluted EPS ($) (1)						$5.66
See previous pages for footnote references.

12	CIBC THIRD QUARTER 2022

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the nine months ended July 31, 2021	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$6,022	$3,430	$1,632	$3,508	$359	$14,951	$1,300
Provision for (reversal of) credit losses	186	(34)	(24)	(66)	18	80	(21)
Non-interest expenses	3,262	1,797	825	1,589	927	8,400	658
Income (loss) before income taxes	2,574	1,667	831	1,985	(586)	6,471	663
Income taxes	677	444	161	506	(323)	1,465	128
Net income (loss)	1,897	1,223	670	1,479	(263)	5,006	535
Net income attributable to non-controlling interests	–	–	–	–	13	13	–
Net income (loss) attributable to equity shareholders	1,897	1,223	670	1,479	(276)	4,993	535
Diluted EPS ($) (1)						$5.43
Impact of items of note (2)
Non-interest expenses
Amortization of acquisition-related intangible assets	$–	$–	$(52)	$–	$(8)	$(60)	$(41)
Increase in legal provisions	–	–	–	–	(85)	(85)	–
Impact of items of note on non-interest expenses	–	–	(52)	–	(93)	(145)	(41)
Total pre-tax impact of items of note on net income	–	–	52	–	93	145	41
Income taxes
Amortization of acquisition-related intangible assets	–	–	14	–	1	15	11
Increase in legal provisions	–	–	–	–	22	22	–
Impact of items of note on income taxes	–	–	14	–	23	37	11
Total after-tax impact of items of note on net income	$–	$–	$38	$–	$70	$108	$30
Impact of items of note on diluted EPS ($) (1)						$0.12
Operating results – adjusted (4)
Total revenue – adjusted (5)	$6,022	$3,430	$1,632	$3,508	$359	$14,951	$1,300
Provision for (reversal of) credit losses – adjusted	186	(34)	(24)	(66)	18	80	(21)
Non-interest expenses – adjusted	3,262	1,797	773	1,589	834	8,255	617
Income (loss) before income taxes – adjusted	2,574	1,667	883	1,985	(493)	6,616	704
Income taxes – adjusted	677	444	175	506	(300)	1,502	139
Net income (loss) – adjusted	1,897	1,223	708	1,479	(193)	5,114	565
Net income attributable to non-controlling interests – adjusted	–	–	–	–	13	13	–
Net income (loss) attributable to equity shareholders – adjusted	1,897	1,223	708	1,479	(206)	5,101	565
Adjusted diluted EPS ($) (1)						$5.55
See previous pages for footnote references.

CIBC THIRD QUARTER 2022	13

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP
(adjusted)
pre-provision,
pre-tax
earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2022	Net income (loss)	$595	$484	$193	$447	$(53)	$1,666	$152
Jul. 31	Add: provision for (reversal of) credit losses	200	10	35	(9)	7	243	28
	Add: income taxes	213	174	42	168	(118)	479	32
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,008	668	270	606	(164)	2,388	212
	Pre-tax impact of items of note (2)	57	–	17	–	3	77	13
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,065	$668	$287	$606	$(161)	$2,465	$225
2022	Net income (loss)	$496	$480	$180	$540	$(173)	$1,523	$142
Apr. 30	Add: provision for (reversal of) credit losses	273	(4)	55	(14)	(7)	303	43
	Add: income taxes	177	172	36	198	(147)	436	29
	Pre-provision (reversal), pre-tax earnings (losses) (1)	946	648	271	724	(327)	2,262	214
	Pre-tax impact of items of note (2) (4)	16	–	17	–	48	81	14
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$962	$648	$288	$724	$(279)	$2,343	$228
2021	Net income (loss)	$642	$470	$266	$491	$(139)	$1,730	$216
Jul. 31	Add: provision for (reversal of) credit losses	67	(49)	(57)	(60)	–	(99)	(46)
	Add: income taxes	229	169	56	180	(127)	507	45
	Pre-provision (reversal), pre-tax earnings (losses) (1)	938	590	265	611	(266)	2,138	215
	Pre-tax impact of items of note (2)	–	–	17	–	88	105	13
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$938	$590	$282	$611	$(178)	$2,243	$228

$ millions, for the nine months ended
2022	Net income (loss)	$1,778	$1,426	$599	$1,530	$(275)	$5,058	$472
Jul. 31	Add: provision for (reversal of) credit losses	571	2	118	(61)	(9)	621	93
	Add: income taxes	636	512	115	569	(386)	1,446	90
	Pre-provision (reversal), pre-tax earnings (losses) (1)	2,985	1,940	832	2,038	(670)	7,125	655
	Pre-tax impact of items of note (2)(4)	86	–	51	–	54	191	40
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$3,071	$1,940	$883	$2,038	$(616)	$7,316	$695
2021	Net income (loss)	$1,897	$1,223	$670	$1,479	$(263)	$5,006	$535
Jul. 31	Add: provision for (reversal of) credit losses	186	(34)	(24)	(66)	18	80	(21)
	Add: income taxes	677	444	161	506	(323)	1,465	128
	Pre-provision (reversal), pre-tax earnings (losses) (1)	2,760	1,633	807	1,919	(568)	6,551	642
	Pre-tax impact of items of note (2)	–	–	52	–	93	145	41
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$2,760	$1,633	$859	$1,919	$(475)	$6,696	$683
(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)
Excludes the impact of the provision for credit losses for performing loans from the acquisition of the Canadian Costco credit card portfolio, as the amount is included in the add back of provision for (reversal of) credit losses.

14	CIBC THIRD QUARTER 2022

Strategic business units overview
CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups, which all are included within Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines. The key methodologies and assumptions used in reporting the financial results of our SBUs are provided on page 18 of our 2021 Annual Report.
Canadian Personal and Business Banking
Canadian Personal and Business Banking
provides personal and business clients across Canada with financial advice, services and solutions through banking centres, digital and mobile channels.
Results
(1)

	For the three months ended			For the nine months ended
$ millions	2022 Jul. 31	2022 Apr. 30	2021 Jul. 31	2022 Jul. 31	2021 Jul. 31
Revenue	$2,321	$2,143	$2,056	$6,647	$6,022
Provision for (reversal of) credit losses
Impaired	136	141	82	376	397
Performing	64	132	(15)	195	(211)
Total provision for credit losses	200	273	67	571	186
Non-interest expenses	1,313	1,197	1,118	3,662	3,262
Income before income taxes	808	673	871	2,414	2,574
Income taxes	213	177	229	636	677
Net income	$595	$496	$642	$1,778	$1,897
Net income attributable to:
Equity shareholders	$595	$496	$642	$1,778	$1,897
Efficiency ratio	56.6%	55.8%	54.4%	55.1%	54.2%
Operating leverage	(4.7)%	(2.7)%	3.4%	(1.9)%	0.7%
Return on equity (2)	28.1%	26.4%	38.6%	30.3%	38.8%
Average allocated common equity (2)	$8,387	$7,710	$6,595	$7,835	$6,536
Full-time equivalent employees	13,576	12,872	12,578	13,576	12,578
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $595 million, down $47 million from the same quarter last year, primarily due to higher non-interest expenses and a higher provision for credit losses, partially offset by higher revenue.
Net income was up $99 million from the prior quarter, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest
expenses.
Net income for the nine months ended July 31, 2022 was $1,778 million, down $119 million from the same period in 2021, primarily due to higher non-interest expenses and a higher provision for credit losses, partially offset by higher revenue.
Revenue
Revenue was up $265 million or 13% from the same quarter last year, primarily due to volume growth, including from the acquisition of the Canadian Costco credit card portfolio, and higher net product spreads that benefitted from the rising interest rate environment.
Revenue was up $178 million or 8% from the prior quarter, primarily due to additional days in the current quarter, volume growth, including from the acquisition of the Canadian Costco credit card portfolio, and higher net product spreads that benefitted from the rising interest rate environment.
Revenue for the nine months ended July 31, 2022 was up $625 million or 10% from the same period in 2021, primarily due to volume growth, including the acquisition of the Canadian Costco credit card portfolio, higher fee income and higher net product spreads that benefitted from the rising interest rate environment.
Provision for credit losses
Provision for credit losses was up $133 million from the same quarter last year. The current quarter included a provision on performing loans due to an unfavourable change in our economic outlook, while the same quarter last year included a provision reversal on performing loans due to a favourable change in our economic outlook. Provision for credit losses on impaired loans was up due to higher write-offs and higher provisions across the consumer portfolios, including from the first full quarter of the acquired Canadian Costco credit card portfolio.
Provision for credit losses was down $73 million from the prior quarter. Provision for credit losses on performing loans was down as the prior quarter included an allowance increase for the acquisition of the Canadian Costco credit card portfolio, partially offset by a greater degree of unfavourable change in our economic outlook in the current quarter. Provision for credit losses on impaired loans was down slightly from the prior quarter.

CIBC THIRD QUARTER 2022	15

Provision for credit losses for the nine months ended July 31, 2022 was up $385 million. The current period included a provision on performing loans due to the acquisition of the Canadian Costco credit card portfolio and the unfavourable change in our economic outlook mainly in the second and the third quarters, while the same period last year included a provision reversal on performing loans due to a favourable change in economic outlook throughout the entire period. Provision for credit losses on impaired loans was down due to lower write-offs in credit cards and the personal lending portfolio, partially offset by higher provisions in the personal lending portfolio and the impact from the acquisition of the Canadian Costco credit card portfolio.
Non-interest
expenses
Non-interest
expenses were up $195 million or 17% from the same quarter last year, primarily due to higher spending on strategic initiatives, including the Canadian Costco credit card portfolio, and higher employee-related compensation.
Non-interest
expenses were up $116 million or 10% from the prior quarter, primarily due to higher spending on strategic initiatives, including the Canadian Costco credit card portfolio, and higher employee-related compensation.
Non-interest
expenses for the nine months ended July 31, 2022 were up $400 million or 12% from the same period in 2021, primarily due to higher spending on strategic initiatives, including the Canadian Costco credit card portfolio, and higher employee-related compensation.
Income taxes
Income taxes were down $16 million from the same quarter last year, primarily due to lower income and were up $36 million from the prior quarter, primarily due to higher income.
Income taxes for the nine months ended July 31, 2022 were down $41 million from the same period in 2021, primarily due to lower income.
Canadian Commercial Banking and Wealth Management
Canadian Commercial Banking and Wealth Management
provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth
individuals and families across Canada, as well as asset management services to institutional investors.
Results
(1)

	For the three months ended			For the nine months ended
$ millions	2022 Jul. 31	2022 Apr. 30	2021 Jul. 31	2022 Jul. 31	2021 Jul. 31
Revenue
Commercial banking	$604	$541	$475	$1,677	$1,338
Wealth management	734	762	732	2,261	2,092
Total revenue	1,338	1,303	1,207	3,938	3,430
Provision for (reversal of) credit losses
Impaired	9	–	(11)	8	–
Performing	1	(4)	(38)	(6)	(34)
Total provision for (reversal of) credit losses	10	(4)	(49)	2	(34)
Non-interest expenses	670	655	617	1,998	1,797
Income before income taxes	658	652	639	1,938	1,667
Income taxes	174	172	169	512	444
Net income	$484	$480	$470	$1,426	$1,223
Net income attributable to:
Equity shareholders	$484	$480	$470	$1,426	$1,223
Efficiency ratio	50.1%	50.2%	51.2%	50.7%	52.4%
Operating leverage	2.4%	7.1%	0.2%	3.6%	1.3%
Return on equity (2)	22.8%	24.0%	27.2%	23.4%	24.4%
Average allocated common equity (2)	$8,423	$8,182	$6,863	$8,165	$6,712
Full-time equivalent employees	5,668	5,449	5,256	5,668	5,256
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $484 million, up $14 million from the same quarter last year, primarily due to higher revenue, partially offset by a provision for credit losses in the current quarter compared with a provision reversal in the prior year and higher non-interest
expenses.
Net income for the quarter was up $4 million from the prior quarter, primarily due to higher revenue, partially offset by higher non-interest
expenses and a provision for credit losses in the current quarter compared with a provision reversal in the prior quarter.
Net income for the nine months ended July 31, 2022 was $1,426 million, up $203 million from the same period in 2021, primarily due to higher revenue, partially offset by higher non-interest
expenses.
Revenue
Revenue was up $131 million or 11% from the same quarter last year.
Commercial banking revenue was up $129 million, primarily due to volume growth, higher fees and higher net product spreads that benefitted from the rising interest rate environment.
Wealth management revenue was comparable to the same quarter last year.
Revenue was up $35 million from the prior quarter.
Commercial banking revenue was up $63 million, primarily due to higher fees, additional days in the current quarter, higher net product spreads that benefitted from the rising interest rate environment.

16	CIBC THIRD QUARTER 2022

Wealth management revenue was down $28 million, primarily due to lower commission revenue from decreased client activity and lower fee-based revenue from market depreciation, partially offset by higher net interest income, mainly from deposits.
Revenue for the nine months ended July 31, 2022 was up $508 million or 15% from the same period in 2021.
Commercial banking revenue was up $339 million, primarily due to volume growth, higher fees and higher net product spreads that benefitted from the rising interest rate environment.
Wealth management revenue was up $169 million, primarily due to higher fee-based
revenue driven by higher average AUA and AUM reflecting market appreciation and net sales over the same period last year, and higher net interest income, mainly from deposits, partially offset by lower commission revenue from decreased client activity.
Provision for (reversal of) credit losses
Provision for credit losses in the current quarter was $10 million, compared with a provision reversal of $49 million in the same quarter last year. Provision reversal on performing loans was down as the same quarter last year included a favourable change in our economic outlook. The current quarter included a provision for credit losses on impaired loans mainly driven by an impairment in the education, health and social services sector, while the same quarter last year included a provision reversal on impaired loans attributable to the retail and wholesale sector.
Provision for credit losses in the current quarter was $10 million, compared with a provision reversal of $4 million in the prior quarter. The current quarter included a small provision for credit losses on performing loans, while the prior quarter included a small provision reversal. Provision for credit losses on impaired loans was up due to the loan loss in the education, health and social services sector as indicated above.
Provision for credit losses for the nine months ended July 31, 2022 was $2 million, compared with a provision reversal of $34 million in the same period last year. Provision reversal on performing loans was down as the same period last year included a favourable change in our economic outlook. The current period included a provision for credit losses on impaired loans attributable to the loan loss in the education, health and social services sector as indicated above, while the same period last year had no net provision for credit losses on impaired loans.
Non-interest
expenses
Non-interest
expenses were up $53 million or 9% from the same quarter last year, primarily due to higher spending on strategic initiatives and higher employee-related and performance-based compensation.
Non-interest
expenses were up $15 million or 2% from the prior quarter, primarily due to the timing of expenditures and higher spending on strategic initiatives, partially offset by lower performance-based compensation.
Non-interest
expenses for the nine months ended July 31, 2022 were up $201 million or 11% from the same period in 2021, primarily due to higher performance-based and employee-related compensation, and higher spending on strategic initiatives.
Income taxes
Income taxes were up $5 million from the same quarter last year, and were up $2 million from the prior quarter, primarily due to higher income.
Income taxes for the nine months ended July 31, 2022 were up $68 million from the same period in 2021, primarily due to higher income.
U.S. Commercial Banking and Wealth Management
U.S. Commercial Banking and Wealth Management
provides commercial banking and private wealth services across the U.S., as well as personal and small business banking services in four U.S. Midwestern markets and focuses on middle-market and mid-corporate
companies and
high-net-worth
individuals and families.
Results in Canadian dollars
(1)

	For the three months ended			For the nine months ended
$ millions	2022 Jul. 31	2022 Apr. 30	2021 Jul. 31	2022 Jul. 31	2021 Jul. 31
Revenue
Commercial banking	$388	$389	$350	$1,181	$1,078
Wealth management (2)	216	202	189	623	554
Total revenue (3)	604	591	539	1,804	1,632
Provision for (reversal of) credit losses
Impaired	15	34	25	79	96
Performing	20	21	(82)	39	(120)
Total provision for (reversal of) credit losses	35	55	(57)	118	(24)
Non-interest expenses	334	320	274	972	825
Income before income taxes	235	216	322	714	831
Income taxes	42	36	56	115	161
Net income	$193	$180	$266	$599	$670
Net income attributable to:
Equity shareholders	$193	$180	$266	$599	$670
Average allocated common equity (4)	$10,534	$10,230	$8,738	$10,222	$8,938
Full-time equivalent employees	2,395	2,277	2,155	2,395	2,155
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Includes revenue related to the U.S. Paycheck Protection Program (PPP).
(3)
Included $1 million of income relating to the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank for the quarter ended July 31, 2022 (April 30, 2022: $2 million; July 31, 2021: $3 million) and $6 million for the nine months ended July 31, 2022 (July 31, 2021: $12 million).

(4)	For additional information, see the “Non-GAAP measures” section.

CIBC THIRD QUARTER 2022	17

Results in U.S. dollars
(1)

	For the three months ended			For the nine months ended
US$ millions	2022 Jul. 31	2022 Apr. 30	2021 Jul. 31	2022 Jul. 31	2021 Jul. 31
Revenue
Commercial banking	$304	$307	$284	$929	$858
Wealth management (2)	169	160	154	490	442
Total revenue (3)	473	467	438	1,419	1,300
Provision for (reversal of) credit losses
Impaired	12	27	19	62	75
Performing	16	16	(65)	31	(96)
Total provision for (reversal of) credit losses	28	43	(46)	93	(21)
Non-interest expenses	261	253	223	764	658
Income before income taxes	184	171	261	562	663
Income taxes	32	29	45	90	128
Net income	$152	$142	$216	$472	$535
Net income attributable to:
Equity shareholders	$152	$142	$216	$472	$535
Efficiency ratio	55.3%	54.1%	50.9%	53.9%	50.6%
Operating leverage	(9.3)%	(6.7)%	3.8%	(7.1)%	11.8%
Return on equity (4)	7.3%	7.2%	12.1%	7.8%	10.0%
Average allocated common equity (4)	$8,247	$8,075	$7,097	$8,038	$7,118
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Includes revenue related to the U.S. PPP.
(3)
Included US$1 million of income relating to the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank for the quarter ended July 31, 2022 (April 30, 2022: US$2 million; July 31, 2021: US$2 million) and US$5 million for the nine months ended July 31, 2022 (July 31, 2021: US$9 million).

(4)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $193 million (US$152 million), down $73 million (US$64 million) from the same quarter last year, primarily due to a provision for credit losses in the current quarter compared with a provision reversal in the prior year and higher non-interest
expenses, partially offset by higher revenue.
Net income was up $13 million (US$10 million) from the prior quarter, primarily due to lower provision for credit losses and higher revenue, partially offset by higher non-interest expenses.
Net income for the nine months ended July 31, 2022 was $599 million (US$472 million), down $71 million (US$63 million) from the same period in 2021, primarily due to a provision for credit losses in the current quarter compared with a provision reversal in the prior year and higher non-interest expenses, partially offset by higher revenue.
Revenue
Revenue was up US$35 million or 8% from the same quarter last year.
Commercial banking revenue was up US$20 million, primarily due to volume growth, partially offset by lower net product spreads.
Wealth management revenue was up US$15 million, primarily due to higher net product spreads that benefitted from the rising interest rate environment.
Revenue was up US$6 million or 1% from the prior quarter.
Commercial banking revenue was down US$3 million, primarily due to lower net product spreads, partially offset by volume growth and additional days in the current quarter.
Wealth management revenue was up US$9 million, primarily due to higher net product spreads that benefitted from the rising interest rate environment, partially offset by lower fee-based
revenue driven by lower average AUA and AUM reflecting market depreciation.
Revenue for the nine months ended July 31, 2022 was up US$119 million or 9% from the same period in 2021.
Commercial banking revenue was up US$71 million, primarily due to volume growth and higher fees, partially offset by lower net product spreads.
Wealth management revenue was up US$48 million, primarily due to higher fee-based
revenue driven by higher average AUA and AUM reflecting net market appreciation and net sales, and higher net product spreads that benefitted from the rising interest rate environment.
Provision for (reversal of) credit losses
Provision for credit losses in the current quarter was US$28 million, compared with a provision reversal of US$46 million in the same quarter last year. The current quarter included a provision for credit losses on performing loans mainly due to unfavourable credit migration and an unfavourable change in our economic outlook, while the same quarter last year included a provision reversal due to a favourable change in our economic outlook. The provision for credit losses on impaired loans was down due to lower provisions in the real estate sector.
Provision for credit losses was down US$15 million from the prior quarter. Provision for credit losses on performing loans was comparable to the prior quarter, which also reflected an unfavourable change in our economic outlook. Provision for credit losses on impaired loans was down due to lower provisions in the real estate sector.
Provision for credit losses for the nine months ended July 31, 2022 was US$93 million compared with a provision reversal of US$21 million in the same period last year. The current period included a provision for credit losses on performing loans due to unfavourable credit migration and an unfavourable change in our economic outlook, while the same period last year included a provision reversal due to a favourable change in our economic outlook. The provision for credit losses on impaired loans was down due to lower provisions in the real estate sector, partially offset by higher provisions in the capital goods manufacturing sector.

18	CIBC THIRD QUARTER 2022

Non-interest
expenses
Non-interest
expenses were up US$38 million or 17% from the same quarter last year, primarily due to higher employee-related compensation and higher spending on strategic initiatives.
Non-interest
expenses were up US$8 million or 3% from the prior quarter, primarily due to higher spending on strategic initiatives.
Non-interest
expenses for the nine months ended July 31, 2022 were up US$106 million or 16% from the same period in 2021, primarily due to higher employee-related and performance-based compensation, and higher spending on strategic initiatives.
Income taxes
Income taxes were down US$13 million from the same quarter last year, primarily due to lower income.
Income taxes were up US$3 million from the prior quarter, primarily due to higher income.
Income taxes for the nine months ended July 31, 2022 were down US$38 million from the same period in 2021, primarily due to lower income.
Capital Markets
Capital Markets
provides integrated global markets products and services, investment banking advisory and execution, corporate banking solutions and top-ranked
research to our clients around the world. It includes Direct Financial Services which provides a cohesive set of direct banking, direct investing and innovative multi-currency payment solutions for CIBC’s clients.
Results
(1)

	For the three months ended			For the nine months ended
$ millions	2022 Jul. 31	2022 Apr. 30	2021 Jul. 31	2022 Jul. 31	2021 Jul. 31
Revenue
Global markets	$512	$675	$503	$1,859	$1,656
Corporate and investment banking	432	418	428	1,260	1,234
Direct financial services	255	223	209	700	618
Total revenue (2)	1,199	1,316	1,140	3,819	3,508
Provision for (reversal of) credit losses
Impaired	(15)	2	(18)	(26)	32
Performing	6	(16)	(42)	(35)	(98)
Total reversal of credit losses	(9)	(14)	(60)	(61)	(66)
Non-interest expenses	593	592	529	1,781	1,589
Income before income taxes	615	738	671	2,099	1,985
Income taxes (2)	168	198	180	569	506
Net income	$447	$540	$491	$1,530	$1,479
Net income attributable to:
Equity shareholders	$447	$540	$491	$1,530	$1,479
Efficiency ratio	49.5%	44.9%	46.4%	46.6%	45.3%
Operating leverage	(7.2)%	0.2%	(9.0)%	(3.3)%	4.5%
Return on equity (3)	19.3%	25.4%	26.6%	23.3%	27.8%
Average allocated common equity (3)	$9,200	$8,702	$7,331	$8,795	$7,110
Full-time equivalent employees	2,410	2,290	2,259	2,410	2,259
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Revenue and income taxes are reported on a TEB. Accordingly, revenue and income taxes include a TEB adjustment of $48 million for the quarter ended July 31, 2022 (April 30, 2022: $53 million; July 31, 2021: $51 million) and $160 million for the nine months ended July 31, 2022 (July 31, 2021: $156 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(3)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $447 million, down $44 million from the same quarter last year, primarily due to higher non-interest
expenses and a lower provision reversal in the current quarter, partially offset by higher revenue.
Net income was down $93 million from the prior quarter, primarily due to lower revenue.
Net income for the nine months ended July 31, 2022 was $1,530 million, up $51 million from the same period in 2021, primarily due to higher revenue, partially offset by higher non-interest
expenses.
Revenue
Revenue was up $59 million or 5% from the same quarter last year.
Global markets revenue was up $9 million, primarily due to higher foreign exchange and global collateral finance revenue, partially offset by lower fixed income and equity derivatives trading revenue.
Corporate and investment banking revenue was up $4 million, primarily due to higher corporate banking revenue, higher gains from our investment portfolios and higher advisory revenue, partially offset by lower equity and debt underwriting activity.
Direct financial services revenue was up $46 million, primarily due to higher revenue from Simplii Financial and higher volumes and growth in our foreign exchange and payments business.
Revenue was down $117 million or 9% from the prior quarter.
Global markets revenue was down $163 million, primarily due to lower fixed income, equity derivatives and commodities trading revenue.
Corporate and investment banking revenue was up $14 million, primarily due to higher gains from our investment portfolios and higher advisory revenue, partially offset by lower equity and debt underwriting activity.
Direct financial services revenue was up $32 million, primarily due to higher revenue from Simplii Financial.

CIBC THIRD QUARTER 2022	19

Revenue for the nine months ended July 31, 2022 was up $311 million or 9% from the same period in 2021.
Global markets revenue was up $203 million, primarily due to higher foreign exchange, equity derivatives trading and global collateral finance revenue, partially offset by lower commodities trading revenue.
Corporate and investment banking revenue was up $26 million, primarily due to higher corporate banking revenue, partially offset by lower equity and debt underwriting activity.
Direct financial services revenue was up $82 million, primarily due to higher revenue from Simplii Financial and higher volumes and growth in our foreign exchange and payments business, partially offset by lower trading volumes in direct investing.
Provision for (reversal of) credit losses
Provision reversal of credit losses was down $51 million from the same quarter last year. The current quarter included a small provision for credit losses on performing loans, while the same quarter last year included a provision reversal due to a favourable change in our economic outlook and favourable credit migration. Provision reversal on impaired loans was comparable with the same quarter last year.
Provision reversal of credit losses was down $5 million from the prior quarter. The current quarter included a small provision for credit losses on performing loans, while the prior quarter included a provision reversal in the oil and gas sector due to a favourable change in our economic outlook. The current quarter included a provision reversal on impaired loans attributable to the oil and gas sector, while the prior quarter had a small provision for credit losses on impaired loans.
Provision reversal of credit losses for the nine months ended July 31, 2022 was down $5 million from the same period last year. Provision reversal on performing loans was down as the period last year had favourable credit migration. The current period included a provision reversal on impaired loans mainly attributable to the oil and gas sector, while the same period last year included a provision attributable to the utilities sector.
Non-interest
expenses
Non-interest
expenses were up $64 million or 12% from the same quarter last year, primarily due to higher spending on strategic initiatives and higher employee-related compensation.
Non-interest
expenses were comparable to the prior quarter.
Non-interest
expenses for the nine months ended July 31, 2022 were up $192 million or 12% from the same period in 2021, primarily due to higher spending on strategic initiatives and higher employee-related compensation.
Income taxes
Income taxes were down $12 million from the same quarter last year, and were down $30 million from the prior quarter, primarily due to lower income.
Income taxes for the nine months ended July 31, 2022 were up $63 million from the same period in 2021, primarily due to higher income.
Corporate and Other
Corporate and Other
includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.
Results
(1)

	For the three months ended			For the nine months ended
$ millions	2022 Jul. 31	2022 Apr. 30	2021 Jul. 31	2022 Jul. 31	2021 Jul. 31
Revenue
International banking	$189	$179	$165	$558	$507
Other	(80)	(156)	(51)	(321)	(148)
Total revenue (2)	109	23	114	237	359
Provision for (reversal of) credit losses
Impaired	11	19	30	41	65
Performing	(4)	(26)	(30)	(50)	(47)
Total provision for (reversal of) credit losses	7	(7)	–	(9)	18
Non-interest expenses	273	350	380	907	927
Loss before income taxes	(171)	(320)	(266)	(661)	(586)
Income taxes (2)	(118)	(147)	(127)	(386)	(323)
Net income (loss)	$(53)	$(173)	$(139)	$(275)	$(263)
Net income (loss) attributable to:
Non-controlling interests	$6	$5	$5	$16	$13
Equity shareholders	(59)	(178)	(144)	(291)	(276)
Full-time equivalent employees	25,456	24,926	22,656	25,456	22,656
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)
Revenue and income taxes of Capital Markets are reported on a TEB. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $48 million for the quarter ended July 31, 2022 (April 30, 2022: $53 million; July 31, 2021: $51 million) and $160 million for the nine months ended July 31, 2022 (July 31, 2021: $156 million).

20	CIBC THIRD QUARTER 2022

Financial overview
Net loss for the quarter was $53 million, compared with a net loss of $139 million in the same quarter last year, primarily due to lower non-interest
expenses, partially offset by a provision for credit losses in the current quarter and lower revenue.
Net loss for the quarter was $53 million, compared with a net loss of $173 million in the prior quarter, primarily due to higher revenue and lower non-interest
expenses, partially offset by a provision for credit losses in the current quarter compared with a provision reversal in the prior quarter.
Net loss for the nine months ended July 31, 2022 was $275 million, compared with a net loss of $263 million for the same period in 2021, primarily due to lower revenue, partially offset by a provision reversal in the current period compared to a provision for credit losses in the prior period, and lower non-interest expenses.
Revenue
Revenue was down $5 million or 4% from the same quarter last year.
International banking revenue was up $24 million, primarily due to the impact of foreign exchange translation, higher net product spreads that benefitted from the rising interest rate environment, and higher fee-based revenue in CIBC FirstCaribbean.
Other revenue was down $29 million, primarily due to lower treasury revenue, partially offset by higher revenue from our strategic investments.
Revenue was up $86 million or 374% from the prior quarter.
International banking revenue was up $10 million, primarily due to higher net product spreads that benefitted from the rising interest rate environment, and the impact of foreign exchange translation.
Other revenue was up $76 million, primarily due to higher treasury revenue and higher revenue from our strategic investments.
Revenue for the nine months ended July 31, 2022 was down $122 million or 34% from the same period in 2021.
International banking revenue was up $51 million, primarily due to higher fee-based
revenue in CIBC FirstCaribbean, the impact of foreign exchange translation and higher net product spreads that benefitted from the rising interest rate environment.
Other revenue was down $173 million, primarily due to lower treasury revenue related to an increase in funding costs from higher credit spreads.
Provision for (reversal of) credit losses
Provision for credit losses was up $7 million, from the same quarter last year. Provision reversal on performing loans was down as the same quarter last year included a favourable impact of model updates, partially offset by unfavourable credit migration. Provision for credit losses on impaired loans was down due to lower provisions in CIBC FirstCaribbean.
Provision for credit losses in the current quarter was $7 million, compared with a provision reversal of $7 million in the prior quarter. Provision reversal on performing loans was down as the prior quarter included a favourable impact of model updates compared to an unfavourable change in our economic outlook in the current quarter. Provision for credit losses on impaired loans was down due to lower provisions in CIBC FirstCaribbean.
Provision for credit losses for the nine months ended July 31, 2022 was a reversal of $9 million, compared with a provision for credit losses of $18 million in the same period last year. Provision reversal on performing loans was comparable with the same period last year. Provision for credit losses on impaired loans was down due to lower provisions in CIBC FirstCaribbean.
Non-interest
expenses
Non-interest
expenses were down $107 million or 28% from the same quarter last year, as the same quarter last year included an increase in legal provisions, shown as an item of note, and lower unallocated corporate support costs in the current quarter, partially offset by higher expenses in CIBC FirstCaribbean.
Non-interest
expenses were down $77 million or 22% from the prior quarter, as the prior quarter included an increase in legal provisions, shown as an item of note, and lower unallocated corporate support costs in the current quarter, partially offset by higher expenses in CIBC FirstCaribbean.
Non-interest
expenses for the nine months ended July 31, 2022 were down $20 million or 2% from the same period in 2021, as the prior period included an increase in legal provisions, as noted above, partially offset by higher expenses in CIBC FirstCaribbean and higher unallocated corporate support costs.
Income taxes
Income tax benefit was down $9 million from the same quarter last year, and was down $29 million from the prior quarter, primarily due to a lower loss.
Income tax benefit for the nine months ended July 31, 2022 was up $63 million from the same period in 2021, primarily due to a higher loss.

CIBC THIRD QUARTER 2022	21

Financial condition
Review of condensed consolidated balance sheet

$ millions, as at	2022 Jul. 31	2021 Oct. 31
Assets
Cash and deposits with banks	$45,334	$56,997
Securities	176,849	161,401
Securities borrowed and purchased under resale agreements	75,412	79,940
Loans and acceptances, net of allowance for credit losses	516,595	462,879
Derivative instruments	36,284	35,912
Other assets	46,316	40,554
	$896,790	$837,683
Liabilities and equity
Deposits	$678,457	$621,158
Obligations related to securities lent, sold short and under repurchase agreements	87,170	97,133
Derivative instruments	39,439	32,101
Other liabilities	36,541	35,922
Subordinated indebtedness	6,359	5,539
Equity	48,824	45,830
	$896,790	$837,683
Assets
As at July 31, 2022, total assets were up $59.1 billion or 7% from October 31, 2021, of which approximately $9 billion was due to the appreciation of the U.S. dollar.
Cash and deposits with banks decreased by $11.7 billion or 20%, primarily due to lower short-term placements.
Securities increased by $15.4 billion or 10%, primarily due to increases in Canadian government and U.S. treasury debt securities, partially offset by decreases in corporate equity.
Securities borrowed and purchased under resale agreements decreased by $4.5 billion or 6%, primarily due to client-driven activities.
Loans and acceptances, net of allowance, increased by $53.7 billion or 12%, primarily due to increases in Canadian residential mortgages, business and government loans, which included the impact of foreign exchange translation, and the credit card portfolio, which included the addition of the Canadian Costco credit card portfolio acquired in the second quarter.
Derivative instruments increased by $0.4 billion or 1%, largely driven by increases in other commodity and foreign exchange derivatives valuation, partially offset by decreases in equity and interest rate derivatives valuation.
Other assets increased by $5.8 billion or 14%, primarily due to increases in collateral pledged for derivatives, tax receivables and precious metals.
Liabilities
As at July 31, 2022, total liabilities were up $56.1 billion or 7% from October 31, 2021, of which approximately $9 billion was due to the appreciation of the U.S. dollar.
Deposits increased by $57.3 billion or 9%, primarily due to increased wholesale funding and domestic retail volume growth. Further details on the composition of deposits are provided in Note 7 to our interim consolidated financial statements.
Obligations related to securities lent, sold short and under repurchase agreements decreased by $10.0 billion or 10%, primarily due to client-driven activities.
Derivative instruments increased by $7.3 billion or 23%, largely driven by increases in foreign exchange and other commodity derivatives valuation.
Other liabilities increased by $0.6 billion or 2%, primarily due to increases in broker payables and acceptances.
Subordinated indebtedness increased by $0.8 billion or 15% due to the issuance of subordinated indebtedness in the second quarter. For further details see the “Capital management” section.
Equity
As at July 31, 2022, equity increased by $3.0 billion or 7% from October 31, 2021, primarily due to a net increase in retained earnings and the issuance of a limited recourse capital note, offset by the redemption of preferred shares during the current quarter.

22	CIBC THIRD QUARTER 2022

Capital management
We actively manage our capital to maintain a strong and efficient capital base that provides balance sheet resilience, enables our businesses to grow and execute on our strategy, and meets regulatory requirements. We consider our strategy, the economic outlook, and the overall operating environment when deploying our capital and may choose to operate with greater levels of capital based on our view of potential downside risks. For additional details on capital management, see pages 32 to 42 of our 2021 Annual Report.
Regulatory capital requirements
Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the capital standards developed by the BCBS.
Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding AOCI relating to cash flow hedges and changes to fair value option (FVO) liabilities attributable to changes in own credit risk.
(2)
In response to the
COVID-19
pandemic, OSFI has provided regulatory flexibility by implementing transitional arrangements for the treatment of expected loss provisioning, such that part of the allowances that would otherwise be included in Tier 2 capital will instead qualify for inclusion in CET1 capital subject to certain scalars and limitations until the end of fiscal 2022. See the “Continuous enhancement to regulatory capital requirements” section for additional details.

Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability
of the financial institution.
OSFI requires all institutions to achieve target capital ratios which include buffers. Targets may be higher for certain institutions at OSFI’s discretion. CIBC has been designated by OSFI as a domestic systemically important bank
(D-SIB)
in Canada.
D-SIBs
are subject to a CET1 surcharge equal to 1.0% of RWA. In addition, OSFI expects
D-SIBs
to hold a Domestic Stability Buffer (DSB) requirement intended to address Pillar 2 risks that are not adequately captured in the Pillar 1 capital requirements. The DSB is currently set at 2.5% but can range from 0% to 2.5% of RWA. Additionally, banks need to hold an incremental countercyclical capital buffer equal to their weighted-average buffer requirement in Canada and across certain other jurisdictions where they have private sector credit exposures. OSFI’s current targets are summarized below:

As at July 31, 2022	Minimum	Capital conservation buffer	D-SIB buffer	Pillar 1 targets (1)	Domestic Stability Buffer (2)	Target including all buffer requirements
CET1 ratio	4.5%	2.5%	1.0%	8.0%	2.5%	10.5%
Tier 1 capital ratio	6.0%	2.5%	1.0%	9.5%	2.5%	12.0%
Total capital ratio	8.0%	2.5%	1.0%	11.5%	2.5%	14.0%
(1)	The countercyclical capital buffer applicable to CIBC is insignificant as at July 31, 2022.
(2)	On June 22, 2022, OSFI announced the DSB will remain at 2.5% of total RWA. This level remains unchanged from October 31, 2021.
In the first quarter of 2022, we increased the common equity allocated to our SBUs based on a target CET1 ratio of 11%, from 10% in 2021, for the purpose of capital management. Further increases are possible as a result of the downside risks inherent in the economic outlook.
Capital adequacy requirements are applied on a consolidated basis consistent with our financial statements, except for our insurance subsidiaries (CIBC Cayman Reinsurance Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. The basis of consolidation applied to our financial statements is described in Note 1 to the consolidated financial statements included in our 2021 Annual Report. CIBC Life Insurance Company Limited is subject to OSFI’s Life Insurance Capital Adequacy Test.

CIBC THIRD QUARTER 2022	23

Continuous enhancement to regulatory capital requirements
The BCBS and OSFI have published a number of proposals for changes to the existing regulatory capital requirements to strengthen the regulation, supervision, and practices of banks, as well as to respond to changes in market conditions as a result of the
COVID-19
pandemic, with the overall objective of enhancing financial stability (see page 35 of our 2021 Annual Report). The discussion below provides a summary of BCBS and OSFI publications that have been issued since our 2021 Annual Report and transitional arrangements in response to the
COVID-19
pandemic.
Basel III reforms and revised Pillar 3 disclosure requirements
On January 31, 2022, OSFI released final capital, leverage, liquidity, and disclosure guidelines that incorporate the final Basel III reforms, as well as certain updates to the treatment of credit valuation adjustments (CVA), market risk hedges of other valuation adjustments of over-the-counter
(OTC) derivatives and management of operational risk. The implementation date for these changes is the second quarter of 2023, with the exceptions of revisions to the CVA and market risk frameworks, which is the first quarter of 2024. The revisions to the LAR Guideline will be implemented as of April 1, 2023. Primary changes include:
•	Revisions to both the internal ratings-based (IRB) approach and standardized approach to credit risk;
•	Revised operational, market risk and CVA frameworks;
•	Updated CET1 capital deductions for certain assets;
•	An updated capital output floor based on the revised standardized approach noted above, with the phase-in of the floor factor over three years commencing in the second quarter of 2023;
•	Modification to the leverage ratio framework, including a buffer requirement for D-SIBs; and
•	Enhancements to the LAR Guideline, including changes to net cumulative cash flow (NCCF) requirements.
OSFI also announced revised existing Pillar 3 disclosure to be implemented in the second quarter of 2023 and new Pillar 3 disclosure to be implemented in the fourth quarter of 2023 for
D-SIBs.
On November 11, 2021, the BCBS published “Revisions to market risk disclosure requirements”, which included a number of adjustments to reflect the revised market risk framework introduced in January 2019. OSFI has not adopted the related changes and currently requires implementation of the 2019 market risk framework in the first quarter of 2024.
Transitional arrangements for the capital treatment of expected loss provisioning
In response to the
COVID-19
pandemic, OSFI introduced transitional arrangements for ECL provisioning that are available under the Basel Framework. These transitional arrangements were effective immediately upon being announced by OSFI on March 27, 2020 and result in a portion of allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount of ECL allowances eligible for inclusion in CET1 capital is determined based on the increase in stage 1 and stage 2 allowances relative to balances as at January 31, 2020 as a baseline. This amount is then adjusted for tax effects and is subject to a scaling factor that decreases over time. The scaling factor has been set at 70% for fiscal 2020, 50% for fiscal 2021, and 25% for fiscal 2022. For exposures under the IRB approach, the lower of this amount and excess allowances otherwise eligible for inclusion in Tier 2 capital is included as CET1 capital under the transitional arrangements.
Capital treatment of federal program supporting highly affected sectors
On January 27, 2021, OSFI provided direction on the capital treatment of the government-guaranteed loans made under the Business Development Bank of Canada (BDC) Highly Affected Sectors Credit Availability Program loan guarantee program. Pursuant to this direction, the loans are considered sovereign risk based on the BDC guarantee, and the relevant risk weight under the CAR Guideline is applied accordingly. The entire amount of the loan is included in the exposure measure used for calculating the leverage ratio.
We continue to monitor and prepare for developments impacting regulatory capital requirements and disclosures.
Regulatory capital and ratios
Our regulatory capital levels and ratios are summarized below:

$ millions, as at	2022 Jul. 31	2021 Oct. 31
CET1 capital (1)	$ 35,718	$33,751
Tier 1 capital (1)	40,038	38,344
Total capital (1)	46,401	44,202

RWA consist of:
Credit risk	261,745	232,311
Market risk	9,075	9,106
Operational risk	32,923	31,397
Total RWA	303,743	272,814

CET1 ratio	11.8%	12.4%
Tier 1 capital ratio	13.2%	14.1%
Total capital ratio	15.3%	16.2%
(1)
Includes the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020 in response to the onset of the
COVID-19
pandemic. The transitional arrangement results in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount is subject to certain scalars and limitations until the end of fiscal 2022.

CET1 ratio
The CET1 ratio at July 31, 2022 decreased 0.6% from October 31, 2021, driven by the impact of an increase in RWA, partially offset by the increase in CET1 capital.

24	CIBC THIRD QUARTER 2022

The increase in CET1 capital was primarily the result of internal capital generation (net income less dividends and distributions) and the impact of foreign currency translation, partially offset by a decrease in AOCI related to debt securities measured at fair value through other comprehensive income and higher intangible assets including the impact from the acquisition of the Canadian Costco credit card portfolio.
The increase in RWA was primarily due to increased book size, the impact of foreign exchange translation, the acquisition of the Canadian Costco credit card portfolio and increased operational risk levels, partially offset by improved credit quality.
Tier 1 capital ratio
The Tier 1 capital ratio at July 31, 2022 decreased 0.9% from October 31, 2021, primarily due to the factors affecting the CET1 ratio noted above. The impact from the issuance of Limited Recourse Capital Notes Series 3 (LRCN Series 3 Notes) was largely offset by the redemption of Non-cumulative Class A Preferred Shares Series 45 (NVCC) (the Series 45 Preferred Shares) on July 29, 2022 (see the “Significant capital management activity” section below).
Total capital ratio
The Total capital ratio at July 31, 2022 decreased 0.9% from October 31, 2021, primarily due to the factors affecting the Tier 1 capital ratio noted above and the phase-out
of
non-qualifying
capital instruments, partially offset by a $1.0 billion issuance of Tier 2 capital instrument in the current quarter. See the “Significant capital management activity” section for further details.
Leverage ratio
The Basel III capital standards include a
non-risk-based
capital metric, the leverage ratio, to supplement risk-based capital requirements. The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the standards as the sum of:
(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).
OSFI expects federally regulated deposit-taking institutions to have leverage ratios that meet or exceed 3.0%. This minimum may be higher for certain institutions at OSFI’s discretion.

$ millions, as at	2022 Jul. 31	2021 Oct. 31
Tier 1 capital	$40,038	$38,344
Leverage ratio exposure (1)	941,694	823,343
Leverage ratio	4.3%	4.7%
(1)
The temporary exclusion of qualifying sovereign-issued securities from the leverage ratio exposure measure in response to the onset of the COVID-19 pandemic was no longer applicable beginning in the first quarter of 2022. Central bank reserves continue to be excluded from the measure.

The leverage ratio at July 31, 2022 decreased 0.4% from October 31, 2021, as the impact of an increase in Tier 1 capital was more than offset by the impact of an increase in leverage ratio exposure. The increase in leverage ratio exposure was primarily driven by an increase in on-balance
sheet exposures and the reversal of the temporary exclusion of qualifying sovereign-issued securities from the exposure measure.
Total loss absorbing capacity requirements
OSFI also requires
D-SIBs
to maintain a supervisory target total loss absorbing capacity (TLAC) ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio).
TLAC is required to ensure that a
non-viable
D-SIB
has sufficient loss absorbing capacity to support its recapitalization. This would, in turn, facilitate an orderly resolution of the
D-SIB
while minimizing adverse impacts on the financial sector stability and taxpayers. TLAC is defined as the aggregate of total capital and other TLAC instruments primarily comprised of bail-in
eligible instruments with residual maturity greater than 365 days.
OSFI expects
D-SIBs
to have a minimum risk-based TLAC ratio of 21.5% plus the then applicable DSB requirement (2.5% as noted above), and a minimum TLAC leverage ratio of 6.75%, beginning in the first quarter of fiscal 2022.

$ millions, as at	2022 Jul. 31	2021 Oct. 31
TLAC available	$87,061	$76,701
Total RWA	303,743	272,814
Leverage ratio exposure (1)	941,694	823,343
TLAC ratio	28.7%	28.1%
TLAC leverage ratio	9.2%	9.3%
(1)
The temporary exclusion of qualifying sovereign-issued securities from the leverage ratio exposure measure in response to the onset of the COVID-19 pandemic was no longer applicable beginning in the first quarter of 2022. Central bank reserves continue to be excluded from the measure.

The TLAC ratio at July 31, 2022 increased 0.6% from October 31, 2021, driven by the increase in TLAC, partially offset by the impact of an increase in RWA. The increase in TLAC was primarily due to issuances of bail-in
eligible liabilities.
The TLAC leverage ratio at July 31, 2022 decreased 0.1% from October 31, 2021, primarily due to the factors affecting the leverage ratio exposure as noted above, partially offset by an increase in TLAC.
Share split
In February 2022, CIBC’s Board of Directors approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares to be effected through an amendment to CIBC’s by-laws.
On April 7, 2022, CIBC shareholders approved the Share Split. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

CIBC THIRD QUARTER 2022	25

Significant capital management activity
On March 13, 2020, following the onset of the
COVID-19
pandemic, OSFI imposed temporary measures on federally regulated financial institutions to cease dividend increases and share buybacks in order to ensure that the additional capital available is used to support Canadian lending activities. The temporary measures were lifted by OSFI effective November 4, 2021. The following were the main capital initiatives undertaken in 2022:
Normal course issuer bid
On December 9, 2021, we announced that the Toronto Stock Exchange had accepted the notice of our intention to commence a normal course issuer bid. Purchases under this bid will be completed upon the earlier of: (i) CIBC purchasing 20 million common shares (on a post share split basis); (ii) CIBC providing a notice of termination; or (iii) December 12, 2022. No common shares have been purchased and cancelled during the quarter. For the nine months ended July 31, 2022, we purchased and cancelled 1,800,000 common shares (on a post share split basis) at an average price of $74.43 for a total amount of $134 million.
Employee share purchase plan
Pursuant to the employee share purchase plan, we issued 661,554 common shares (on a post share split basis) for consideration of $44 million for the current quarter and 1,709,684 common shares (on a post share split basis) for consideration of $125 million for the nine months ended July 31, 2022.
Shareholder investment plan
Pursuant to the shareholder investment plan, we issued 635,977 common shares (on a post share split basis) for consideration of $40 million for the current quarter and 1,603,223 common shares (on a post share split basis) for consideration of $113 million for the nine months ended July 31, 2022.
Dividends
On May 25, 2022, the CIBC Board of Directors approved an increase in our quarterly common share dividend from $0.805 per share to $0.830 per share for the quarter ending July 31, 2022.
Subordinated indebtedness
On April 7, 2022, we issued $1.0 billion principal amount of 4.20% Debentures due April 7, 2032 (subordinated indebtedness). The Debentures bear interest at a fixed rate of 4.20% per annum (paid semi-annually) until April 7, 2027, and at Daily Compounded Canadian Overnight Repo Rate Average (CORRA) plus 1.69% per annum (paid quarterly) thereafter until maturity on April 7, 2032. The debenture qualifies as Tier 2 capital.
Limited Recourse Capital Notes Series 3 (LRCN Series 3 Notes)
On June 15, 2022, we issued $800 million principal amount of 7.150% Limited Recourse Capital Notes Series 3 (NVCC) (subordinated indebtedness). The LRCN Series 3 Notes mature on July 28, 2082, and bear interest at a fixed rate of 7.150% per annum (paid semi-annually) until July 28, 2027. Starting on July 28, 2027, and every five years thereafter until July 28, 2077, the interest rate will be reset to the then current five-year Government of Canada bond yield plus 4.000% per annum.
Concurrently with the issuance of the LRCN Series 3 Notes, we issued Non-Cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 55 (NVCC) (the Series 55 Preferred Shares), which are held in a CIBC LRCN Limited Recourse Trust (the Limited Recourse Trust) that is consolidated by CIBC and, as a result, the Series 55 Preferred Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 3 Notes when due, the sole remedy of each LRCN Series 3 Note holder is limited to that holder’s proportionate share of the Series 55 Preferred Shares held in the Limited Recourse Trust. Subject to regulatory approval, we may redeem the LRCN Series 3 Notes, in whole or in part, every five years during the period from June 28 to and including July 28, commencing on June 28, 2027, at par.
The LRCN Series 3 Notes and the Series 55 Preferred Shares carry standard NVCC provisions necessary for them to qualify as additional Tier 1 regulatory capital under Basel III. Upon the occurrence of a Trigger Event, each Series 55 Preferred Share held in the Limited Recourse Trust will automatically and immediately be converted, without the consent of LRCN Series 3 Note holders, into a variable number of common shares that will be delivered to LRCN Series 3 Note holders in satisfaction of the principal amount of, and accrued and unpaid interest on, all of the LRCN Series 3 Notes. All claims of LRCN Series 3 Note holders against CIBC under the LRCN Series 3 Notes will be extinguished upon receipt of such common shares.
The LRCN Series 3 Notes are compound instruments with both equity and liability features as payments of interest and principal in cash are made at our discretion, as the sole recourse of each LRCN Series 3 Note holder in the event of non-payment will be limited to that holder’s proportionate share of the Series 55 Preferred Shares held in the Limited Recourse Trust. The liability component of the LRCN Series 3 Notes has a nominal value and, as a result, the full proceeds received upon the issuance of the LRCN Series 3 Notes have been presented as equity on the interim consolidated balance sheet and any interest payments paid thereon are accounted for as equity distributions.
Preferred shares
On July 29, 2022, we redeemed all 32 million Non-cumulative Class A Preferred Shares Series 45 (NVCC) (the Series 45 Preferred Shares), at a redemption price of $25.00 per Series 45 Preferred Share, for a total redemption cost of $800 million.

26	CIBC THIRD QUARTER 2022

Convertible instruments
The table below provides a summary of our NVCC capital instruments outstanding:

	Shares outstanding		Minimum conversion price per common share (1)	Maximum number of common shares issuable on conversion
$ millions, except number of shares and per share amounts, as at July 31, 2022	Number of shares	Par value
Preferred shares (2)(3)
Series 39 (NVCC)	16,000,000	$400	$2.50	160,000,000
Series 41 (NVCC)	12,000,000	300	2.50	120,000,000
Series 43 (NVCC)	12,000,000	300	2.50	120,000,000
Series 47 (NVCC)	18,000,000	450	2.50	180,000,000
Series 49 (NVCC)	13,000,000	325	2.50	130,000,000
Series 51 (NVCC)	10,000,000	250	2.50	100,000,000
Limited recourse capital notes (3)(4)
4.375% Limited recourse capital notes Series 1 (NVCC)	n/a	750	2.50	300,000,000
4.000% Limited recourse capital notes Series 2 (NVCC)	n/a	750	2.50	300,000,000
7.150% Limited recourse capital notes Series 3 (NVCC)	n/a	800	2.50	320,000,000
Subordinated indebtedness (3)(5)
3.45% Debentures due April 4, 2028 (NVCC)	n/a	1,500	2.50	900,000,000
2.95% Debentures due June 19, 2029 (NVCC)	n/a	1,500	2.50	900,000,000
2.01% Debentures due July 21, 2030 (NVCC)	n/a	1,000	2.50	600,000,000
1.96% Debentures due April 21, 2031 (NVCC)	n/a	1,000	2.50	600,000,000
4.20% Debentures due April 7, 2032 (NVCC)	n/a	1,000	2.50	600,000,000
Total		$10,325		5,330,000,000
(1)
The minimum conversion price per common share for CIBC’s outstanding NVCC instruments, including NVCC preferred shares, NVCC subordinated debentures and NVCC limited recourse capital notes have been adjusted from $5.00 to $2.50 to account for the Share Split in accordance with the terms and conditions of the NVCC instruments.

(2)
Upon the occurrence of a Trigger Event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per share (subject to adjustment in certain events as defined in the relevant prospectus supplement, including a share split). Preferred shareholders do not have the right to convert their shares into common shares.

(3)	The maximum number of common shares issuable on conversion excludes the impact of declared but unpaid dividends and accrued interest.
(4)
Upon the occurrence of a Trigger Event, the Series 53, 54 and 55 Preferred Shares held in the Limited Recourse Trust in support of the limited recourse capital notes are convertible into a number of common shares, determined by dividing the par value of $1,000 by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement, including a share split).

(5)
Upon the occurrence of a Trigger Event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement, including a share split).

n/a	Not applicable.
The occurrence of a “Trigger Event” would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 85% based on the number of CIBC common shares outstanding as at July 31, 2022. As described in the CAR Guideline, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable
and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.
In addition to the potential dilution impacts related to the NVCC instruments discussed above, as at July 31, 2022, $49.7 billion (October 31, 2021: $32.6 billion) of our outstanding liabilities were subject to conversion under the bail-in
regime. Under the
bail-in
regime, there is no fixed and
pre-determined
contractual conversion ratio for the conversion of the specified eligible shares and liabilities of CIBC that are subject to a bail-in
conversion into common shares, nor are there specific requirements regarding whether liabilities subject to a bail-in
conversion are converted into common shares of CIBC or any of its affiliates. Canada Deposit Insurance Corporation (CDIC) determines the timing of the bail-in
conversion, the portion of the specified eligible shares and liabilities to be converted and the terms and conditions of the conversion, subject to parameters set out in the bail-in
regime. See the “Total loss absorbing capacity requirements” section for further details.

CIBC THIRD QUARTER 2022	27

Global systemically important banks – public disclosure requirements
On August 13, 2021, OSFI issued revisions to its Advisory: “Global systemically important banks – Public disclosure requirements”. These revisions address changes to the annual disclosure requirements included in the BCBS’s updated global systemically important banks
(G-SIB)
assessment methodology, as well as providing further guidance on the availability of publicly disclosed
G-SIB
indicators, and the nature of qualitative information to accompany the disclosures. An additional thirteenth indicator, trading volume, that reflects banks’ activities in the secondary market, was added to the assessment, and is now required to be disclosed. Federally regulated banks that have leverage ratio exposure measures greater than the equivalent of
€
200 billion at
year-end
are required to publicly disclose at a minimum the 13 indicators (in Canadian equivalent values) annually. CIBC is a federally regulated bank but has not been identified as a
G-SIB.
The indicators are calculated based on specific instructions issued by the BCBS, which are updated annually, and in accordance with regulatory scope of consolidation. As a result, values may not be directly comparable against other measures disclosed in the interim consolidated financial statements.
The following disclosures are required by OSFI pursuant to the Advisory: “Global systemically important banks – Public disclosure requirements”.
The following table provides the 13 indicators used in the BCBS assessment methodology to identify
G-SIBs:

$ millions, as at or for the year ended October 31		2021		2020
Section	Indicators
A. Cross-jurisdictional activity	1. Cross-jurisdictional claims	$263,395		$202,927
	2. Cross-jurisdictional liabilities	248,781		192,443
B. Size	3. Total exposures as defined for use in the leverage ratio (1)	$924,453		$847,138
C. Interconnectedness	4. Intra-financial system assets	$73,097		$59,736
	5. Intra-financial system liabilities	48,607		45,553
	6. Securities outstanding	205,704		168,533
D. Substitutability/financial institution infrastructure	7. Payments activity	$20,926,369		$17,709,722
	8. Assets under custody	2,124,555		1,886,628
	9. Underwritten transactions in debt and equity markets	76,529	(2)	74,474
	10. Trading volume
	Trading volume fixed income	3,224,047	(2)	n/a
	Trading volume equities and other securities	2,609,803	(2)	n/a
E. Complexity	11. Notional amount of over-the-counter derivatives	$5,309,123		$5,557,139
	12. Trading and other securities	32,245		27,121
	13. Level 3 assets	1,588		1,400
(1)
The calculation of this measure for the purposes of the
G-SIB
indicator disclosures excludes regulatory adjustments related to capital deductions, as well as the temporary OSFI exemption for exposures arising from central bank reserves and sovereign-issued securities that qualify as high quality liquid assets.

(2)	Restated from amounts previously presented.
n/a	Not applicable. New indicator added for disclosure this year.
Changes in
G-SIB
measures
Changes in measures compared with 2020 primarily reflect normal changes in business activity and movement in foreign exchange rates.
A. Cross-jurisdictional activity
The objective of this section is to measure a bank’s global footprint – i.e., the importance of a bank’s activities outside its home jurisdiction. The concept underlying this section is that the global impact of a bank’s distress or failure varies in line with its share of cross-jurisdictional assets and liabilities.
B. Size
Size is a key measure of a bank’s systemic importance as a bank’s distress or failure is more likely to damage the global economy or financial markets if its activities comprise a large share of global activity.
C. Interconnectedness
Financial distress at one institution can materially increase the likelihood of distress at other institutions given the network of contractual obligations in which these firms operate. A bank’s systemic impact is likely to be positively related to its interconnectedness with other financial institutions.
D. Substitutability/financial institution infrastructure
The objective of this section is to measure the extent to which a bank provides financial institution infrastructure. The concept underlying this section is that the greater a bank’s role in a particular business line, or as a service provider in underlying market infrastructure (e.g., payment systems), the larger the disruption will likely be in the event of its failure, in terms of both service gaps (including the cost to a failed bank’s clients of having to seek the same service from another bank) and reduced flow of market and infrastructure liquidity.
E. Complexity
The systemic impact of a bank’s distress or failure is expected to be positively related to its overall complexity – i.e., its business, structural and operational complexity. The more complex a bank is, the greater the costs and time needed to resolve the bank.
Off-balance
sheet arrangements
We enter into
off-balance
sheet arrangements in the normal course of our business. Further details of our off-balance
sheet arrangements are also provided on page 41 of our 2021 Annual Report and also in Note 7 and Note 22 to the consolidated financial statements included in our 2021 Annual Report.

28	CIBC THIRD QUARTER 2022

Management of risk
Our approach to management of risk has not changed significantly from that described on pages 43 to 82 of our 2021 Annual Report.
Risk overview
CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impact allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.
Our risk management framework includes:
•	CIBC, SBU and functional group-level risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test the design and operating effectiveness of our key controls;
•	Stress testing to consider the potential impact of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.
Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:
(i)
As the first line of defence, CIBC’s SBUs and functional groups own the risks and are accountable and responsible for identifying and assessing risks inherent in their activities in accordance with the CIBC risk appetite. In addition, they establish and maintain controls to mitigate such risks. The first line of defence may include governance groups within the relevant area to facilitate the control framework and other risk-related processes. Control groups provide subject matter expertise to the business lines and/or implement and maintain enterprise-wide control programs and activities. While control groups collaborate with the lines of business in identifying and managing risk, they also challenge risk decisions and risk mitigation strategies.

(ii)
The second line of defence is independent from the first line of defence and provides an enterprise-wide view of specific risk types, guidance and effective challenge to risk and control activities. Risk Management is the primary second line of defence. Risk Management may leverage or rely on subject matter expertise of other groups (e.g., third parties or control groups) to better inform their independent assessments, as appropriate.

(iii)
As the third line of defence, CIBC’s internal audit function provides reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and internal controls as a part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management.
We continuously monitor our risk profile against our defined risk appetite and related limits, taking action as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and geopolitical and regulatory environments that influence our overall risk profile.
Regular and transparent risk reporting and discussion at senior management committees facilitates communication of risks and discussion of risk management strategies across the organization.
Top and emerging risks
We monitor and review top and emerging risks that may affect our future results and take action to mitigate potential risks. We perform in-depth analyses, which may include stress testing our exposures relative to the risks, and provide updates and related developments to the Board on a regular basis. Top and emerging risks are those that we consider to have potential negative implications that are material for CIBC. See pages 50 to 53 of our 2021 Annual Report for details regarding the following top and emerging risks:
•	Climate risk
•	Technology, information and cyber security risk
•	Disintermediation risk
•	Third-party risk
•	Anti-money laundering
•	U.S. banking regulation
•	Corporate transactions
The remainder of this section describes top and emerging risks that have been updated for developments that have occurred since the issuance of our 2021 Annual Report, as well as regulatory and accounting developments that are material for CIBC.
Inflation
Continuing high inflation exacerbated by global supply chain issues, including from the war in Ukraine, is driving tightening in monetary policies globally and could pose a risk of slower growth ahead. We are closely monitoring the macroeconomic environment and assessing its potential adverse impact on our clients, counterparties and business. Further details on the macroeconomic environment are provided in the “Financial performance overview – Economic outlook” section.

CIBC THIRD QUARTER 2022	29

Geopolitical risk
The level of geopolitical risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market disruption could hurt the net income of our trading and non-trading market risk positions. Geopolitical risk could reduce economic growth, and in combination with the potential impacts on commodity prices and the recent rise of protectionism, could have serious negative implications for general economic and banking activities. Current areas of concern include:
•	The war in Ukraine;
•	Ongoing U.S., Canada and China relations and trade issues;
•	Global uncertainty and market repercussions pertaining to the spread of COVID-19 as discussed below;
•	Rising civil unrest and activism globally;
•	Implications of the U.S. “Buy American” policy;
•	Relations between the U.S. and Iran;
•	Tensions in the Middle East; and
•	Concerns following the agreed-upon Brexit deal.
While it is impossible to predict where new geopolitical disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.
Pandemic risk
The COVID-19 pandemic continues to disrupt the global economy, financial markets, supply chains and business productivity in unprecedented and unpredictable ways. While COVID-19 subvariants have led to surges in COVID-19 case numbers across the globe, many countries have rolled back their restrictions, mask mandates and vaccine requirements. Our outlook continues to assume that targeted health measures rather than broader economic closures will be used to contain new waves of infection.
Future developments, such as the severity and duration of the pandemic, the emergence and progression of new variants, and actions taken by governments, monetary authorities, regulators, financial institutions and other third parties in response to a resurgence of cases, continue to impact our outlook.
We have adapted our operating model with a focus on the ongoing safety of our team members. While adhering to comprehensive health and safety guidelines, our business units have successfully returned to the office, with many teams operating under a hybrid model.
Relevant operational risk metrics continue to track at an acceptable level. Operational resilience and sustainability remain our key areas of focus. We will continue to monitor our risk posture and trends to ensure operational risks are managed appropriately and in a timely manner.
If further variants continue to emerge and vaccines are not able to effectively mitigate the impacts in a timely manner and if broader economic closures are reinstated to address future waves of infection, the effect on the economy and financial markets could worsen and result in further volatility. Unexpected developments in financial markets, regulatory environments, or consumer behaviour and confidence may have additional adverse impacts on our business, results of operations, reputation and financial condition.
Canadian consumer debt and the housing market
OSFI’s Guideline B-20 was introduced in 2012, with a subsequent update effective January 2018, to provide its expectations for strong residential mortgage underwriting for federally regulated lenders. The revised guideline had its intended effect as debt-to-income ratios flattened in 2018–2019. Subsequently, to counter the unfavourable economic impact of COVID-19, the government put in place several support programs, the Bank of Canada cut interest rates and CIBC and other Canadian banks supported clients with relief programs. The housing market rebounded strongly and prices grew, increasing the risk that new borrowers may be unable to repay loan obligations due to higher indebtedness levels. In June 2021, as part of the updated Guideline B-20, we started to qualify uninsured and insured mortgages at the higher of the mortgage contract rate plus 2%, or 5.25%. In March 2022, the Bank of Canada started to increase interest rates with further hikes expected, leading to higher mortgage rates for new and renewing contracts. We regularly run stress tests and perform scenario and sensitivity analyses to assess the potential impact of a number of macroeconomic factors, including interest rates, unemployment and housing prices, on borrowers’ ability to repay loan obligations and portfolio performance. See the “Real estate secured personal lending” section for the guidance issued by OSFI in June 2022 on the Clarification on the Treatment of Innovative Real Estate Secured Lending Products under Guideline B-20.
Commodity prices
Commodity markets continued to exhibit elevated volatility with both oil and gas prices trading in a wide range over recent months, as several factors weigh heavily on supply and demand fundamentals. Supply-side constraints continue to manifest as a result of the ongoing conflict in Ukraine and resulting sanctions on Russia, with European markets being particularly susceptible to an interruption in Russian natural gas supplies. The macroeconomic environment is tempering demand expectations given the outlook for reduced growth, while governments are also making efforts to increase supplies in an attempt to tame inflation – including action by the White House to release oil from the strategic reserve, as well as pressuring OPEC+ nations to increase production. Higher-than-average temperatures, including a summer heatwave in Europe, caused a further demand shock while the ongoing COVID-19 pandemic remains impactful to global supply chains. Given these complex dynamics, we expect volatility to remain elevated in the near term. We also continue to monitor longer-term developments as geopolitical tensions, and a desire for energy independence, face off against environmental considerations in a manner that will shape energy policies and trade flows in the years to come.
Interbank Offered Rate transition
Interest rate benchmarks including the London Interbank Offered Rate (LIBOR) and other similar benchmarks, are being reformed and replaced by alternative benchmark rates (alternative rates) that are largely based on traded markets. The United Kingdom’s (U.K.’s) Financial Conduct Authority (FCA) originally announced in July 2017 that it would not compel banks to submit LIBOR rates beyond 2021. Consistent with this announcement, as of December 31, 2021 a formal cessation of GBP, EUR, JPY and CHF LIBORs occurred, with fallback to the alternative rates triggered. In addition, trading of USD LIBOR has been curtailed in advance of its forthcoming cessation in June 2023. This marks a significant milestone on the part of the industry in its transition away from LIBOR as the reference rate underpinning a large volume of loan, derivative and cash products globally. We continue to monitor industry developments in this space and have also implemented controls to ensure new USD LIBOR trades are for permitted purposes only during this transition. Furthermore, in December 2021 the Canadian Alternative Reference Rate working group (CARR) recommended that the Canadian Dollar Offered Rate (CDOR) should cease calculation and publication after June 2024 with CORRA suggested as the replacement benchmark rate. On May 16, 2022, the CDOR administrator announced the cessation of CDOR consistent with the recommendations outlined by CARR.

30	CIBC THIRD QUARTER 2022

Tax reform
As many governments took on additional debt to support the economy during the pandemic and look to ensure a strong post-pandemic recovery, there are tax reform proposals that could increase taxes affecting CIBC.
The Canadian Federal government published draft legislation in August 2022 that if enacted would increase our income taxes as described in the “Income taxes” subsection of the “Financial results review” section of this MD&A.
In 2021, 130 countries, including Canada and the other G20 nations, agreed on a new framework for global tax reform that, if enacted, would be effective beginning in 2023. The two-pillar framework’s stated purpose is to ensure that large Multinational Enterprises (MNEs) pay tax where they operate and earn profit. If Pillar I implementation is delayed, the Canadian government plans to enact draft Digital Services Tax legislation, which will come into effect no earlier than January 1, 2024. Although some model rules have been published by The Organisation for Economic Co-operation and Development (OECD), no legislation has yet been proposed by the Canadian government for these proposals.
Regulatory developments
See the “Capital management”, “Credit risk” and “Accounting and control matters” sections for additional information on regulatory developments.
Accounting developments
See Note 32 to the consolidated financial statements included in our 2021 Annual Report for information on accounting developments.
Risks arising from business activities
The chart below shows our business activities and related risk measures based upon regulatory RWA and allocated common equity as at July 31, 2022:

(1)	Average balances are calculated as a weighted average of daily closing balances.
(2)	Includes counterparty credit risk (CCR) of $15 million, which comprises derivatives and repo-style transactions.
(3)	Includes CCR of $18,827 million, which comprises derivatives and repo-style transactions.
(4)	Includes CCR of $246 million, which comprises derivatives and repo-style transactions.
(5)	Average allocated common equity is a non-GAAP measure. For additional information on the composition of this non-GAAP measure, see the “Non-GAAP measures” section.
(6)	Represents average allocated common equity relating to capital deductions, such as goodwill and intangible assets, in accordance with the rules in OSFI’s CAR Guideline.

CIBC THIRD QUARTER 2022	31

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Credit risk arises out of the lending businesses in each of our SBUs and in International Banking, which is included in Corporate and Other. Other sources of credit risk consist of our trading activities, which include our OTC derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.
Exposure to credit risk

$ millions, as at	2022 Jul. 31	2021 Oct. 31
Business and government portfolios – advanced internal ratings-based approach (AIRB)
Drawn	$287,664	$257,709
Undrawn commitments	72,607	71,496
Repo-style transactions	236,685	242,102
Other off-balance sheet	89,114	79,985
OTC derivatives	23,231	20,690
Gross exposure at default (EAD) on business and government portfolios	709,301	671,982
Less: Collateral held for repo-style transactions	219,326	225,399
Net EAD on business and government portfolios	489,975	446,583
Retail portfolios – AIRB approach
Drawn	313,512	295,290
Undrawn commitments	99,664	94,077
Other off-balance sheet	410	367
Gross EAD on retail portfolios	413,586	389,734
Standardized portfolios (1)	93,669	83,989
Securitization exposures – AIRB approach	15,401	10,823
Gross EAD	$1,231,957	$1,156,528
Net EAD	$1,012,631	$931,129
(1)
Includes $80.1 billion relating to business and government loans (October 31, 2021: $73.2 billion), $10.1 billion (October 31, 2021: $6.3 billion) relating to retail portfolios, and $3.5 billion (October 31, 2021: $4.6 billion) relating to securitization exposures. Our business and government loans under the standardized approach consist of $53.9 billion (October 31, 2021: $45.3 billion) to corporates, $24.1 billion (October 31, 2021: $26.3 billion) to sovereigns, and $2.1 billion (October 31, 2021: $1.6 billion) to banks.

Forbearance policy
We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for reasons related to a borrower’s financial difficulties, reducing the potential of default. Under these circumstances, debt restructurings are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. Loan loss provisions are adjusted as appropriate.
In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria that allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation.
The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

32	CIBC THIRD QUARTER 2022

Real estate secured personal lending
Real estate secured personal lending comprises residential mortgages, and personal loans and lines secured by residential property. This portfolio is low risk, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.
The following disclosures are required by OSFI pursuant to the Guideline B-20 “Residential Mortgage Underwriting Practices and Procedures” (Guideline B-20).
The following table provides details on our residential mortgage and home equity line of credit (HELOC) portfolios:

	Residential mortgages (1)				HELOC (2)		Total
$ billions, as at July 31, 2022	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario (3)	$22.4	16%	$121.2	84%	$10.8	100%	$22.4	15%	$132.0	85%
British Columbia and territories (4)	7.6	15	44.4	85	4.0	100	7.6	14	48.4	86
Alberta	12.2	45	14.7	55	2.1	100	12.2	42	16.8	58
Quebec	5.2	25	15.4	75	1.2	100	5.2	24	16.6	76
Central prairie provinces	3.2	43	4.3	57	0.6	100	3.2	40	4.9	60
Atlantic provinces	3.3	37	5.7	63	0.7	100	3.3	34	6.4	66
Canadian portfolio (5)(6)	53.9	21	205.7	79	19.4	100	53.9	19	225.1	81
U.S. portfolio (5)	–	–	2.2	100	–	–	–	–	2.2	100
Other international portfolio (5)	–	–	2.6	100	–	–	–	–	2.6	100
Total portfolio	$53.9	20%	$210.5	80%	$19.4	100%	$53.9	19%	$229.9	81%
October 31, 2021	$59.6	24%	$187.9	76%	$18.8	100%	$59.6	22%	$206.7	78%
(1)	Balances reflect principal values.
(2)	We did not have any insured HELOCs as at July 31, 2022 and October 31, 2021.
(3)
Includes $10.2 billion (October 31, 2021: $11.7 billion) of insured residential mortgages, $75.9 billion (October 31, 2021: $67.7 billion) of uninsured residential mortgages, and $6.3 billion (October 31, 2021: $6.0 billion) of HELOCs in the Greater Toronto Area (GTA).

(4)
Includes $3.3 billion (October 31, 2021: $3.8 billion) of insured residential mortgages, $30.4 billion (October 31, 2021: $27.9 billion) of uninsured residential mortgages, and $2.5 billion (October 31, 2021: $2.4 billion) of HELOCs in the Greater Vancouver Area (GVA).

(5)	Geographic location is based on the address of the property.
(6)
62% (October 31, 2021: 64%) of insurance on Canadian residential mortgages is provided by Canada Mortgage and Housing Corporation (CMHC) and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS Limited (DBRS).

The average loan-to-value (LTV) ratios
(1)
for our uninsured residential mortgages and HELOCs originated and acquired during the quarter and nine months ended July 31, 2022, are provided in the following table:

	For the three months ended						For the nine months ended
	2022 Jul. 31		2022 Apr. 30		2021 Jul. 31		2022 Jul. 31		2021 Jul. 31
	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario (2)	65%	64%	65%	65%	64%	67%	65%	65%	63%	68%
British Columbia and territories (3)	62	63	62	64	61	65	62	64	60	66
Alberta	72	72	72	73	69	73	72	73	68	73
Quebec	69	71	69	72	68	73	69	71	68	73
Central prairie provinces	71	73	72	74	70	73	71	73	69	74
Atlantic provinces	69	70	70	71	69	73	70	71	69	74
Canadian portfolio (4)	65%	65%	65%	66%	64%	68%	65%	66%	63%	68%
U.S. portfolio (4)	66%	59%	63%	62%	66%	65%	64%	59%	64%	65%
Other international portfolio (4)	72%	n/m	73%	n/m	72%	n/m	73%	n/m	75%	n/m
(1)	LTV ratios for newly originated and acquired residential mortgages and HELOCs are calculated based on weighted average.
(2)
Average LTV ratios for our uninsured GTA residential mortgages originated during the quarter were 64% (April 30, 2022: 64%; July 31, 2021: 63%) and 65% for the nine months ended July 31, 2022 (July 31, 2021: 63%).

(3)
Average LTV ratios for our uninsured GVA residential mortgages originated during the quarter were 61% (April 30, 2022: 62%; July 31, 2021: 59%) and 62% for the nine months ended July 31, 2022 (July 31, 2021: 59%).

(4)	Geographic location is based on the address of the property.
n/m	Not meaningful.
The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
July 31, 2022 (1)(2)	48%	45%
October 31, 2021 (1)(2)	51%	49%
(1)
LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for July 31, 2022 and October 31, 2021 are based on the Forward Sortation Area level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of June 30, 2022 and September 30, 2021, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

(2)
Average LTV ratio on our uninsured GTA residential mortgage portfolio was 42% (October 31, 2021: 47%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 42% (October 31, 2021: 45%).

CIBC THIRD QUARTER 2022	33

The table below summarizes the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages based upon current customer payment amounts:

	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
July 31, 2022	1%	3%	6%	14%	33%	18%	3%	22%
October 31, 2021	1%	3%	7%	17%	45%	27%	–%	–%
U.S. portfolio
July 31, 2022	1%	2%	6%	9%	10%	72%	–%	–%
October 31, 2021	1%	3%	6%	9%	10%	71%	–%	–%
Other international portfolio
July 31, 2022	7%	12%	21%	23%	20%	15%	1%	1%
October 31, 2021	7%	12%	21%	24%	19%	15%	1%	–%
The increase in the duration of the amortization profile is driven by the prime rate increases that commenced earlier in 2022, impacting clients with a variable rate mortgage. The increase in interest rates had no impact on the remaining amortization period for fixed rate mortgages which are generally renewed at the same or a shorter amortization period with a corresponding increase in the payment.
We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at July 31, 2022, our Canadian condominium mortgages were $38.1 billion (October 31, 2021: $34.7 billion) of which 21% (October 31, 2021: 24%) were insured. Our drawn developer loans were $1.8 billion (October 31, 2021: $1.1 billion) or 0.9% (October 31, 2021: 0.7%) of our business and government portfolio, and our related undrawn exposure was $5.5 billion (October 31, 2021: $4.9 billion). The condominium developer exposure is diversified across 115 projects.
We stress test our mortgage and HELOC portfolios to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range or more conservative to historical events when Canada experienced economic downturns, and also incorporate the impact of the COVID-19 pandemic. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.
On December 17, 2021, OSFI and the Department of Finance confirmed that the minimum qualifying rate for uninsured and insured mortgages will remain the higher of: (i) the mortgage contract rate plus 2%; or (ii) 5.25% as a minimum floor.
OSFI Clarification on the Treatment of Innovative Real Estate Secured Lending Products (RESL) under Guideline B-20
On June 28, 2022, OSFI released a new Advisory (Clarification on the Treatment of Innovative Real Estate Secured Lending Products under
Guideline B-20),
which complements existing expectations under Guideline B-20. The Advisory articulates OSFI’s expectations regarding underwriting practices and procedures for reverse residential mortgages, residential mortgages with shared equity features and Combined Loan Plans (CLPs), which are applicable to all federally regulated financial institutions (FRFIs) that are engaged in residential mortgage underwriting and/or the acquisition of residential mortgage loan assets in Canada. The changes will affect CIBC’s Home Power Plan (HPP) product, which is considered a CLP, with LTVs above 65% when combined with related mortgage products. OSFI expects that HPPs with balances above the 65% LTV limit after considering the associated mortgage to be both amortizing and non-readvanceable until the combined LTV reduces to 65%. For previously originated HPPs, principal payments on both the mortgage and HPP are required to be matched by a reduction in the aggregate authorized limit until it reduces to a 65% LTV. This change will take place for existing borrowers upon the first renewal date of their HPP after October 2023. We expect to discontinue the origination of HPPs that do not meet these requirements by October 2023.

Trading credit exposure
We have trading credit exposure (also called counterparty credit exposure) that arises from our OTC derivatives and our repo-style transactions. The nature of our derivatives exposure and how it is mitigated is described in Note 13 to the consolidated financial statements included in our 2021 Annual Report. Our repo-style transactions consist of our securities bought or sold under repurchase agreements, and our securities borrowing and lending activity.
The following table shows the rating profile of OTC derivative mark-to-market (MTM) receivables:

$ billions, as at	2022 Jul. 31		2021 Oct. 31
	Exposure (1)
Investment grade	$10.05	69.7%	$9.87	68.9%
Non-investment grade	4.22	29.3	4.39	30.6
Watch list	0.15	1.0	0.07	0.5
Default	–	–	–	–
Unrated	–	–	–	–
	$14.42	100.0%	$14.33	100.0%
(1)	MTM of OTC derivative contracts is after the impact of master netting agreements, but before any collateral.

34	CIBC THIRD QUARTER 2022

Impaired loans
The following table provides details of our impaired loans and allowance for credit losses:

	As at or for the three months ended									As at or for the nine months ended
$ millions	2022 Jul. 31			2022 Apr. 30			2021 Jul. 31			2022 Jul. 31			2021 Jul. 31
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of period	$999	$775	$1,774	$1,086	$814	$1,900	$1,391	$943	$2,334	$1,033	$800	$1,833	$1,359	$990	$2,349
Classified as impaired during the period	151	386	537	140	343	483	70	344	414	400	1,062	1,462	669	1,311	1,980
Transferred to performing during the period	(41)	(64)	(105)	(9)	(75)	(84)	(106)	(143)	(249)	(70)	(214)	(284)	(207)	(496)	(703)
Net repayments (1)	(153)	(107)	(260)	(39)	(131)	(170)	(177)	(169)	(346)	(234)	(342)	(576)	(452)	(412)	(864)
Amounts written off	(41)	(201)	(242)	(186)	(179)	(365)	(99)	(166)	(265)	(237)	(527)	(764)	(235)	(566)	(801)
Foreign exchange and other	(2)	(1)	(3)	7	3	10	9	4	13	21	9	30	(46)	(14)	(60)
Balance at end of period	$913	$788	$1,701	$999	$775	$1,774	$1,088	$813	$1,901	$913	$788	$1,701	$1,088	$813	$1,901
Allowance for credit losses – impaired loans	$356	$287	$643	$377	$304	$681	$540	$267	$807	$356	$287	$643	$540	$267	$807
Net impaired loans (2)
Balance at beginning of period	$622	$471	$1,093	$566	$538	$1,104	$771	$657	$1,428	$525	$536	$1,061	$709	$726	$1,435
Net change in gross impaired	(86)	13	(73)	(87)	(39)	(126)	(303)	(130)	(433)	(120)	(12)	(132)	(271)	(177)	(448)
Net change in allowance	21	17	38	143	(28)	115	80	19	99	152	(23)	129	110	(3)	107
Balance at end of period	$557	$501	$1,058	$622	$471	$1,093	$548	$546	$1,094	$557	$501	$1,058	$548	$546	$1,094
Net impaired loans as a percentage of net loans and acceptances			0.20%			0.22%			0.24%			0.20%			0.24%
(1)	Includes disposals of loans.
(2)	Net impaired loans are gross impaired loans net of stage 3 allowance for credit losses.
Gross impaired loans
As at July 31, 2022, gross impaired loans were $1,701 million, down $200 million from the same quarter last year, primarily due to decreases in the Canadian residential mortgages portfolio, and in the utilities, and real estate and construction sectors.
Gross impaired loans were down $73 million from the prior quarter, primarily due to decreases in the real estate and construction, and oil and gas sectors, partially offset by an increase in the education, health and social services sector.
56% of gross impaired loans related to Canada, of which the residential mortgages and personal lending portfolios, as well as the retail and wholesale, and education, health and social services sectors accounted for the majority.
22% of gross impaired loans related to the U.S., of which the real estate and construction, capital goods manufacturing and business services sectors accounted for the majority.
The remaining gross impaired loans related to CIBC FirstCaribbean, of which the residential mortgages and personal lending portfolios, as well as the business services, and real estate and construction sectors accounted for the majority.
Allowance for credit losses – impaired loans
Allowance for credit losses on impaired loans was $643 million, down $164 million from the same quarter last year, primarily due to decreases in the utilities, real estate and construction, oil and gas, and financial institutions sectors.
Allowance for credit losses on impaired loans was down $38 million from the prior quarter, primarily due to decreases in CIBC FirstCaribbean, as well as the oil and gas, and real estate and construction sectors.

Loans contractually past due but not impaired
The following
table provides an aging analysis of loans that are not impaired, where repayment of principal or payment of interest is contractually in arrears. Loans less than 30 days past due are excluded as such loans are not generally indicative of the borrowers’ ability to meet their payment obligations.

$ millions, as at			2022 Jul. 31	2021 Oct. 31
	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$785	$–	$785	$703
Personal	202	–	202	146
Credit card (1)	207	109	316	203
Business and government	234	–	234	162
	$1,428	$109	$1,537	$1,214
(1)
For the acquired Canadian Costco credit card portfolio, the credit cards were transferred in the aging category that applied at the time of acquisition and have continued to age to the extent a payment has not been made.

CIBC THIRD QUARTER 2022	35

Exposure to certain countries and regions
The following table provides our exposure to certain countries and regions outside of Canada and the U.S.
Our direct exposures presented in the table below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of stage 3 allowance for credit losses, if any), deposits with banks (stated at amortized cost net of stage 3 allowance for credit losses, if any) and securities (stated at carrying value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of stage 3 allowance for credit losses, if any); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).
The following table provides a summary of our positions in these regions:

Direct exposures
	Funded				Unfunded			Derivative MTM receivables and repo-style transactions (1)
$ millions, as at July 31, 2022	Corporate	Sovereign	Banks	Total funded (A)	Corporate	Banks	Total unfunded (B)	Corporate	Sovereign	Banks	Net exposure (C)	Total direct exposure (A)+(B)+(C)
U.K.	$2,832	$2,181	$1,455	$6,468	$3,850	$442	$4,292	$625	$5	$211	$841	$11,601
Europe excluding U.K. (2)	3,012	542	6,843	10,397	3,331	1,076	4,407	253	54	499	806	15,610
Caribbean	4,771	2,402	3,139	10,312	1,710	2,254	3,964	1	–	52	53	14,329
Latin America (3)	148	92	26	266	200	–	200	1	41	–	42	508
Asia	542	4,408	3,614	8,564	68	393	461	1	344	1,198	1,543	10,568
Oceania (4)	3,382	1,139	1,880	6,401	1,951	83	2,034	30	3	6	39	8,474
Other	268	–	77	345	443	22	465	–	–	–	–	810
Total (5)	$14,955	$10,764	$17,034	$42,753	$11,553	$4,270	$15,823	$911	$447	$1,966	$3,324	$61,900
October 31, 2021 (6)	$13,496	$12,483	$9,153	$35,132	$9,366	$5,422	$14,788	$912	$339	$1,630	$2,881	$52,801
(1)
The amounts shown are net of CVA and collateral. Collateral on derivative MTM receivables was $4.7 billion (October 31, 2021: $4.6 billion), collateral on repo-style transactions was $52.2 billion (October 31, 2021: $60.5 billion), and both comprise cash and investment grade debt securities.

(2)	Exposures to Russia and Ukraine are de minimis.
(3)	Includes Mexico, Central America and South America.
(4)	Includes Australia and New Zealand.
(5)	Excludes exposure of $4,648 million (October 31, 2021: $4,947 million) to supranationals (a multinational organization or a political union comprising member nation-states).
(6)	Prior period amounts have been restated to conform to the presentation adopted in the current year.

36	CIBC THIRD QUARTER 2022

Market risk

Market risk is the risk of economic and/or financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market-related positioning and market-making activity.
The trading book consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.
The non-trading book consists of positions in various currencies that are related to asset/liability management and investment activities
.
Risk measurement
The following table provides balances on the interim consolidated balance sheet that are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2022 Jul. 31					2021 Oct. 31
		Subject to market risk (1)					Subject to market risk (1)
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$25,950	$–		$3,152	$22,798	$34,573	$–		$2,661	$31,912	Foreign exchange
Interest-bearing deposits with banks	19,384	36		19,348	–	22,424	19		22,405	–	Interest rate
Securities	176,849	54,502		122,347	–	161,401	56,028		105,373	–	Interest rate, equity
Cash collateral on securities borrowed	15,277	–		15,277	–	12,368	–		12,368	–	Interest rate
Securities purchased under resale agreements	60,135	–		60,135	–	67,572	–		67,572	–	Interest rate
Loans
Residential mortgages	267,727	–		267,727	–	251,526	–		251,526	–	Interest rate
Personal	44,754	–		44,754	–	41,897	–		41,897	–	Interest rate
Credit card	15,679	–		15,679	–	11,134	–		11,134	–	Interest rate
Business and government	179,577	28,330	(2)	151,247	–	150,213	24,780	(2)	125,433	–	Interest rate
Allowance for credit losses	(2,823)	–		(2,823)	–	(2,849)	–		(2,849)	–	Interest rate
Derivative instruments	36,284	34,840		1,444	–	35,912	34,589		1,323	–	Interest rate, foreign exchange
Customers’ liability under acceptances	11,681	–		11,681	–	10,958	–		10,958	–	Interest rate
Other assets	46,316	3,713		31,350	11,253	40,554	2,977		26,743	10,834	Interest rate, equity, foreign exchange
	$896,790	$121,421		$741,318	$34,051	$837,683	$118,393		$676,544	$42,746
Deposits	$678,457	$659	(3)	$604,255	$73,543	$621,158	$609	(3)	$548,419	$72,130	Interest rate
Obligations related to securities sold short	20,179	18,635		1,544	–	22,790	19,472		3,318	–	Interest rate
Cash collateral on securities lent	3,299	–		3,299	–	2,463	–		2,463	–	Interest rate
Obligations related to securities sold under repurchase agreements	63,692	–		63,692	–	71,880	–		71,880	–	Interest rate
Derivative instruments	39,439	35,642		3,797	–	32,101	30,882		1,219	–	Interest rate, foreign exchange
Acceptances	11,685	–		11,685	–	10,961	–		10,961	–	Interest rate
Other liabilities	24,856	3,560		11,247	10,049	24,961	2,705		11,344	10,912	Interest rate
Subordinated indebtedness	6,359	–		6,359	–	5,539	–		5,539	–	Interest rate
	$847,966	$58,496		$705,878	$83,592	$791,853	$53,668		$655,143	$83,042
(1)	Funding valuation adjustment (FVA) exposures are excluded from trading activities for regulatory capital purposes, with related derivative hedges to these FVA exposures also excluded.
(2)	Excludes nil (October 31, 2021: $48 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(3)	Comprises FVO deposits which are considered trading for market risk purposes.

CIBC THIRD QUARTER 2022	37

Trading activities
We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income and non-interest
income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.
Value-at-Risk
Our Value-at-Risk (VaR) methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and other risk measures.
The following table shows VaR, stressed VaR and incremental risk charge (IRC) for our trading activities based on risk type under an internal models approach.

	As at or for the three months ended								As at or for the nine months ended
$ millions				2022 Jul. 31		2022 Apr. 30		2021 Jul. 31	2022 Jul. 31	2021 Jul. 31
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$8.6	$5.4	$5.8	$6.8	$6.4	$6.9	$8.5	$10.8	$7.8	$8.3
Credit spread risk	2.4	1.3	1.4	1.9	1.9	2.3	9.1	8.7	4.2	8.5
Equity risk	7.4	4.3	4.3	5.6	5.2	4.3	5.2	3.7	4.9	3.6
Foreign exchange risk	3.2	0.8	1.1	1.9	1.5	1.8	1.0	0.9	1.9	1.2
Commodity risk	2.9	1.2	1.3	1.9	1.3	2.7	3.8	2.8	2.6	3.0
Debt specific risk	2.6	1.6	1.8	2.1	2.5	2.2	2.9	2.9	2.3	3.2
Diversification effect (1)	n/m	n/m	(7.2)	(10.0)	(8.7)	(12.1)	(21.5)	(22.4)	(14.6)	(20.5)
Total VaR (one-day measure)	$12.1	$7.8	$8.5	$10.2	$10.1	$8.1	$9.0	$7.4	$9.1	$7.3
Stressed total VaR (one-day measure)	$37.7	$16.2	$23.5	$27.1	$32.5	$26.6	$31.2	$29.0	$29.0	$27.4
IRC (one-year measure)	$171.2	$114.6	$121.9	$139.5	$125.0	$133.3	$239.1	$233.0	$138.6	$201.8
(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average total VaR for the three months ended July 31, 2022 was up $2.1 million from the prior quarter, driven primarily by a decrease in diversification benefit and an increase in equity risk, partially offset by decreases in commodity and credit spread risks.
Average stressed total VaR for the three months ended July 31, 2022 was up $0.5 million from the prior quarter, driven by an increase in equity risk and a decrease in diversification benefit, partially offset by decreases in foreign exchange and interest rate risks. For all quarters shown, our stressed VaR window has been the 2008–2009 Global Financial Crisis period. This historical period exhibited not only increased volatility in interest rates but also increased volatility in equity prices, combined with a reduction in the level of interest rates, and an increase in credit spreads.
Average IRC for the three months ended July 31, 2022 was up $6.2 million from the prior quarter, due to an increase in bond inventory.

38	CIBC THIRD QUARTER 2022

Trading revenue
Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) in the chart below excludes certain exited portfolios.
During the quarter, trading revenue (TEB) was positive for 97% of the days. Average daily trading revenue (TEB) was $7.1 million during the quarter. Average daily trading revenue (TEB) is calculated as the total trading revenue (TEB) divided by the number of business days in the period.
Trading revenue (TEB)
(1)
versus VaR
(2)
The trading revenue (TEB) versus VaR graph below shows the current quarter and the three previous quarters’ daily trading revenue (TEB) against the close of business day VaR measures.

(1)	Excludes certain month-end transfer pricing and other miscellaneous adjustments.
(2)	Fair value adjustments are excluded from trading activities for regulatory capital purposes, with related derivative hedges to these fair value adjustments also excluded.
Non-trading activities
Structural interest rate risk
Structural interest rate risk (SIRR) primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses. The objective of SIRR management is to lock in product spreads and deliver stable and predictable net interest income over time, while managing the risk to the economic value of our assets arising from changes in interest rates.
SIRR results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products, and other product features that could affect the expected timing of cash flows, such as options to pre-pay loans or redeem term deposits prior to contractual maturity. A number of assumptions affecting cash flows, product repricing and the administration of rates underlie the models used to measure SIRR. The key assumptions pertain to the expected funding profile of mortgage rate commitments, fixed rate loan prepayment behaviour, term deposit redemption behaviour, the treatment of non-maturity deposits and equity. All assumptions are derived empirically based on historical client behaviour, balance sheet composition and product pricing with the consideration of possible forward-looking changes. All models and assumptions used to measure SIRR are reviewed periodically to reflect evolving client behaviour and are subject to independent oversight by Risk Management. A variety of cash instruments and derivatives, primarily interest rate swaps, are used to manage these risks.
The following table shows the potential before-tax impact of an immediate and sustained 100 basis points increase and 100 basis points decrease in interest rates on projected 12-month net interest income and the economic value of equity (EVE) for our structural balance sheet, assuming no subsequent hedging. Due to the recent increase in interest rates in Canada and the U.S., and the market expectation that a higher interest rate environment will persist, an immediate downward shock of 100 basis points was applied in the current quarter, while maintaining a floor on market and client interest rates at zero at the end of the quarter. We have continued to provide the impact of a 25 basis point decrease and have not revised prior period amounts as we believe the impact of a 25 basis points decrease was appropriate due to the low interest rate environment in both Canada and the U.S. for those periods.

Structural interest rate sensitivity – measures

$ millions (pre-tax), as at		2022 Jul. 31		2022 Apr. 30		2021 Jul. 31
	CAD (1)	USD	CAD (1)	USD	CAD (1)	USD
100 basis point increase in interest rates
Increase (decrease) in net interest income	$321	$33	$402	$26	$387	$26
Increase (decrease) in EVE	(667)	(317)	(679)	(321)	(659)	(242)
25 basis point decrease in interest rates
Increase (decrease) in net interest income	(84)	(6)	(101)	(9)	(149)	(52)
Increase (decrease) in EVE	154	80	159	82	123	27
100 basis point decrease in interest rates
Increase (decrease) in net interest income	(375)	(31)	n/a	n/a	n/a	n/a
Increase (decrease) in EVE	614	322	n/a	n/a	n/a	n/a
(1)	Includes CAD and other currency exposures.
n/a	Not applicable.

CIBC THIRD QUARTER 2022	39

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.
Our approach to liquidity risk management supports our business strategy, aligns with our risk appetite and adheres to regulatory expectations.
Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC’s risk appetite.
Governance and management
We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on- and off-balance sheet exposures are routinely measured and monitored to ensure compliance with established limits. We incorporate stress testing into the management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints t
o
 funding planning, and contribute to the design of our contingency funding plan.
The Global Asset Liability Committee (GALCO) governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics are regularly reviewed and consider CIBC’s requirements. The Liquidity Risk Management Committee, a subcommittee of GALCO, monitors global liquidity risk and is responsible for ensuring that CIBC’s liquidity risk profile is comprehensively measured and managed in alignment with CIBC’s strategic direction, risk appetite and regulatory requirements.
The Risk Management Committee (RMC) provides governance through bi-annual review of CIBC’s liquidity risk management policy, and recommends liquidity risk tolerance to the Board through the risk appetite statement which is reviewed annually.

Liquid assets
Available liquid assets include unencumbered cash and marketable securities from on- and off-balance sheet sources that can be used to access funding in a timely fashion. Encumbered liquid assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk.
Encumbered and unencumbered liquid assets from on- and off-balance sheet sources are summarized as follows:

$ millions, as at		Bank owned liquid assets	Securities received as collateral	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets	(1)
2022	Cash and deposits with banks	$45,334	$–	$45,334	$270	$45,064
Jul. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	133,451	86,043	219,494	121,662	97,832
	Other debt securities	5,348	7,308	12,656	3,039	9,617
	Equities	32,938	27,934	60,872	30,322	30,550
	Canadian government guaranteed National Housing Act mortgage-backed securities	34,360	2,933	37,293	15,984	21,309
	Other liquid assets (2)	17,883	1,747	19,630	12,564	7,066
		$269,314	$125,965	$395,279	$183,841	$211,438
2021	Cash and deposits with banks	$56,997	$–	$56,997	$252	$56,745
Oct. 31	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	113,515	100,944	214,459	134,370	80,089
	Other debt securities	5,681	5,510	11,191	1,827	9,364
	Equities	37,855	22,996	60,851	25,133	35,718
	Canadian government guaranteed National Housing Act mortgage-backed securities	36,116	948	37,064	14,677	22,387
	Other liquid assets (2)	12,772	3,927	16,699	7,203	9,496
		$262,936	$134,325	$397,261	$183,462	$213,799
(1)	Unencumbered liquid assets are defined as on-balance sheet assets, assets borrowed or purchased under resale agreements, and other off-balance sheet collateral received less encumbered liquid assets.
(2)	Includes cash pledged as collateral for derivatives transactions, select asset-backed securities and precious metals.
The following table summarizes unencumbered liquid assets held by CIBC (parent) and its domestic and foreign subsidiaries:

$ millions, as at	2022 Jul. 31	2021 Oct. 31
CIBC (parent)	$149,839	$153,971
Domestic subsidiaries	14,633	12,271
Foreign subsidiaries	46,966	47,557
	$211,438	$213,799
Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the U.S. Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.
Our unencumbered liquid assets decreased by $2.4 billion since October 31, 2021, primarily due to a reduction in cash balances, partially offset by an increase in unencumbered liquid securities holdings. This decrease reflects changes in our interim consolidated balance sheet, mainly from strong loan growth in the last three quarters.
We maintain access eligibility to the Bank of Canada’s Emergency Lending Assistance program and the U.S. Federal Reserve Bank’s Discount Window.

40	CIBC THIRD QUARTER 2022

Asset encumbrance

In the course of our day-to-day operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and for other collateral management purposes.
The following table provides a summary of our total on- and off-balance sheet encumbered and unencumbered assets:

		Encumbered			Unencumbered			Total assets
$ millions, as at		Pledged as collateral	Other	(1)	Available as collateral	Other	(2)
2022	Cash and deposits with banks	$–	$270		$45,064	$–		$45,334
Jul. 31	Securities (3)	154,589	5,373		138,996	–		298,958
	Loans, net of allowance (4)	–	49,604		31,241	424,069		504,914
	Other assets	10,310	–		3,655	80,316		94,281
		$164,899	$55,247		$218,956	$504,385		$943,487
2021	Cash and deposits with banks	$–	$252		$56,745	$–		$56,997
Oct. 31	Securities (3)	154,382	1,817		134,018	–		290,217
	Loans, net of allowance (4)	1,488	44,615		29,331	376,487		451,921
	Other assets	6,599	–		3,005	77,820		87,424
		$162,469	$46,684		$223,099	$454,307		$886,559
(1)	Includes assets supporting CIBC’s long-term funding activities and assets restricted for legal or other reasons, such as restricted cash.
(2)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral, however they are not considered immediately available to existing borrowing programs.
(3)
Total securities comprise certain on-balance sheet securities, as well as off-balance sheet securities received under resale agreements, secured borrowings transactions, and collateral-for-collateral transactions.

(4)	Loans included as available as collateral represent the loans underlying National Housing Act mortgage-backed securities and Federal Home Loan Banks eligible loans.

Restrictions on the flow of funds
Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have different capital and liquidity requirements, established by applicable banking and securities regulators.
We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.
Liquidity coverage ratio
The objective of the LCR is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a 30-day acute stress scenario. Canadian banks are required by OSFI to achieve a minimum LCR value of 100%. We are in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the LCR to OSFI on a monthly basis. The ratio is calculated as the total of unencumbered high quality liquid assets (HQLA) over the total net cash outflows in the next 30 calendar days.
The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and the relative ability to operationally monetize assets on a timely basis during a period of stress. Our centrally managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect our internal assessment of our ability to monetize its marketable assets under stress.
The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the 30-calendar-day period. Expected cash outflows represent LCR-defined withdrawal or draw-down rates applied against outstanding liabilities and off-balance sheet commitments, respectively. Significant contributors to our LCR outflows include business and financial institution deposit run-off, draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at OSFI-prescribed LCR inflow rates, and include performing loan repayments and maturing non-HQLA marketable assets.
Furthermore, CIBC reports the LCR to OSFI in multiple currencies, and thus measures the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.
During a period of financial stress, institutions may use their stock of HQLA, thereby falling below 100%, as maintaining the LCR at 100% under such circumstances could produce undue negative effects on the institution and other market participants.

CIBC THIRD QUARTER 2022	41

The LCR is calculated and disclosed using a standard OSFI-prescribed template.

$ millions, average of the three months ended July 31, 2022		Total unweighted value	(1)	Total weighted value (2)
HQLA
1	HQLA	n/a		$167,702
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$229,152		17,121
3	Stable deposits	100,287		3,009
4	Less stable deposits	128,865		14,112
5	Unsecured wholesale funding, of which:	215,011		95,696
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	110,323		27,036
7	Non-operational deposits (all counterparties)	80,869		44,841
8	Unsecured debt	23,819		23,819
9	Secured wholesale funding	n/a		11,880
10	Additional requirements, of which:	156,617		39,981
11	Outflows related to derivative exposures and other collateral requirements	27,137		13,631
12	Outflows related to loss of funding on debt products	6,688		6,688
13	Credit and liquidity facilities	122,792		19,662
14	Other contractual funding obligations	4,469		4,469
15	Other contingent funding obligations	379,422		7,206
16	Total cash outflows	n/a		176,353
Cash inflows
17	Secured lending (e.g. reverse repos)	103,365		21,977
18	Inflows from fully performing exposures	22,313		10,705
19	Other cash inflows	6,812		6,812
20	Total cash inflows	$132,490		$39,494
				Total adjusted value
21	Total HQLA	n/a		$167,702
22	Total net cash outflows	n/a		$136,859
23	LCR	n/a		123%
$ millions, average of the three months ended April 30, 2022				Total adjusted value
24	Total HQLA	n/a		$173,338
25	Total net cash outflows	n/a		$138,982
26	LCR	n/a		125%
(1)
Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance sheet items or contractual receivables.

(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.
Our average LCR as at July 31, 2022 decreased to 123% from 125% in the prior quarter, due to a decrease in HQLA, partially offset by lower net cash outflows. The decline compared to the prior quarter reflects growth in loans that was largely offset by increases in client deposits and the issuance of term funding.
Net stable funding ratio
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable funding profile in relation to the composition of their assets and off-balance sheet activities. Canadian D-SIBs are required to maintain a minimum NSFR value of 100% on a consolidated bank basis. CIBC is in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the NSFR to OSFI on a quarterly basis. The ratio is calculated as total available stable funding (ASF) over the total required stable funding (RSF).
The numerator consists of the portion of capital and liabilities considered reliable over a one-year time horizon. The NSFR considers longer-term sources of funding to be more stable than short-term funding and deposits from retail and commercial customers to be behaviourally more stable than wholesale funding of the same maturity. In accordance with our funding strategy, key drivers of our ASF include client deposits supplemented by secured and unsecured wholesale funding, and capital instruments.
The denominator represents the amount of stable funding required based on the OSFI-defined liquidity characteristics and residual maturities of assets and off-balance sheet exposures. The NSFR ascribes varying degrees of RSF such that HQLA and short-term exposures are assumed to have a lower funding requirement than less liquid and longer-term exposures. Our RSF is largely driven by retail, commercial and corporate lending, investments in liquid assets, derivative exposures, and undrawn lines of credit and liquidity.
The ASF and RSF may be adjusted to zero for certain liabilities and assets that are determined to be interdependent if they meet the NSFR-defined criteria, which take into account the purpose, amount, cash flows, tenor and counterparties among other aspects to ensure the institution is acting solely as a pass-through unit for the underlying transactions. We report, where applicable, interdependent assets and liabilities arising from transactions OSFI has designated as eligible for such treatment in the LAR Guideline.

42	CIBC THIRD QUARTER 2022

The NSFR is calculated and disclosed using an OSFI-prescribed template, which captures the key quantitative information based on liquidity characteristics unique to the NSFR as defined in the LAR Guideline. As a result, amounts presented in the table below may not allow for direct comparison with the interim consolidated financial statements.

		a	b	c	d	e
		Unweighted value by residual maturity
$ millions, as at July 31, 2022		No maturity	<6 months	6 months to <1 year	>1 year	Weighted value
ASF item
1	Capital	$49,204	$–	$–	$5,793	$54,997
2	Regulatory capital	49,204	–	–	5,793	54,997
3	Other capital instruments	–	–	–	–	–
4	Retail deposits and deposits from small business customers	201,644	35,419	15,081	13,724	245,589
5	Stable deposits	94,609	11,872	8,338	8,003	117,082
6	Less stable deposits	107,035	23,547	6,743	5,721	128,507
7	Wholesale funding	160,034	159,156	56,788	83,695	211,788
8	Operational deposits	107,689	3,631	–	–	55,660
9	Other wholesale funding	52,345	155,525	56,788	83,695	156,128
10	Liabilities with matching interdependent assets	–	1,646	1,015	13,636	–
11	Other liabilities	–	93,426 (1)			6,982
12	NSFR derivative liabilities		10,858 (1)
13	All other liabilities and equity not included in the above categories	–	47,392	130	35,046	6,982
14	Total ASF					519,356
RSF item
15	Total NSFR HQLA					12,876
16	Deposits held at other financial institutions for operational purposes	–	4,022	–	57	2,068
17	Performing loans and securities	64,325	109,251	42,359	343,317	368,360
18	Performing loans to financial institutions secured by Level 1 HQLA	–	23,896	339	–	1,364
19	Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	317	30,737	6,116	18,037	24,923
20	Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	33,868	40,286	21,623	112,719	156,033
21	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	–	–	–	–
22	Performing residential mortgages, of which:	18,537	12,501	14,118	205,919	169,535
23	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	18,537	12,423	14,039	201,199	165,444
24	Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	11,603	1,831	163	6,642	16,505
25	Assets with matching interdependent liabilities	–	1,646	1,015	13,636	–
26	Other assets	14,733	88,786 (1)			47,627
27	Physical traded commodities, including gold	3,655				3,107
28	Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties		12,321 (1)			10,472
29	NSFR derivative assets		10,153 (1)			–
30	NSFR derivative liabilities before deduction of variation margin posted		22,613 (1)			1,131
31	All other assets not included in the above categories	11,078	38,732	49	4,918	32,917
32	Off-balance sheet items		369,480 (1)			12,695
33	Total RSF					$443,626
34	NSFR					117%
$ millions, as at April 30, 2022						Weighted value
35	Total ASF					$510,282
36	Total RSF					$437,573
37	NSFR					117%
(1)	No assigned time period per disclosure template design.
Our NSFR as at July 31, 2022 marginally increased from the prior quarter, mainly due to increases in long-term funding and deposits, largely offset by an increase in loans.
CIBC considers the impact of its business decisions on the LCR, NSFR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the metrics month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and market conditions affecting collateral.
Reporting of the LCR and NSFR is calibrated centrally by Treasury, in conjunction with the SBUs and other functional groups.

CIBC THIRD QUARTER 2022	43

Funding

We fund our operations with client-sourced deposits, supplemented with a wide range of wholesale funding.
Our principal approach aims to fund its consolidated balance sheet with deposits primarily raised from personal and commercial banking channels. We maintain a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.
We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt.
We continuously evaluate opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.
GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.
The following table provides the contractual maturity profile of our wholesale funding sources at their carrying values:

$ millions, as at July 31, 2022	Less than 1 month	1–3 months	3–6 months	6–12 months	Less than 1 year total	1–2 years	Over 2 years	Total
Deposits from banks (1)	$1,952	$514	$1,629	$3,146	$7,241	$–	$58	$7,299
Certificates of deposit and commercial paper	9,047	12,258	21,734	25,370	68,409	416	–	68,825
Bearer deposit notes and bankers’ acceptances	72	299	984	324	1,679	–	–	1,679
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes (2)	–	312	4,284	15,578	20,174	11,029	30,472	61,675
Senior unsecured structured notes	–	32	194	–	226	–	64	290
Covered bonds/asset-backed securities
Mortgage securitization	–	413	1,226	1,012	2,651	3,690	10,163	16,504
Covered bonds	894	973	1,628	715	4,210	2,050	22,179	28,439
Cards securitization	–	–	–	–	–	966	2,005	2,971
Subordinated liabilities	–	–	–	–	–	33	6,326	6,359
Other	–	–	–	–	–	–	8	8
	$11,965	$14,801	$31,679	$46,145	$104,590	$18,184	$71,275	$194,049
Of which:
Secured	$894	$1,386	$2,854	$1,727	$6,861	$6,706	$34,347	$47,914
Unsecured	11,071	13,415	28,825	44,418	97,729	11,478	36,928	146,135
	$11,965	$14,801	$31,679	$46,145	$104,590	$18,184	$71,275	$194,049
October 31, 2021	$16,671	$23,696	$16,387	$36,144	$92,898	$25,488	$52,514	$170,900
(1)	Includes non-negotiable term deposits from banks.
(2)	Includes wholesale funding liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
The following table provides the diversification of CIBC’s wholesale funding by currency:

$ billions, as at	2022 Jul. 31		2021 Oct. 31
CAD	$50.0	26%	$48.0	28%
USD	102.3	53	91.5	54
Other	41.7	21	31.4	18
	$194.0	100%	$170.9	100%
We manage liquidity risk in a manner that enables us to withstand severe liquidity stress events. Wholesale funding may present a higher risk of run-off in stress situations, and we maintain significant portfolios of unencumbered liquid assets to mitigate this risk. See the “Liquid assets” section for additional details.
Credit ratings
Our access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position, macroeconomic backdrop and liquidity positioning.
On February 22, 2022, S&P announced the following updates to our credit ratings: senior debt to A- from BBB+; subordinated indebtedness to A- from BBB+; subordinated indebtedness – NVCC to BBB+ from BBB; limited recourse capital notes – NVCC to BBB- from BB+; preferred shares – NVCC to P-2(L) from P-3(H). These rating revisions reflect S&P’s views on improvements in our risk position.
Our credit ratings are summarized in the following table:

As at July 31, 2022	DBRS	Fitch	Moody’s	S&P
Deposit/Counterparty (1)	AA	AA	Aa2	A+
Legacy senior debt (2)	AA	AA	Aa2	A+
Senior debt (3)	AA(L)	AA-	A2	A-
Subordinated indebtedness	A(H)	A	Baa1	A-
Subordinated indebtedness – NVCC (4)	A(L)	A	Baa1	BBB+
Limited recourse capital notes – NVCC (4)	BBB(H)	n/a	Baa3	BBB-
Preferred shares – NVCC (4)	Pfd-2	n/a	Baa3	P-2(L)
Short-term debt	R-1(H)	F1+	P-1	A-1
Outlook	Stable	Stable	Stable	Stable
(1)
DBRS Long-Term Issuer Rating; Fitch Ratings Inc. (Fitch) Long-Term Deposit Rating and Derivative Counterparty Rating; Moody’s Investors Service, Inc. (Moody’s) Long-Term Deposit and Counterparty Risk Assessment Rating; Standard & Poor’s (S&P’s) Issuer Credit Rating.

(2)	Includes senior debt issued prior to September 23, 2018 as well as senior debt issued on or after September 23, 2018 which is not subject to bail-in regulations.
(3)	Comprises liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(4)	Comprises instruments which are treated as NVCC in accordance with OSFI’s CAR Guideline.
n/a	Not applicable.

44	CIBC THIRD QUARTER 2022

Additional collateral requirements for rating downgrades
We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at	2022 Jul. 31	2021 Oct. 31
One-notch downgrade	$ 0.2	$0.1
Two-notch downgrade	0.3	0.2
Three-notch downgrade	0.4	0.3
Contractual obligations
Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities
The following table provides the contractual maturity profile of our on-balance sheet assets, liabilities and equity at their carrying values. Contractual analysis is not representative of our liquidity risk exposure, however this information serves to inform our management of liquidity risk, and provide input when modelling a behavioural balance sheet.

$ millions, as at July 31, 2022	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks (1)	$25,950	$–	$–	$–	$–	$–	$–	$–	$–	$25,950
Interest-bearing deposits with banks	19,384	–	–	–	–	–	–	–	–	19,384
Securities	6,023	6,151	5,993	4,907	4,152	15,014	62,891	36,547	35,171	176,849
Cash collateral on securities borrowed	15,277	–	–	–	–	–	–	–	–	15,277
Securities purchased under resale agreements	40,413	13,782	4,441	568	931	–	–	–	–	60,135
Loans
Residential mortgages	1,842	4,881	8,655	8,182	10,172	43,855	182,042	8,098	–	267,727
Personal	680	719	773	1,070	849	509	3,586	5,465	31,103	44,754
Credit card	329	659	988	988	988	3,951	7,776	–	–	15,679
Business and government	10,346	8,406	9,253	8,162	11,618	32,831	68,912	19,234	10,815	179,577
Allowance for credit losses	–	–	–	–	–	–	–	–	(2,823)	(2,823)
Derivative instruments	1,674	4,400	6,900	2,318	1,716	6,996	6,179	6,101	–	36,284
Customers’ liability under acceptances	10,404	1,217	14	2	44	–	–	–	–	11,681
Other assets	–	–	–	–	–	–	–	–	46,316	46,316
	$132,322	$40,215	$37,017	$26,197	$30,470	$103,156	$331,386	$75,445	$120,582	$896,790
October 31, 2021	$133,285	$39,067	$39,932	$35,900	$31,154	$95,910	$276,311	$70,812	$115,312	$837,683
Liabilities
Deposits (2)	$18,147	$26,722	$44,398	$37,345	$67,504	$31,502	$70,250	$16,245	$366,344	$678,457
Obligations related to securities sold short	20,179	–	–	–	–	–	–	–	–	20,179
Cash collateral on securities lent	3,299	–	–	–	–	–	–	–	–	3,299
Obligations related to securities sold under repurchase agreements	48,243	14,619	830	–	–	–	–	–	–	63,692
Derivative instruments	2,709	4,407	5,117	2,497	2,172	5,927	7,462	9,148	–	39,439
Acceptances	10,408	1,217	14	2	44	–	–	–	–	11,685
Other liabilities	25	57	58	77	65	311	629	949	22,685	24,856
Subordinated indebtedness	–	–	–	–	–	33	–	6,326	–	6,359
Equity	–	–	–	–	–	–	–	–	48,824	48,824
	$103,010	$47,022	$50,417	$39,921	$69,785	$37,773	$78,341	$32,668	$437,853	$896,790
October 31, 2021	$114,437	$58,465	$42,381	$43,224	$28,107	$40,038	$54,440	$27,969	$428,622	$837,683
(1)	Cash includes interest-bearing demand deposits with Bank of Canada.
(2)
Comprises $228.9 billion (October 31, 2021: $202.2 billion) of personal deposits; $426.3 billion (October 31, 2021: $351.6 billion) of business and government deposits and secured borrowings; and $23.3 billion (October 31, 2021: $17.0 billion) of bank deposits.

The changes in the contractual maturity profile were due to the natural migration of maturities and also reflect the impact of our regular business activities.

CIBC THIRD QUARTER 2022	45

Credit-related commitments
The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at July 31, 2022	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity	(1)	Total
Unutilized credit commitments	$1,628	$11,440	$3,488	$5,283	$5,403	$21,344	$65,071	$2,733	$212,557		$328,947
Securities lending (2)	51,929	3,792	4,338	–	–	–	–	–	–		60,059
Standby and performance letters of credit	3,372	2,173	4,432	2,833	3,439	521	823	145	–		17,738
Backstop liquidity facilities	17	10	12,118	43	651	6	–	–	–		12,845
Documentary and commercial letters of credit	85	44	42	3	2	3	32	–	–		211
Other	703	–	–	–	–	–	–	–	–		703
	$57,734	$17,459	$24,418	$8,162	$9,495	$21,874	$65,926	$2,878	$212,557		$420,503
October 31, 2021	$49,440	$28,564	$10,516	$9,343	$7,902	$25,284	$57,866	$3,678	$188,449		$381,042
(1)	Includes $164.6 billion (October 31, 2021: $141.5 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $3.3 billion (October 31, 2021: $2.5 billion) for cash because it is reported on the interim consolidated balance sheet.
Other off-balance sheet contractual obligations
The following table provides the contractual maturities of other off-balance sheet contractual obligations affecting our funding needs:

$ millions, as at July 31, 2022	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	Total
Purchase obligations (1)	$77	$123	$222	$238	$206	$526	$679	$53	$2,124
Underwriting commitments (2)	9	–	936	–	–	–	–	–	945
Future lease commitments	–	1	1	1	1	4	77	580	665
Investment commitments	–	1	1	9	–	–	16	419	446
Pension contributions (3)	–	–	–	–	–	–	–	–	–
	$86	$125	$1,160	$248	$207	$530	$772	$1,052	$4,180
October 31, 2021 (2)	$414	$176	$221	$320	$185	$483	$735	$1,187	$3,721
(1)
Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.

(2)
Excludes lease obligations that are accounted for under IFRS 16, which are typically recognized on the consolidated balance sheet, and operating and tax expenses relating to lease commitments. The table includes lease obligations that are not accounted for under IFRS 16, including those related to future starting lease commitments for which we have not yet recognized a lease liability and right-of-use asset.

(3)
Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the remaining annual period ending October 31, 2022 as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.

Other risks
We also have policies and processes to measure, monitor and control other risks, including strategic, reputation, environmental and social, and operational risks, such as insurance, technology, information and cyber security, and regulatory compliance. These risks and related policies and processes have not changed significantly from those described on pages 79 to 82 of our 2021 Annual Report.

46	CIBC THIRD QUARTER 2022

Accounting and control matters
Critical accounting policies and estimates
The interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” using IFRS as issued by the International Accounting Standards Board (IASB). A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements included in our 2021 Annual Report. The interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements as at and for the year ended October 31, 2021.
Certain accounting policies require us to make judgments and estimates, some of which relate to matters that are uncertain. The COVID-19 pandemic continues to result in increased levels of judgment as discussed on pages 83 to 88 of our 2021 Annual Report, and could have a material impact on our financial results. In addition, there are elevated levels of uncertainty related to the impact that rising interest rates, inflation and supply chain disruptions exacerbated by geopolitical events and the measures imposed in some countries to combat the spread of COVID-19, will have on the macroeconomic environment. These challenges continue to give rise to heightened uncertainty as it relates to accounting estimates and assumptions and increase the need to apply judgment in evaluating the economic and market environment and its impact on significant estimates. In particular, changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and the period-over-period volatility of the provision for credit losses. See Note 6 to our consolidated financial statements in our 2021 Annual Report, and Note 2 and Note 6 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance.
Accounting developments
For details on future accounting policy changes, refer to Note 32 to the consolidated financial statements included in our 2021 Annual Report.
Other regulatory developments

Interest rate benchmark reform
Various interest rate and other indices that are deemed to be “benchmarks” (including LIBOR) have been the subject of international regulatory guidance and proposals for reform. Regulators in various jurisdictions have pushed for the transition from Interbank Offered Rates (IBORs) to alternative benchmark rates (alternative rates), largely based on risk-free rates determined using actual market transactions. Following the previous announcements by various regulators, the publication of LIBOR settings for all sterling, Japanese yen, Swiss franc and euro, as well as 1-week and
2-month
USD LIBOR settings was discontinued on December 31, 2021. The remaining USD LIBOR settings will cease to be published after June 30, 2023. Our Enterprise IBOR Transition Program (Program) continues to manage and coordinate all aspects of the transition. Consistent with regulatory expectations, we have completed the transition of our non-USD LIBOR and 1-week and 2-month USD LIBOR referenced contracts, and no new USD LIBOR products were originated after December 31, 2021 with limited permitted exceptions. We are in the process of transitioning our remaining USD LIBOR based contracts to the alternative rates and have developed business processes to support the transition. For additional information on the Program, refer to the “Other regulatory developments” section and Note 1 of our 2021 Annual Report.
In December 2021, the Canadian Alternative Reference Rate working group (CARR) recommended to Refinitiv Benchmark Services (UK) Limited (RBSL), the Canadian Dollar Offered Rate (CDOR) administrator, to cease the calculation and publication of CDOR after June 30, 2024 and proposed a two-staged approach to the transition from CDOR to Canadian Overnight Repo Rate Average (CORRA). Following public consultation, on May 16, 2022, RBSL announced that it will permanently cease the publication and calculation of all remaining tenors of CDOR after June 28, 2024. Following this announcement, OSFI published its expectations for CDOR transition which is consistent with the two-stage transition approach proposed by CARR. OSFI expects all new derivatives and securities to transition to the alternative rates by June 30, 2023, with no new CDOR exposures after that date, with limited exceptions. OSFI also expects all loan agreements referencing CDOR to be transitioned by June 28, 2024, and federally regulated financial institutions to prioritize system and model updates to accommodate the use of CORRA prior to June 28, 2024.
A significant number of CIBC’s derivatives, securities, and lending and deposit contracts reference CDOR with maturity dates that extend beyond the cessation dates announced by the regulators. Our Enterprise IBOR Transition Program is in the process of assessing the impact of the cessation of CDOR on our operations and is developing plans to facilitate the transition of CDOR to alternative rates. As part of the Program, we continue to engage with industry associations on ongoing developments, and continue to incorporate these into our project plan and make information available to our clients, advising them on recent developments.
In addition to the other benchmark rates that are impacted by interest rate benchmark reform, for which we have included disclosures in our consolidated financial statements as at and for the year ended October 31, 2021, the following table presents the approximate notional amounts of our derivatives and the gross outstanding balances of our non-derivative financial assets and financial liabilities that are indexed to CDOR as at October 31, 2021 with a maturity date beyond June 28, 2024, that are expected to be affected by CDOR transition.

Notional/gross outstanding amounts (1)
$ billions, as at October 31, 2021	CDOR
Non-derivative financial assets
Securities	$ 2.7
Loans and customers’ liability under acceptances (2)	10.3
13.0
Non-derivative financial liabilities
Secured borrowing deposits and subordinated indebtedness (3)	6.3
Other deposits and acceptances (2)	3.8
10.1
Derivatives (4)	$ 1,341.6
(1)
The table excludes undrawn loan commitments. As at October 31, 2021, the total outstanding undrawn loan commitments that are denominated in Canadian dollars and are potentially subject to CDOR transition with a maturity date beyond June 28, 2024 are estimated to be $14.9 billion, a portion of which can also be drawn in other benchmark rates.

(2)	Includes exposures referenced to the 1-month and 3-month Bankers’ Acceptance rates.
(3)
Includes subordinated indebtedness with redemption dates either prior to or after June 28, 2024, which will be repriced based on CDOR and mature after June 28, 2024 to the extent that they are not redeemed.

(4)
As at October 31, 2021, the notional amount of our derivatives in designated hedge accounting relationships that are indexed to CDOR, with a maturity date beyond June 28, 2024, was approximately $77.8 billion. For basis swaps for which both legs are indexed to CDOR, the notional amount of each leg has been included in the table above and the notional amount of our derivatives in designated hedge accounting relationships that are indexed to CDOR.

CIBC THIRD QUARTER 2022	47

OSFI Guideline B-13 – Technology and Cyber Risk Management
On July 13, 2022, OSFI issued the final Guideline B-13, which will become effective on January 1, 2024. This guideline sets out OSFI’s expectations for how FRFIs should manage technology and cyber risks such as data breaches, technology outages and more. The Guideline is organized around three “domains,” each of which sets out key components for sound risk management: Governance and Risk Management, Technology Operations and Resilience, and Cyber Security. Efforts are underway to self-assess and ensure compliance with the Guideline.
Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at July 31, 2022 (as defined in the rules of the SEC and the Canadian Securities Administrators). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that such disclosure controls and procedures were effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended July 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Related-party transactions
There have been no significant changes to CIBC’s procedures and policies regarding related-party transactions since October 31, 2021. For additional information, refer to pages 90 and 190 of our 2021 Annual Report.

48	CIBC THIRD QUARTER 2022

Glossary
Allowance for credit losses
Under International Financial Reporting Standard (IFRS) 9, allowance for credit losses represents 12 months of expected credit losses (ECL) for instruments that have not been subject to a significant increase in credit risk, while allowance for credit losses represents lifetime ECL for instruments that have been subject to a significant increase in credit risk, including impaired instruments. ECL allowances for loans and acceptances are included in Allowance for credit losses on the consolidated balance sheet. ECL allowances for fair value through other comprehensive income (FVOCI) debt securities are included as a component of the carrying value of the securities, which are measured at fair value. ECL allowances for other financial assets are included in the carrying value of the instrument. ECL allowances for guarantees and loan commitments are included in Other liabilities.
Allowance for credit losses are adjusted for provisions for (reversals of) credit losses and are reduced by write-offs, net of recoveries.
Amortized cost
The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, plus or minus any unamortized origination date premiums or discounts, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction for impairment (directly or through the use of an allowance account). The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.
Assets under administration (AUA)
Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The services provided by CIBC are of an administrative nature, such as safekeeping of securities, client reporting and record keeping, collection of investment income, and the settlement of purchase and sale transactions. In addition, AUM amounts are included in the amounts reported under AUA.
Assets under management (AUM)
Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients.
Average interest-earning assets
Average interest-earning assets include interest-bearing deposits with banks, interest-bearing demand deposits with the Bank of Canada, securities, cash collateral on securities borrowed or securities purchased under resale agreements, loans net of allowance for credit losses, and certain sublease-related assets.
Basis point
One-hundredth of a percentage point (0.01%).
Collateral
Assets pledged to secure loans or other obligations, which are forfeited if the obligations are not repaid.
Collateralized debt obligation (CDO)
Securitization of any combination of corporate debt, asset-backed securities (ABS), mortgage-backed securities or tranches of other CDOs to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return to meet investor demand.
Collateralized loan obligation (CLO)
Securitizations of diversified portfolios of corporate debt obligations and/or ABS that are tranched into securities that offer varying degrees of risk and return to meet investor demand.
Common shareholders’ equity
Common shareholders’ equity includes common shares, contributed surplus, retained earnings and accumulated other comprehensive income (AOCI).
Credit derivatives
A category of financial instruments that allow one party (the beneficiary) to separate and transfer the credit risk of nonpayment or partial payment of an underlying financial instrument to another party (the guarantor).
Credit valuation adjustment (CVA)
A valuation adjustment that is required to be considered in measuring fair value of OTC derivatives to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. In assessing the net CCR exposure, we take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.
Current replacement cost
The estimated cost of replacing an asset at the present time according to its current worth.
Derivatives
A financial contract that derives its value from the performance of an underlying instrument, index or financial rate.
Dividend payout ratio
Common share dividends paid as a percentage of net income after preferred share dividends, premium on preferred share redemptions, and distributions on other equity instruments.
Dividend yield
Dividends per common share divided by the closing common share price.

CIBC THIRD QUARTER 2022	49

Effective interest rate method
A method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.
Efficiency ratio
Non-interest expenses as a percentage of total revenue (net interest income and non-interest income).
Exchange-traded derivative contracts
Standardized derivative contracts (e.g., futures contracts and options) that are transacted on an organized exchange and cleared through a central clearing house, and are generally subject to standard margin requirements.
Fair value
The price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions.
Forward contracts
A non-standardized contract to buy or sell a specified asset at a specified price and specified date in the future.
Forward rate agreement
An OTC forward contract that determines an interest rate to be paid or received commencing on a specified date in the future for a specified period.
Full-time equivalent employees
A measure that normalizes the number of full-time and part-time employees, base salary plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period, for individuals whose compensation is included in the Employee compensation and benefits line on the consolidated statement of income.
Futures
A standardized contract to buy or sell a specified commodity, currency or financial instrument of standardized quantity and quality at a specific price and date in the future. Futures contracts are traded on an exchange.
Guarantees and standby letters of credit
Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make those payments, or are unable to meet other specified contractual obligations.
Hedge
A transaction intended to offset potential losses/gains that may be incurred in a transaction or portfolio.
Loan loss ratio
The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
Mark-to-market
The fair value (as defined above) at which an asset can be sold or a liability can be transferred.
Net interest income
The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).
Net interest margin
Net interest income as a percentage of average assets.
Net interest margin on average interest-earning assets
Net interest income as a percentage of average interest-earning assets.
Normal course issuer bid
Involves a listed company buying its own shares for cancellation through a stock exchange or other published market, from time to time, and is subject to the various rules of the exchanges and securities commissions.
Notional amount
Principal amount or face amount of a financial contract used for the calculation of payments made on that contract.
Off-balance sheet financial instruments
A financial contract that is based mainly on a notional amount and represents a contingent asset or liability of an institution. Such instruments include credit-related arrangements.
Office of the Superintendent of Financial Institutions (OSFI)
OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies, and federal pension plans in Canada.

50	CIBC THIRD QUARTER 2022

Operating leverage
Operating leverage is the difference between the year-over-year percentage change in revenue and year-over-year percentage change in non-interest expenses.
Options
A financial contract under which the writer (seller) confers the right, but not the obligation, to the purchaser to either buy (call option) or sell (put option) a specified amount of an underlying asset or instrument at a specified price either at or by a specified date.
Provision for (reversal of) credit losses
An amount charged or credited to income to adjust the allowance for credit losses to the appropriate level, for both performing and impaired financial assets. Provision for (reversal of) credit losses for loans and acceptances and related off-balance sheet loan commitments is included in the Provision for (reversal of) credit losses line on the consolidated statement of income. Provision for (reversal of) credit losses for debt securities measured at FVOCI or amortized cost is included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net.
Return on average assets or average interest-earning assets
Net income expressed as a percentage of average assets or average interest-earning assets.
Return on common shareholders’ equity
Net income attributable to equity shareholders expressed as a percentage of average common shareholders’ equity.
Securities borrowed
Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.
Securities lent
Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.
Securities purchased under resale agreements
A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.
Securities sold short
A transaction in which the seller sells securities that it does not own. Initially the seller typically borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securities sold under repurchase agreements
A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.
Structured entities (SEs)
Entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.
Swap contracts
A financial contract in which counterparties exchange a series of cash flows based on a specified notional amount over a specified period.
Taxable equivalent basis (TEB)
The gross-up of tax-exempt revenue on certain securities to a TEB. There is an equivalent offsetting adjustment to the income tax expense.
Total shareholder return
The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends paid are reinvested in additional shares.

CIBC THIRD QUARTER 2022	51

Risk and capital glossary
Advanced internal ratings-based (AIRB) approach for credit risk
Internal models based on historical experience of key risk assumptions such as PD, LGD and EAD are used to compute the capital requirements subject to the OSFI approval. A capital floor based on the standardized approach is also calculated by banks under the AIRB approach for credit risk and an adjustment to RWA may be required as prescribed by OSFI.
Asset/liability management (ALM)
The practice of managing risks that arise from mismatches between the assets and liabilities, mainly in the non-trading areas of the bank. Techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.
Bail-in eligible liabilities
Bail-in eligible liabilities include long-term (i.e., original maturity over 400 days), unsecured senior debt issued on or after September 23, 2018 that is tradable and transferrable, and any preferred shares and subordinated debt that are not considered NVCC. Consumer deposits, secured liabilities (including covered bonds), certain financial contracts (including derivatives) and certain structured notes are not bail-in eligible.
Bank exposures
All direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.
Business and government portfolio
A category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on the determination and assignment of an appropriate risk rating that reflects the credit risk of the exposure.
Central counterparty (CCP)
A clearing house that interposes itself between counterparties to clear contracts traded in one or more financial markets, becoming the buyer to every seller and the seller to every buyer and thereby ensuring the future performance of open contracts.
Comprehensive approach for securities financing transactions
A framework for the measurement of CCR with respect to securities financing transactions, which utilizes a volatility-adjusted collateral value to reduce the amount of the exposure.
Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios
CET1, Tier 1 and total regulatory capital, divided by RWA, as defined by OSFI’s Capital Adequacy Requirements (CAR) Guideline, which is based on Basel Committee on Banking Supervision (BCBS) standards.
Corporate exposures
All direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.
Credit risk
The risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Drawn exposure
The amount of credit risk exposure resulting from loans and other receivables advanced to the customer.
Economic capital
Economic capital provides a framework to evaluate the returns of each strategic business unit, commensurate with risk assumed. Economic capital is a non-GAAP risk measure based upon an internal estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises primarily credit, market, operational and strategic risk capital.
Economic profit
A non-GAAP risk-adjusted performance measure used for measuring economic value added. It is calculated as earnings of each business less a charge for the cost of capital.
Exposure at default (EAD)
An estimate of the amount of exposure to a customer at the event of, and at the time of, default.
Incremental risk charge (IRC)
A capital charge applied in addition to market risk capital specifically to cover default and migration risk in unsecuritized credit assets of varying liquidity held in the trading book.
Internal Capital Adequacy Assessment Process (ICAAP)
A framework and process designed to provide a comprehensive view on capital adequacy, as defined by Pillar II of the Basel Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC.
Internal models approach (IMA) for market risk
Models, which have been developed by CIBC and approved by OSFI, for the measurement of risk and regulatory capital in the trading portfolio for general market risk, debt specific risk, and equity specific risk.

52	CIBC THIRD QUARTER 2022

Internal model method (IMM) for counterparty credit risk (CCR)
Models, which have been developed by CIBC and approved by OSFI, for the measurement of CCR with respect to OTC derivatives.
Internal ratings-based (IRB) approach for securitization exposures
This approach comprises two calculation methods available for securitization exposures that require OSFI approval: the Internal Ratings-Based Approach (SEC-IRBA) is available to the banks approved to use the IRB approach for underlying exposures securitized and the Internal Assessment Approach (SEC-IAA) available for certain securitization exposures extended to asset-backed commercial paper (ABCP) programs.
Leverage ratio exposure
The leverage ratio exposure is defined under the OSFI rules as on-balance sheet assets (unweighted) less Tier 1 capital regulatory adjustments plus derivative exposures, securities financing transaction exposures with a limited form of netting under certain conditions, and other off-balance sheet exposures (such as commitments, direct credit substitutes, forward asset purchases, standby/trade letters of credit and securitization exposures). The temporary exclusion of qualifying sovereign-issued securities from the leverage ratio exposure measure announced by OSFI in response to the onset of the COVID-19 pandemic was no longer applicable beginning in the first quarter of 2022. OSFI continues to permit exposures arising from central bank reserves that qualify as High Quality Liquid Assets (HQLA) to be excluded from the exposure measure for leverage ratio purposes.
Leverage ratio
Defined as Tier 1 capital divided by the leverage ratio exposure determined in accordance with guidelines issued by OSFI, which are based on BCBS standards.
Liquidity coverage ratio (LCR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, the LCR is a liquidity standard that aims to ensure that an institution has an adequate stock of unencumbered HQLA that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30-calendar-day liquidity stress scenario.
Liquidity risk
The risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due.
Loss given default (LGD)
An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the EAD. LGD is generally based on through-the-cycle assumptions for regulatory capital purposes, and generally based on point-in-time assumptions reflecting forward-looking information for IFRS 9 ECL purposes.
Market risk
The risk of economic financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads and customer behaviour for retail products.
Master netting agreement
An industry standard agreement designed to reduce the credit risk of multiple transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty and through the provision for net settlement of all contracts through a single payment.
Net cumulative cash flow (NCCF)
The NCCF is a liquidity horizon metric defined under OSFI’s LAR Guideline as a monitoring and supervision tool for liquidity risk that measures an institution’s detailed cash flows in order to capture the risk posed by funding mismatches between assets and liabilities.
Net stable funding ratio (NSFR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable stable funding profile in relation to the composition of their assets and off-balance sheet activities.
Non-viability contingent capital (NVCC)
Effective January 1, 2013, in order to qualify for inclusion in regulatory capital, all non-common Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable bank.
Operational risk
The risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events.
Other off-balance sheet exposure
The amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.
Other retail
This exposure class includes all loans other than qualifying revolving retail and real estate secured personal lending that are extended to individuals and small businesses under the regulatory capital reporting framework.
Over-the-counter (OTC) derivatives exposure
The amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.

CIBC THIRD QUARTER 2022	53

Probability of default (PD)
An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due. PD is based on through-the-cycle assumptions for regulatory capital purposes, and based on point-in-time assumptions reflecting forward-looking information for IFRS 9 ECL purposes.
Qualifying central counterparty (QCCP)
An entity that is licensed to operate as a CCP and is permitted by the appropriate regulator or oversight body to operate as such with respect to the products offered by that CCP.
Qualifying revolving retail
This exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals. Under the standardized approach, these exposures would be included under “other retail”.
Real estate secured personal lending
This exposure class includes residential mortgages and home equity loans and lines of credit extended to individuals.
Regulatory capital
Regulatory capital, as defined by OSFI’s CAR Guideline, is comprised of CET1, Additional Tier 1 (AT1) and Tier 2 capital. CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes in fair value option liabilities attributable to changes in own credit risk) and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, certain deferred tax assets, net assets related to defined benefit pension plans, and certain investments. On March 27, 2020, OSFI introduced transitional arrangements for the capital treatment of expected loss provisioning, such that part of the allowances that would otherwise be included in Tier 2 capital will instead qualify for inclusion in CET1 capital subject to certain scalars and limitations until the end of fiscal year 2022. AT1 capital primarily includes NVCC preferred shares, Limited Recourse Capital Notes, and qualifying instruments issued by a consolidated subsidiary to third parties. Tier 1 capital is comprised of CET1 plus AT1. Tier 2 capital includes NVCC subordinated indebtedness, eligible general allowances, and qualifying instruments issued by a consolidated subsidiary to third parties. Total capital is comprised of Tier 1 capital plus Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution.
Repo-style transactions exposure
The amount of credit risk exposure resulting from our securities bought or sold under resale agreements, as well as securities borrowing and lending activities.
Reputation risk
The risk of negative publicity regarding CIBC’s business conduct or practices which, whether true or not, could significantly harm CIBC’s reputation as a leading financial institution, or could materially and adversely affect CIBC’s business, operations, or financial condition.
Resecuritization
A securitization exposure in which the risk associated with an underlying pool of exposures is tranched and at least one of the underlying exposures is a securitization exposure.
Retail portfolios
A category of exposures that primarily includes consumer but also small business lending, where the primary basis of adjudication relies on credit-scoring models.
Risk-weighted assets (RWA)
RWA consist of three components: (i) RWA for credit risk, which are calculated using the AIRB and standardized approaches, (ii) RWA for market risk, and (iii) RWA for operational risk. The AIRB RWA are calculated using PDs, LGDs, EADs, and in some cases maturity adjustments, while the standardized approach applies risk weighting factors specified in the OSFI guidelines to on- and off-balance sheet exposures. The RWA for market risk in the trading portfolio are based on the internal models approved by OSFI with the exception of the RWA for traded securitization assets where we are using the methodology defined by OSFI. The RWA for operational risk, which relate to the risk of losses resulting from people, inadequate or failed internal processes, and systems or from external events, are calculated under a standardized approach.
Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the AIRB approach for credit risk. The capital floor is determined by comparing a capital requirement calculated by reference to the Basel II standardized approach against the Basel III calculation, as specified by OSFI. Any shortfall in the Basel III capital requirement is added to RWA.
Securitization
The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other SEs. A SE normally issues securities or other forms of interests to investors and/or the asset transferor, and the SE uses the proceeds from the issue of securities or other forms of interest to purchase the transferred assets. The SE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SE, which may carry a number of different risk profiles.
Sovereign exposures
All direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.
Standardized approach for credit risk
Applied to exposures when there is not sufficient information to allow for the use of the AIRB approach for credit risk. Credit risk capital requirements are calculated based on a standardized set of risk weights as prescribed in the CAR Guideline. The standardized risk weights are based on external credit assessments, where available, and other risk-related factors, including export credit agencies, exposure asset class, collateral, etc.

54	CIBC THIRD QUARTER 2022

Standardized approach for operational risk
Capital is based on prescribed percentages that vary by business activity and is applied to the three-year average gross income.
Standardized approach for securitization exposures
This approach comprises the calculation methods available for securitization exposures that do not require OSFI approval: the External Ratings-Based Approach (SEC-ERBA) and the Standardized Approach (SEC-SA).
Strategic risk
The risk of ineffective or improper implementation of business strategies, including mergers and acquisitions. It includes the potential financial loss due to the failure of organic growth initiatives or failure to respond appropriately to changes in the business environment.
Stressed Value-at-Risk
A VaR calculation using a one-year observation period related to significant losses for the given portfolio at a specified level of confidence and time horizon.
Structural foreign exchange risk
Structural foreign exchange risk primarily consists of the risk inherent in net investments in foreign operations due to changes in foreign exchange rates, and foreign currency denominated RWA and foreign currency denominated capital deductions.
Structural interest rate risk
Structural interest rate risk primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses.
Total loss absorbing capacity (TLAC) measure
The sum of Total capital and bail-in eligible liabilities (as defined above) that have a residual maturity greater than one year.
Total loss absorbing capacity ratio
Defined as TLAC measure divided by RWA determined in accordance with guidelines issued by OSFI.
Total loss absorbing capacity leverage ratio
Defined as TLAC measure divided by leverage ratio exposure determined in accordance with guidelines issued by OSFI.
Transitional arrangements for capital treatment of expected loss provisioning
On March 27, 2020, OSFI introduced transitional arrangements for ECL provisioning. These arrangements result in a portion of allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount of ECL allowances eligible for inclusion in CET1 capital is determined based on the increase in stage 1 and stage 2 allowances relative to balances as at January 31, 2020 as a baseline. This amount is then adjusted for tax effects and is subject to a scaling factor that will decrease over time. The scaling factor has been set at 70% for fiscal 2020, 50% for fiscal 2021, and 25% for fiscal 2022. For exposures under the IRB approach, the lower of this amount and excess allowances eligible for inclusion in Tier 2 capital is included as CET1 capital under the transitional arrangements.
Undrawn exposures
The amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.
Value-at-Risk (VaR)
Generally accepted risk measure that uses statistical models to estimate the distribution of possible returns on a given portfolio at a specified level of confidence and time horizon.

CIBC THIRD QUARTER 2022	55

Interim consolidated financial statements
(Unaudited)

Contents

57	Consolidated balance sheet

58	Consolidated statement of income

59	Consolidated statement of comprehensive income

60	Consolidated statement of changes in equity

61	Consolidated statement of cash flows

62	Notes to the interim consolidated financial statements

62	Note 1	–	Changes in accounting policies

62	Note 2	–	Significant estimates and assumptions

63	Note 3	–	Fair value measurement

67	Note 4	–	Significant transactions

67	Note 5	–	Securities

69	Note 6	–	Loans

75	Note 7	–	Deposits

75	Note 8	–	Subordinated indebtedness

76	Note 9	–	Share capital

78	Note 10	–	Post-employment benefits

78	Note 11	–	Income taxes

79	Note 12	–	Earnings per share

79	Note 13	–	Contingent liabilities and provisions

80	Note 14	–	Interest income and expense

80	Note 15	–	Segmented information

56	CIBC THIRD QUARTER 2022

Consolidated balance sheet

Unaudited, millions of Canadian dollars, as at	2022 Jul. 31	2021 Oct. 31
ASSETS

Cash and non-interest-bearing deposits with banks	$25,950	$34,573
Interest-bearing deposits with banks	19,384	22,424
Securities (Note 5)	176,849	161,401
Cash collateral on securities borrowed	15,277	12,368
Securities purchased under resale agreements	60,135	67,572
Loans (Note 6)
Residential mortgages	267,727	251,526
Personal	44,754	41,897
Credit card	15,679	11,134
Business and government	179,577	150,213
Allowance for credit losses	(2,823)	(2,849)
	504,914	451,921
Other
Derivative instruments	36,284	35,912
Customers’ liability under acceptances	11,681	10,958
Property and equipment	3,286	3,286
Goodwill	5,090	4,954
Software and other intangible assets	2,478	2,029
Investments in equity-accounted associates and joint ventures	626	658
Deferred tax assets	319	402
Other assets	34,517	29,225
	94,281	87,424
	$896,790	$837,683
LIABILITIES AND EQUITY
Deposits (Note 7)
Personal	$228,909	$213,932
Business and government	378,363	344,388
Bank	23,271	20,246
Secured borrowings	47,914	42,592
	678,457	621,158
Obligations related to securities sold short	20,179	22,790
Cash collateral on securities lent	3,299	2,463
Obligations related to securities sold under repurchase agreements	63,692	71,880
Other
Derivative instruments	39,439	32,101
Acceptances	11,685	10,961
Deferred tax liabilities	104	38
Other liabilities	24,752	24,923
	75,980	68,023
Subordinated indebtedness (Note 8)	6,359	5,539
Equity
Preferred shares and other equity instruments	4,325	4,325
Common shares (Note 9)	14,643	14,351
Contributed surplus	107	110
Retained earnings	28,439	25,793
Accumulated other comprehensive income (AOCI)	1,115	1,069
Total shareholders’ equity	48,629	45,648
Non-controlling interests	195	182
Total equity	48,824	45,830
	$896,790	$837,683
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2022	57

Consolidated statement of income

	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars, except as noted	2022 Jul. 31	2022 Apr. 30	2021 Jul. 31	2022 Jul. 31	2021 Jul. 31
Interest income (Note 14) (1)
Loans	$4,449	$3,413	$3,042	$11,068	$9,047
Securities	884	666	516	2,179	1,614
Securities borrowed or purchased under resale agreements	308	120	75	506	244
Deposits with banks	159	47	27	234	99
	5,800	4,246	3,660	13,987	11,004
Interest expense (Note 1 4 )
Deposits	2,123	949	618	3,710	2,039
Securities sold short	103	88	57	259	175
Securities lent or sold under repurchase agreements	252	73	40	379	166
Subordinated indebtedness	55	35	30	119	93
Other	31	13	22	64	52
	2,564	1,158	767	4,531	2,525
Net interest income	3,236	3,088	2,893	9,456	8,479
Non-interest income
Underwriting and advisory fees	120	146	197	414	562
Deposit and payment fees	222	223	199	659	581
Credit fees	324	309	292	955	857
Card fees	98	102	108	335	335
Investment management and custodial fees	435	452	417	1,332	1,180
Mutual fund fees	430	449	452	1,358	1,303
Insurance fees, net of claims	94	83	93	271	271
Commissions on securities transactions	87	106	102	299	325
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net	318	286	134	863	525
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	6	16	10	41	68
Foreign exchange other than trading (FXOTT)	76	68	79	217	226
Income from equity-accounted associates and joint ventures	11	14	12	38	44
Other	114	34	68	207	195
	2,335	2,288	2,163	6,989	6,472
Total revenue	5,571	5,376	5,056	16,445	14,951
Provision for (reversal of) credit losses (Note 6)	243	303	(99)	621	80
Non-interest expenses
Employee compensation and benefits	1,767	1,746	1,619	5,260	4,781
Occupancy costs	192	204	202	600	589
Computer, software and office equipment	606	563	504	1,699	1,478
Communications	90	93	76	263	242
Advertising and business development	90	80	55	233	150
Professional fees	76	84	78	231	182
Business and capital taxes	30	28	25	90	83
Other	332	316	359	944	895
	3,183	3,114	2,918	9,320	8,400
Income before income taxes	2,145	1,959	2,237	6,504	6,471
Income taxes	479	436	507	1,446	1,465
Net income	$1,666	$1,523	$1,730	$5,058	$5,006
Net income attributable to non-controlling interests	$6	$5	$5	$16	$13
Preferred shareholders and other equity instrument holders	$46	$47	$30	$134	$111
Common shareholders	1,614	1,471	1,695	4,908	4,882
Net income attributable to equity shareholders	$1,660	$1,518	$1,725	$5,042	$4,993
Earnings per share (in dollars) (Note 12) (2)
Basic	$1.79	$1.63	$1.88	$5.44	$5.44
Diluted	1.78	1.62	1.88	5.42	5.43
Dividends per common share (in dollars) (2)	0.830	0.805	0.730	2.440	2.190

(1)
Interest income included $5.2 billion for the quarter ended July 31, 2022 (April 30, 2022: $3.8 billion; July 31, 2021: $3.3 billion) and $12.4 billion for the nine months ended July 31, 2022 (July 31, 2021: $9.8 billion) calculated based on the effective interest rate method.

(2)
On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

58	CIBC THIRD QUARTER 2022

Consolidated statement of comprehensive income
	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars	2022 Jul. 31	2022 Apr. 30	2021 Jul. 31	2022 Jul. 31	2021 Jul. 31
Net income	$1,666	$1,523	$1,730	$5,058	$5,006
Other comprehensive income (loss) (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	(136)	437	546	1,352	(2,309)
Net gains (losses) on hedges of investments in foreign operations	81	(245)	(318)	(780)	1,323
	(55)	192	228	572	(986)
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	(104)	(404)	(1)	(677)	(17)
Net (gains) losses reclassified to net income	(5)	(11)	(9)	(30)	(51)
	(109)	(415)	(10)	(707)	(68)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(121)	(749)	211	(863)	365
Net (gains) losses reclassified to net income	248	326	(161)	502	(347)
	127	(423)	50	(361)	18
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(32)	322	137	396	663
Net gains (losses) due to fair value change of fair value option (FVO) liabilities attributable to changes in credit risk	75	108	10	222	(5)
Net gains (losses) on equity securities designated at FVOCI	(84)	35	25	(30)	70
	(41)	465	172	588	728
Total OCI (1)	(78)	(181)	440	92	(308)
Comprehensive income	$1,588	$1,342	$2,170	$5,150	$4,698
Comprehensive income (loss) attributable to non-controlling interests	$6	$5	$5	$16	$13
Preferred shareholders and other equity instrument holders	$46	$47	$30	$134	$111
Common shareholders	1,536	1,290	2,135	5,000	4,574
Comprehensive income attributable to equity shareholders	$1,582	$1,337	$2,165	$5,134	$4,685
(1)  Includes $43 million of losses for the quarter ended July 31, 2022 (April 30, 2022: $100 million of losses; July 31, 2021: $3 million of losses), and $170 million of losses for the nine months ended July 31, 2022 (July 31, 2021: $34 million of losses), relating to our investments in equity-accounted associates and joint ventures.

	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars	2022 Jul. 31	2022 Apr. 30	2021 Jul. 31	2022 Jul. 31	2021 Jul. 31
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$5	$(15)	$(19)	$(45)	$34
Net gains (losses) on hedges of investments in foreign operations	(5)	14	18	49	(43)
	–	(1)	(1)	4	(9)
Net change in debt securities measured at FVOCI
Net gains (losses) on securities measured at FVOCI	12	99	(3)	145	(16)
Net (gains) losses reclassified to net income	2	4	3	11	18
	14	103	–	156	2
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	43	269	(75)	308	(130)
Net (gains) losses reclassified to net income	(88)	(117)	57	(179)	123
	(45)	152	(18)	129	(7)
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	12	(115)	(49)	(141)	(237)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	(27)	(38)	(3)	(79)	2
Net gains (losses) on equity securities designated at FVOCI	28	(13)	(9)	7	(24)
	13	(166)	(61)	(213)	(259)
	$(18)	$88	$(80)	$76	$(273)
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2022	59

Consolidated statement of changes in equity

	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars	2022 Jul. 31	2022 Apr. 30	2021 Jul. 31	2022 Jul. 31	2021 Jul. 31
Preferred shares and other equity instruments
Balance at beginning of period	$4,325	$4,325	$3,575	$4,325	$3,575
Issue of preferred shares and limited recourse capital notes	800	–	–	800	–
Redemption of preferred shares	(800)	–	–	(800)	–
Balance at end of period	$4,325	$4,325	$3,575	$4,325	$3,575
Common shares (Note 9)
Balance at beginning of period	$14,545	$14,457	$14,130	$14,351	$13,908
Issue of common shares	95	90	124	320	359
Purchase of common shares for cancellation	–	–	–	(29)	–
Treasury shares	3	(2)	(2)	1	(15)
Balance at end of period	$14,643	$14,545	$14,252	$14,643	$14,252
Contributed surplus
Balance at beginning of period	$115	$116	$119	$110	$117
Compensation expense arising from equity-settled share-based awards	3	3	3	15	17
Exercise of stock options and settlement of other equity-settled share-based awards	(11)	(2)	(6)	(19)	(29)
Other (1)	–	(2)	1	1	12
Balance at end of period	$107	$115	$117	$107	$117
Retained earnings
Balance at beginning of period	$27,567	$26,807	$24,003	$25,793	$22,119
Net income attributable to equity shareholders	1,660	1,518	1,725	5,042	4,993
Dividends and distributions
Preferred and other equity instruments	(46)	(47)	(30)	(134)	(111)
Common	(750)	(726)	(657)	(2,202)	(1,965)
Premium on purchase of common shares for cancellation	–	–	–	(105)	–
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	9	15	14	46	18
Other	(1)	–	–	(1)	1
Balance at end of period	$28,439	$27,567	$25,055	$28,439	$25,055
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$685	$493	$(41)	$58	$1,173
Net change in foreign currency translation adjustments	(55)	192	228	572	(986)
Balance at end of period	$630	$685	$187	$630	$187
Net gains (losses) on debt securities measured at FVOCI
Balance at beginning of period	$(405)	$10	$251	$193	$309
Net change in securities measured at FVOCI	(109)	(415)	(10)	(707)	(68)
Balance at end of period	$(514)	$(405)	$241	$(514)	$241
Net gains (losses) on cash flow hedges
Balance at beginning of period	$(351)	$72	$242	$137	$274
Net change in cash flow hedges	127	(423)	50	(361)	18
Balance at end of period	$(224)	$(351)	$292	$(224)	$292
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$1,062	$740	$243	$634	$(283)
Net change in post-employment defined benefit plans	(32)	322	137	396	663
Balance at end of period	$1,030	$1,062	$380	$1,030	$380
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$119	$11	$(55)	$(28)	$(40)
Net change attributable to changes in credit risk	75	108	10	222	(5)
Balance at end of period	$194	$119	$(45)	$194	$(45)
Net gains (losses) on equity securities designated at FVOCI
Balance at beginning of period	$92	$72	$43	$75	$2
Net gains (losses) on equity securities designated at FVOCI	(84)	35	25	(30)	70
Realized (gains) losses on equity securities designated at FVOCI reclassified to retained earnings	(9)	(15)	(14)	(46)	(18)
Balance at end of period	$(1)	$92	$54	$(1)	$54
Total AOCI, net of income tax	$1,115	$1,202	$1,109	$1,115	$1,109
Non-controlling interests
Balance at beginning of period	$193	$189	$170	$182	$181
Net income attributable to non-controlling interests	6	5	5	16	13
Dividends	(2)	(2)	(1)	(6)	(3)
Other	(2)	1	3	3	(14)
Balance at end of period	$195	$193	$177	$195	$177
Equityat end of period	$48,824	$47,947	$44,285	$48,824	$44,285
(1)	Includes the portion of the estimated tax benefit related to employee stock options that is incremental to the amount recognized in the interim consolidated statement of income.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

60	CIBC THIRD QUARTER 2022

Consolidated statement of cash flows
	For the three months ended			For the nine months ended
Unaudited, millions of Canadian dollars	2022 Jul. 31	2022 Apr. 30	2021 Jul. 31	2022 Jul. 31	2021 Jul. 31
Cash flows provided by (used in) operating activities
Net income	$1,666	$1,523	$1,730	$5,058	$5,006
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for (reversal of) credit losses	243	303	(99)	621	80
Amortization and impairment (1)	260	256	244	769	730
Stock options and restricted shares expense	3	3	3	15	17
Deferred income taxes	(31)	9	(44)	72	(30)
Losses (gains) from debt securities measured at FVOCI and amortized cost	(6)	(16)	(10)	(41)	(68)
Net losses (gains) on disposal of property and equipment	(9)	(1)	–	(9)	–
Other non-cash items, net	(278)	45	(55)	(340)	457
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	7,868	(7,161)	211	3,040	(1,075)
Loans, net of repayments	(14,320)	(16,373)	(17,188)	(51,812)	(32,421)
Deposits, net of withdrawals	9,169	17,692	25,466	54,323	28,573
Obligations related to securities sold short	1,209	(4,302)	1,546	(2,611)	5,852
Accrued interest receivable	(188)	(380)	77	(427)	216
Accrued interest payable	222	210	(249)	389	(533)
Derivative assets	10,382	(13,569)	973	(333)	(1,626)
Derivative liabilities	(5,515)	15,947	(4,855)	7,631	(1,215)
Securities measured at FVTPL	(3,061)	12,680	791	1,231	(9,361)
Other assets and liabilities measured/designated at FVTPL	3,438	2,267	(2,364)	7,231	1,196
Current income taxes	69	(194)	290	(980)	506
Cash collateral on securities lent	205	808	406	836	1,787
Obligations related to securities sold under repurchase agreements	(3,131)	(2,897)	1,752	(9,553)	(3,781)
Cash collateral on securities borrowed	(654)	(527)	(1,723)	(2,909)	(4,749)
Securities purchased under resale agreements	4,154	2,553	196	7,437	2,685
Other, net	(3,747)	(2,001)	136	(5,788)	(3,882)
	7,948	6,875	7,234	13,850	(11,636)
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	–	1,000	–	1,000	1,000
Redemption/repurchase/maturity of subordinated indebtedness	–	–	–	–	(1,008)
Issue of limited recourse capital notes, net of issuance cost	798	–	–	798	–
Redemption of preferred shares	(800)	–	–	(800)	–
Issue of common shares for cash	44	51	86	188	233
Purchase of common shares for cancellation	–	–	–	(134)	–
Net sale (purchase) of treasury shares	3	(2)	(2)	1	(15)
Dividends and distributions paid	(755)	(736)	(655)	(2,222)	(1,979)
Repayment of lease liabilities	(81)	(83)	(75)	(240)	(223)
	(791)	230	(646)	(1,409)	(1,992)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost	(13,782)	(16,756)	(12,641)	(54,265)	(34,647)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost	4,679	4,668	3,978	16,885	18,169
Proceeds from maturity of debt securities measured at FVOCI and amortized cost	7,410	5,784	5,555	20,019	17,532
Acquisition of Canadian Costco credit card portfolio (Note 4)	–	(3,078)	–	(3,078)	–
Net sale (purchase) of property, equipment and software	(272)	(244)	(210)	(717)	(569)
	(1,965)	(9,626)	(3,318)	(21,156)	485
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(10)	30	40	92	(154)
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	5,182	(2,491)	3,310	(8,623)	(13,297)
Cash and non-interest-bearing deposits with banks at beginning of period	20,768	23,259	26,924	34,573	43,531
Cash and non-interest-bearing deposits with banks at end of period (2)	$25,950	$20,768	$30,234	$25,950	$30,234
Cash interest paid	$2,342	$948	$1,016	$4,142	$3,058
Cash interest received	5,349	3,607	3,545	12,752	10,527
Cash dividends received	263	259	192	808	693
Cash income taxes paid	441	621	261	2,354	989
(1)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets, and goodwill.
(2)	Includes restricted cash of $482 million (April 30, 2022: $481 million; July 31, 2021: $498 million) and interest-bearing demand deposits with Bank of Canada.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC THIRD QUARTER 2022	61

Notes to the interim consolidated financial statements
(Unaudited)
The interim consolidated

financial statements of CIBC are prepared in accordance with Section 308(4) of the
Bank Act
(Canada), which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.
These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2021.
All amounts in these interim consolidated financial statements are presented in millions of Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on August 24, 2022.
Note 1.    Changes in accounting policies
Future accounting policy changes
For details on future accounting policy changes, refer to Note 32 to the consolidated financial statements included in our 2021 Annual Report. We are continuing to evaluate the impact of standards that are effective for us after fiscal 2022.
Note 2.    Significant estimates and assumptions
As disclosed in our 2021 Annual Report, the preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, allowance for credit losses, the evaluation of whether to consolidate structured entities, asset impairment, income taxes, provisions and contingent liabilities, post-employment and other long-term benefit plan assumptions and valuation of self-managed loyalty points programs.
We continue to operate in an uncertain macroeconomic environment which gives rise to heightened uncertainty as it relates to accounting estimates and assumptions and increases the need to apply judgment in evaluating the economic and market environment and its impact on significant estimates. This particularly impacts estimates and assumptions relating to the allowance for credit losses.
While improvements in our economic outlook resulted in a moderate reduction in our stage 1 and stage 2 performing expected credit losses (ECLs) during the three months ended January 31, 2022, a worsening of our economic outlook during the six months ended July 31, 2022 resulted in a moderate increase in our stage 1 and stage 2 performing ECLs. Significant judgment continued to be inherent in the forecasting of forward-looking information, including with regard to our base case assumptions that the increase in interest rates will result in only modest economic growth, global supply chain and inflationary challenges will ease, vaccination programs and other treatments will be able to effectively respond to the new and emerging variants, governments will respond to future waves of the virus with targeted health measures rather than broader economic closures, and that the war in Ukraine will not expand into a broader conflict. Changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and the period-over-period volatility of the provision for credit losses. Actual results could differ from these estimates and assumptions. See Note 6 to our consolidated financial statements in our 2021 Annual Report, and Note 6 to our interim consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance.

62	CIBC THIRD QUARTER 2022

Note 3.    Fair value measurement
Fair value of financial instruments

		Carrying value
$ millions, as at		Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2022	Financial assets
Jul. 31	Cash and deposits with banks	$44,449	$885	$–	$–	$45,334	$45,334	$–
	Securities	49,229	71,014	–	56,606	176,849	175,912	(937)
	Cash collateral on securities borrowed	15,277	–	–	–	15,277	15,277	–
	Securities purchased under resale agreements	55,420	4,715	–	–	60,135	60,135	–
	Loans
	Residential mortgages	267,436	7	–	–	267,443	262,853	(4,590)
	Personal	43,903	–	–	–	43,903	43,817	(86)
	Credit card	14,991	–	–	–	14,991	15,078	87
	Business and government	149,275	29,077	225	–	178,577	178,249	(328)
	Derivative instruments	–	36,284	–	–	36,284	36,284	–
	Customers’ liability under acceptances	11,681	–	–	–	11,681	11,681	–
	Other assets	24,016	–	–	–	24,016	24,016	–
	Financial liabilities
	Deposits
	Personal	$217,765	$–	$11,144	$–	$228,909	$228,324	$(585)
	Business and government	365,665	–	12,698	–	378,363	378,346	(17)
	Bank	23,271	–	–	–	23,271	23,271	–
	Secured borrowings	46,404	–	1,510	–	47,914	47,733	(181)
	Derivative instruments	–	39,439	–	–	39,439	39,439	–
	Acceptances	11,685	–	–	–	11,685	11,685	–
	Obligations related to securities sold short	–	20,179	–	–	20,179	20,179	–
	Cash collateral on securities lent	3,299	–	–	–	3,299	3,299	–
	Obligations related to securities sold under repurchase agreements	59,851	–	3,841	–	63,692	63,692	–
	Other liabilities	17,186	104	5	–	17,295	17,295	–
	Subordinated indebtedness	6,359	–	–	–	6,359	6,438	79
2021	Financial assets
Oct. 31	Cash and deposits with banks	$56,701	$296	$–	$–	$56,997	$56,997	$–
	Securities	35,159	72,192	53	53,997	161,401	161,712	311
	Cash collateral on securities borrowed	12,368	–	–	–	12,368	12,368	–
	Securities purchased under resale agreements	60,482	7,090	–	–	67,572	67,572	–
	Loans
	Residential mortgages	251,230	16	–	–	251,246	249,786	(1,460)
	Personal	41,129	–	–	–	41,129	41,114	(15)
	Credit card	10,509	–	–	–	10,509	10,509	–
	Business and government	123,054	25,651	332	–	149,037	148,960	(77)
	Derivative instruments	–	35,912	–	–	35,912	35,912	–
	Customers’ liability under acceptances	10,958	–	–	–	10,958	10,958	–
	Other assets	21,054	–	–	–	21,054	21,054	–
	Financial liabilities
	Deposits
	Personal	$205,461	$–	$8,471	$–	$213,932	$213,949	$17
	Business and government	334,632	–	9,756	–	344,388	345,533	1,145
	Bank	20,246	–	–	–	20,246	20,246	–
	Secured borrowings	41,539	–	1,053	–	42,592	42,838	246
	Derivative instruments	–	32,101	–	–	32,101	32,101	–
	Acceptances	10,961	–	–	–	10,961	10,961	–
	Obligations related to securities sold short	–	22,790	–	–	22,790	22,790	–
	Cash collateral on securities lent	2,463	–	–	–	2,463	2,463	–
	Obligations related to securities sold under repurchase agreements	67,905	–	3,975	–	71,880	71,880	–
	Other liabilities	16,854	113	51	–	17,018	17,018	–
	Subordinated indebtedness	5,539	–	–	–	5,539	5,820	281

CIBC THIRD QUARTER 2022	63

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments, that are carried at fair value on the interim consolidated balance sheet, are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2022 Jul. 31	2021 Oct. 31	2022 Jul. 31	2021 Oct. 31	2022 Jul. 31	2021 Oct. 31	2022 Jul. 31	2021 Oct. 31
Financial assets
Deposits with banks	$–	$–	$885	$296	$–	$–	$885	$296
Debt securities mandatorily measured and designated at FVTPL
Government issued or guaranteed	4,937	3,015	24,711 (1)	24,737 (1)	–	–	29,648	27,752
Corporate debt	–	–	3,574	3,997	2	2	3,576	3,999
Mortgage- and asset-backed	–	–	2,998 (2)	2,235 (2)	147	55	3,145	2,290
	4,937	3,015	31,283	30,969	149	57	36,369	34,041
Loans mandatorily measured at FVTPL
Business and government	–	–	28,652	24,945	650 (3)	1,038 (3)	29,302	25,983
Residential mortgages	–	–	7	16	–	–	7	16
	–	–	28,659	24,961	650	1,038	29,309	25,999
Debt securities measured at FVOCI
Government issued or guaranteed	3,402	5,309	44,212	38,122	–	–	47,614	43,431
Corporate debt	–	–	6,647	7,833	–	–	6,647	7,833
Mortgage- and asset-backed	–	–	1,819	1,897	–	–	1,819	1,897
	3,402	5,309	52,678	47,852	–	–	56,080	53,161
Corporate equity mandatorily measured at FVTPL and designated at FVOCI (4)	33,949	38,106	768	538	454	396	35,171	39,040
Securities purchased under resale agreements measured at FVTPL	–	–	4,715	7,090	–	–	4,715	7,090
Derivative instruments
Interest rate	17	3	6,960	8,948	16	35	6,993	8,986
Foreign exchange	–	–	12,045	11,707	–	–	12,045	11,707
Credit	–	–	11	4	43	49	54	53
Equity	2,697	4,650	1,780	1,877	4	13	4,481	6,540
Precious metal	–	–	168	132	–	–	168	132
Other commodity	119	343	12,424	8,151	–	–	12,543	8,494
	2,833	4,996	33,388	30,819	63	97	36,284	35,912
Total financial assets	$45,121	$51,426	$152,376	$142,525	$1,316	$1,588	$198,813	$195,539
Financial liabilities
Deposits and other liabilities (5)	$–	$–	$(24,971)	$(18,702)	$(490)	$(742)	$(25,461)	$(19,444)
Obligations related to securities sold short	(5,301)	(11,226)	(14,878)	(11,564)	–	–	(20,179)	(22,790)
Obligations related to securities sold under repurchase agreements	–	–	(3,841)	(3,975)	–	–	(3,841)	(3,975)
Derivative instruments
Interest rate	(7)	–	(9,665)	(8,426)	(556)	(136)	(10,228)	(8,562)
Foreign exchange	–	–	(16,339)	(11,039)	–	–	(16,339)	(11,039)
Credit	–	–	(24)	(50)	(47)	(54)	(71)	(104)
Equity	(3,083)	(3,422)	(3,171)	(5,280)	(3)	(77)	(6,257)	(8,779)
Precious metal	–	–	(344)	(147)	–	–	(344)	(147)
Other commodity	(565)	(1,122)	(5,635)	(2,348)	–	–	(6,200)	(3,470)
	(3,655)	(4,544)	(35,178)	(27,290)	(606)	(267)	(39,439)	(32,101)
Total financial liabilities	$(8,956)	$(15,770)	$(78,868)	$(61,531)	$(1,096)	$(1,009)	$(88,920)	$(78,310)

(1)	Includes nil related to securities designated at FVTPL (October 31, 2021: $49 million).
(2)	Includes nil related to asset-backed securities designated at FVTPL (October 31, 2021: $4 million).
(3)	Includes $225 million related to loans designated at FVTPL (October 31, 2021: $332 million).
(4)	Certain information has been reclassified to conform to the current period presentation.
(5)
Comprises deposits designated at FVTPL of $24,895

million (October 31, 2021: $18,530

million), net bifurcated embedded derivative liabilities of $
457

million (October 31, 2021: $750

million), other liabilities designated at FVTPL of $5

million (October 31, 2021: $51

million), and other financial liabilities measured at fair value of $104 million (October 31, 2021: $113

million).

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the quarter in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the quarter ended July 31, 2022, we transferred $402 million of securities mandatorily measured at FVTPL from Level 1 to Level 2,
and
$1,784 million of securities sold short from Level 1 to Level 2, due to changes in observability in the inputs used to value these securities and derivatives (for the quarter ended April 30, 2022, $736 million of securities mandatorily measured at FVTPL from Level 1 to Level 2, $176 million of securities sold short from Level 1 to Level 2, and no transfers from Level 2 to Level 1, due to changes in observability in the inputs used to value these securities and derivatives; for the quarter ended July 31, 2021, $82 million of securities mandatorily measured at FVTPL from Level 1 to Level 2 and no transfer from Level 2 to Level 1, and $4,473 million of securities sold short from Level 1 to Level 2 and no transfer from Level 2 to Level 1, due to changes in observability in the inputs used to value these securities). In addition, transfers between Level 2 and Level 3 were made during the quarters ended July 31, 2022, April 30, 2022, and July 31, 2021, primarily due to changes in the assessment of the observability of certain correlation and market volatility inputs that were used in measuring the fair value of our FVO liabilities and derivatives.
The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

64	CIBC THIRD QUARTER 2022

		Net gains (losses) included in income (1)
$ millions, for the three months ended	Opening balance	Realized (2)	Unrealized	(2)(3)	Net unrealized gains (losses) included in OCI (4)	Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances		Sales/ Settlements	Closing balance
Jul. 31, 2022
Debt securities mandatorily measured and designated at FVTPL
Corporate debt	$2	$–	$–		$–	$–	$–	$–		$–	$2
Mortgage- and asset-backed	110	–	–		–	–	–	37		–	147
Loans mandatorily measured at FVTPL
Business and government	570	–	1		(2)	–	–	–		81	650
Corporate equity mandatorily measured at FVTPL and designated at FVOCI (5)	481	7	43		(100)	–	–	38		(15)	454
Derivative instruments
Interest rate	17	–	(1)		–	–	–	–		–	16
Credit	42	–	1		–	–	–	–		–	43
Equity	2	–	–		–	2	–	–		–	4
Total assets	$1,224	$7	$44		$(102)	$2	$–	$75		$66	$1,316
Deposits and other liabilities (6)	$(694)	$(20)	$69		$–	$–	$–	$(5)		$160	$(490)
Derivative instruments
Interest rate	(744)	–	188		–	–	25	–		(25)	(556)
Credit	(47)	–	–		–	–	–	–		–	(47)
Equity	(1)	–	(1)		–	(1)	1	(1)		–	(3)

Total liabilities	$(1,486)	$(20)	$256		$–	$(1)	$26	$(6)		$135	$(1,096)
Apr. 30, 2022
Debt securities mandatorily measured and designated at FVTPL
Corporate debt	$2	$–	$–		$–	$–	$–	$–		$–	$2
Mortgage- and asset-backed	86	–	–		–	–	–	61		(37)	110
Loans mandatorily measured at FVTPL
Business and government	640	–	(7)		6	–	–	–		(69)	570
Corporate equity mandatorily measured at FVTPL and designated at FVOCI (5)	454	–	–		31	–	–	18		(22)	481
Derivative instruments
Interest rate	25	–	(8)		–	–	–	–		–	17
Credit	43	(2)	1		–	–	–	–		–	42
Equity	16	1	(1)		–	–	(13)	1		(2)	2
Total assets	$1,266	$(1)	$(15)		$37	$–	$(13)	$80		$(130)	$1,224
Deposits and other liabilities (6)	$(811)	$(15)	$38		$–	$–	$1	$(85)		$178	$(694)
Derivative instruments
Interest rate	(213)	–	(522)		–	–	–	–		(9)	(744)
Credit	(48)	2	(1)		–	–	–	–		–	(47)
Equity	(16)	–	–		–	–	13	(1)		3	(1)
Total liabilities	$(1,088)	$(13)	$(485)		$–	$–	$14	$(86)		$172	$(1,486)
Jul. 31, 2021
Debt securities mandatorily measured and designated at FVTPL
Corporate debt	$–	$–	$–		$–	$–	$–	$2		$–	$2
Mortgage- and asset-backed	144	–	–		–	–	–	–		(12)	132
Loans mandatorily measured at FVTPL
Business and government	996	–	1		15	–	–	53		(21)	1,044
Corporate equity mandatorily measured at FVTPL and designated at FVOCI (5)	295	–	–		24	–	–	84		(29)	374
Derivative instruments
Interest rate	38	–	11		–	–	–	2		(17)	34
Foreign exchange	8	–	–		–	–	(8)	–		–	–
Credit	57	(1)	2		–	–	–	–		–	58
Equity	66	– (7)	23	(7)	–	–	(9)	17		6	103
Total assets	$1,604	$(1)	$37		$39	$–	$(17)	$158		$(73)	$1,747
Deposits and other liabilities (6)	$(601)	$12	$(184)		$–	$–	$9	$(7)		$119	$(652)
Derivative instruments
Interest rate	(218)	–	134	(7)	–	–	9	–	(7)	(12)	(87)
Credit	(62)	1	(2)		–	–	–	–		–	(63)
Equity	(184)	– (7)	(46	) (7)	–	–	1	(24)		20	(233)
Total liabilities	$(1,065)	$13	$(98	) (7)	$–	$–	$19	$(31	) (7)	$127	$(1,035)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(3)	Comprises unrealized gains and losses relating to the assets and liabilities held at the end of the reporting period.
(4)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(5)	Certain information has been reclassified to conform to the current period presentation.
(6)
Includes deposits designated at FVTPL of $108 million (April 30, 2022: $107 million; July 31, 2021: $95 million), net bifurcated embedded derivative liabilities of $376 million (April 30, 2022: $488 million; July 31, 2021: $550 million) and other liabilities designated at FVTPL of $6 million (April 30, 2022: $99 million; July 31, 2021: $7 million).

(7)	Restated from amounts previously presented to conform to the current period presentation.

CIBC THIRD QUARTER 2022	65

		Net gains (losses) included in income (1)
$ millions, for the nine months ended	Opening balance	Realized	(2)	Unrealized	(2)(3)	Net unrealized gains (losses) included in OCI (4)	Transfer in to Level 3	Transfer out of Level 3	Purchases/ Issuances		Sales/ Settlements	Closing balance
Jul. 31, 2022
Debt securities mandatorily measured and designated at FVTPL
Corporate debt	$2	$–		$–		$–	$–	$–	$–		$–	$2
Mortgage- and asset-backed	55	–		–		–	–	–	130		(38)	147
Loans mandatorily measured at FVTPL
Business and government	1,038	–		(9)		21	–	–	–		(400)	650
Corporate equity mandatorily measured at FVTPL and designated at FVOCI (5)	396	7		43		(22)	–	–	83		(53)	454
Derivative instruments
Interest rate	35	–		(20)		–	–	–	–		1	16
Credit	49	(7)		1		–	–	–	–		–	43
Equity	13	1		(2)		–	1	(8)	1		(2)	4
Total assets	$1,588	$1		$13		$(1)	$1	$(8)	$214		$(492)	$1,316
Deposits and other liabilities (6)	$(742)	$(73)		$(12)		$–	$–	$2	$(110)		$445	$(490)
Derivative instruments
Interest rate	(136)	–		(416)		–	–	27	–		(31)	(556)
Credit	(54)	7		–		–	–	–	–		–	(47)
Equity	(77)	–		(1)		–	(1)	67	–		9	(3)
Total liabilities	$(1,009)	$(66)		$(429)		$–	$(1)	$96	$(110)		$423	$(1,096)
Jul. 31, 2021
Debt securities mandatorily measured and designated at FVTPL
Corporate debt	$25	$–		$13		$–	$–	$–	$2		$(38)	$2
Mortgage- and asset-backed	135	–		–		–	–	–	44		(47)	132
Loans mandatorily measured at FVTPL
Business and government	626	–		–		(43)	–	–	511		(50)	1,044
Corporate equity mandatorily measured at FVTPL and designated at FVOCI (5)	256	–		(3)		60	–	–	134		(73)	374
Derivative instruments
Interest rate	48	–		(1)		–	–	–	3		(16)	34
Foreign exchange	–	–		16		–	(8)	(8)	–		–	–
Credit	98	(13)		(27)		–	–	–	–		–	58
Equity	212	30	(7)	8	(7)	–	–	(10)	23		(160)	103
Total assets	$1,400	$17		$6		$17	$(8)	$(18)	$717		$(384)	$1,747
Deposits and other liabilities (6)	$4	$(260	) (7)	$(550	) (7)	$–	$(15)	$1	$(47)		$215	$(652)
Derivative instruments
Interest rate	(28)	–		(31	) (7)	–	–	9	(29	) (7)	(8)	(87)
Credit	(107)	13		34		–	–	–	–		(3)	(63)
Equity	(163)	(109	) (7)	(43	) (7)	–	–	9	(39)		112	(233)
Total liabilities	$(294)	$(356)		$(590	) (7)	$–	$(15)	$19	$(115	) (7)	$316	$(1,035)
(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(3)	Comprises unrealized gains and losses relating to the assets and liabilities held at the end of the reporting period.
(4)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations and denominated in the same currency as the foreign operations is included in OCI.
(5)	Certain information has been reclassified to conform to the current period presentation.
(6)
Includes deposits designated at FVTPL of $108 million (July 31, 2021: $95 million), net bifurcated embedded derivative liabilities of $376 million (
July 31, 2021
: $550 million) and other liabilities designated at FVTPL of $6 million (July 31, 2021
: $7 million).

(7)	Restated from amounts previously presented to conform to the current period presentation.
Financial instruments designated at FVTPL (FVO)
A net gain of $24 million, net of hedges for the three months ended July 31, 2022 (a net gain of $4 million and a net gain of $5 million for the three months ended April 30, 2022 and July 31, 2021, respectively), which is included in the interim consolidated statement of income under Gains (losses) from financial instruments measured/designated at FVTPL, net was recognized for FVO assets and FVO liabilities. A net gain of $53 million, net of hedges for the nine months ended July 31, 2022 was realized for FVO assets and FVO liabilities (a net gain of $38 million for the nine months ended July 31, 2021).
The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI.

66	CIBC THIRD QUARTER 2022

Note 4.    Significant transactions
Sale of certain banking assets in the Caribbean
On February 25, 2022, FirstCaribbean International Bank Limited (CIBC FirstCaribbean) completed the sale of its banking assets in Aruba upon the satisfaction of the closing conditions. The proposed sales of banking assets in St. Vincent and St. Kitts received regulatory approval in the third quarter of 2022 and are expected to close by the third quarter of 2023, subject to the satisfaction of closing conditions. The impacts upon the closing of these transactions are not expected to be material.
Acquisition of Canadian Costco credit card portfolio
On March 4, 2022, we completed the acquisition of the Canadian Costco credit card portfolio, which had an outstanding balance of $2.9 billion, for cash consideration of $3.1 billion. We have also entered into a long-term agreement under which we have become the exclusive issuer of Costco-branded Mastercard credit cards in Canada. The combined transaction was accounted for as an asset acquisition and included in our Canadian Personal and Business Banking strategic business unit (SBU). On the acquisition date, we recognized credit card receivables at their fair value of $2.8 billion and an intangible asset for the purchased credit card relationships at its fair value of $242 million. The purchase price remains subject to refinement as the purchase consideration is finalized.
Note 5.    Securities
Securities

$ millions, as at	2022 Jul. 31	2021 Oct. 31
	Carrying amount
Securities measured and designated at FVOCI (1)	$56,606	$53,997
Securities measured at amortized cost (2)	49,229	35,159
Securities mandatorily measured and designated at FVTPL	71,014	72,245
	$176,849	$161,401
(1)	Certain information has been reclassified to conform to the current period presentation.
(2)	There were no sales of securities measured at amortized cost during the quarter (October 31, 2021: a realized gain of less than $1 million).
Fair value of debt securities measured and equity securities designated at FVOCI

$ millions, as at					2022 Jul. 31					2021 Oct. 31
	Amortized cost	(1)	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	(1)	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$10,430		$7	$(23)	$10,414	$8,310		$31	$ (1)	$8,340
Other Canadian governments	18,753		32	(66)	18,719	14,007		182	–	14,189
U.S. Treasury and agencies	11,935		8	(317)	11,626	14,157		23	(53)	14,127
Other foreign governments	6,859		20	(24)	6,855	6,750		30	(5)	6,775
Mortgage-backed securities	1,214		2	(9)	1,207	1,516		29	–	1,545
Asset-backed securities	638		–	(26)	612	354		–	(2)	352
Corporate debt	6,691		2	(46)	6,647	7,820		15	(2)	7,833
	56,520		71	(511)	56,080	52,914		310	(63)	53,161
Corporate equity (2)(3)	524		39	(37)	526	730		144	(38)	836
	$57,044		$110	$(548)	$56,606	$53,644		$454	$ (101)	$53,997
(1)	Net of allowance for credit losses for debt securities measured at FVOCI of $23 million (October 31, 2021: $19 million).
(2)	Includes restricted stock.
(3)	Certain information has been reclassified to conform to the current period presentation.
The fair value of equity securities designated at FVOCI that were disposed of during the three months ended July 31, 2022 was $25 million ($26 million and $17 million for the three months ended April 30, 2022 and July 31, 2021, respectively) and $89 million for the nine months ended July 31, 2022 (July 31, 2021: $24 million).
Net realized cumulative after-tax gains resulting from dispositions of equity securities designated at FVOCI and return on capital distributions from limited partnerships designated at FVOCI of $9 million were reclassified from AOCI to retained earnings for the three months ended July 31, 2022 ($15 million and $14 million for the three months ended April 30, 2022 and July 31, 2021, respectively) and $46 million for the nine months ended July 31, 2022 (July 31, 2021: $18 million).
Dividend income recognized on equity securities designated at FVOCI that were still held as at July 31, 2022 was nil ($4 million and $1 million for the three months ended April 30, 2022 and July 31, 2021, respectively) and $7 million for the nine months ended July 31, 2022 (July 31, 2021: $3 million). Dividend income recognized on equity securities designated at FVOCI that were disposed of as at July 31, 2022 was nil (nil and nil for the three months ended April 30, 2022 and July 31, 2021, respectively) and nil for the nine months ended July 31, 2022 (July 31, 2021: nil).

CIBC THIRD QUARTER 2022	67

Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance for debt securities measured at FVOCI:

		Stage 1	Stage 2	Stage 3
$ millions, as at or for the three months ended		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total

2022	Debt securities measured at FVOCI
Jul. 31	Balance at beginning of period	$4	$18	$–	$22
	Provision for (reversal of) credit losses (1)	–	1	–	1
	Write-offs	–	–	–	–
	Foreign exchange and other	–	–	–	–
	Balance at end of period	$4	$19	$–	$23
2022	Debt securities measured at FVOCI
Apr. 30	Balance at beginning of period	$4	$19	$–	$23
	Provision for (reversal of) credit losses (1)	–	(1)	–	(1)
	Write-offs	–	–	–	–
	Foreign exchange and other	–	–	–	–
	Balance at end of period	$4	$18	$–	$22
2021	Debt securities measured at FVOCI
Jul. 31	Balance at beginning of period	$14	$4	$–	$18
	Provision for (reversal of) credit losses (1)	2	–	–	2
	Write-offs	–	–	–	–
	Foreign exchange and other	1	–	–	1
	Balance at end of period	$17	$4	$–	$21

$ millions, as at or for the nine months ended
2022	Debt securities measured at FVOCI
Jul. 31	Balance at beginning of period	$4	$15	$–	$19
	Provision for (reversal of) credit losses (1)	–	3	–	3
	Write-offs	–	–	–	–
	Foreign exchange and other	–	1	–	1
	Balance at end of period	$4	$19	$–	$23
2021	Debt securities measured at FVOCI
Jul. 31	Balance at beginning of period	$18	$4	$–	$22
	Provision for (reversal of) credit losses (1)	(1)	–	–	(1)
	Write-offs	–	–	–	–
	Foreign exchange and other	–	–	–	–
	Balance at end of period	$17	$4	$–	$21
(1)	Included in gains (losses) from debt securities measured at FVOCI and amortized cost, net on our interim consolidated statement of income.

68	CIBC THIRD QUARTER 2022

Note 6.    Loans
Allowance for credit losses
The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance:

$ millions, as at or for the three months ended	2022 Jul. 31
	Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages

Balance at beginning of period	$68	$72	$176	$316
Originations net of repayments and other derecognitions	5	–	(6)	(1)
Changes in model	–	–	–	–
Net remeasurement (1)	(34)	13	11	(10)
Transfers (1)
– to 12-month ECL	19	(17)	(2)	–
– to lifetime ECL performing	(3)	6	(3)	–
– to lifetime ECL credit-impaired	–	(4)	4	–
Provision for (reversal of) credit losses (2)	(13)	(2)	4	(11)
Write-offs	–	–	(17)	(17)
Recoveries	–	–	–	–
Interest income on impaired loans	–	–	(3)	(3)
Foreign exchange and other	–	–	(1)	(1)
Balance at end of period	$55	$70	$159	$284
Personal
Balance at beginning of period	$149	$567	$128	$844
Originations net of repayments and other derecognitions	10	(14)	(4)	(8)
Changes in model	–	19	–	19
Net remeasurement (1)	(61)	125	50	114
Transfers (1)
– to 12-month ECL	48	(47)	(1)	–
– to lifetime ECL performing	(9)	13	(4)	–
– to lifetime ECL credit-impaired	–	(24)	24	–
Provision for (reversal of) credit losses (2)	(12)	72	65	125
Write-offs	–	–	(80)	(80)
Recoveries	–	–	16	16
Interest income on impaired loans	–	–	(1)	(1)
Foreign exchange and other	–	–	–	–
Balance at end of period	$137	$639	$128	$904
Credit card
Balance at beginning of period	$193	$550	$–	$743
Originations net of repayments and other derecognitions	6	(7)	–	(1)
Changes in model	–	–	–	–
Net remeasurement (1)	(156)	212	43	99
Transfers (1)
– to 12-month ECL	119	(119)	–	–
– to lifetime ECL performing	(16)	16	–	–
– to lifetime ECL credit-impaired	–	(33)	33	–
Provision for (reversal of) credit losses (2)	(47)	69	76	98
Write-offs	–	–	(104)	(104)
Recoveries	–	–	28	28
Interest income on impaired loans	–	–	–	–
Foreign exchange and other	–	–	–	–
Balance at end of period	$146	$619	$–	$765
Business and government
Balance at beginning of period	$261	$414	$377	$1,052
Originations net of repayments and other derecognitions	7	(2)	(16)	(11)
Changes in model	–	–	–	–
Net remeasurement (1)	(31)	44	29	42
Transfers (1)
– to 12-month ECL	16	(13)	(3)	–
– to lifetime ECL performing	(12)	12	–	–
– to lifetime ECL credit-impaired	–	(1)	1	–
Provision for (reversal of) credit losses (2)	(20)	40	11	31
Write-offs	–	–	(41)	(41)
Recoveries	–	–	10	10
Interest income on impaired loans	–	–	(4)	(4)
Foreign exchange and other	(2)	–	3	1
Balance at end of period	$239	$454	$356	$1,049
Total ECL allowance (3)	$577	$1,782	$643	$3,002
Comprises:
Loans	$493	$1,687	$643	$2,823
Undrawn credit facilities and other off-balance sheet exposures (4)	84	95	–	179
(1)
Transfers represent stage movements of prior period ECL allowances to the current period stage classification. Net remeasurement represents the current period change in ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the period.

(2)
Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as Provision for (reversal of) credit losses on our interim consolidated statement of income.

(3)
See Note 5 for the ECL allowance on debt securities measured at FVOCI. The table above excludes the ECL allowance on debt securities classified at amortized cost of $13 million as at July 31, 2022 (April 30, 2022: $13 million; July 31, 2021: $15 million), $11 million of which was stage 3 ECL allowance on originated credit-impaired amortized cost debt securities (April 30, 2022: $11 million; July 31, 2021: $13 million). The ECL allowances for other financial assets classified at amortized cost were immaterial as at July 31, 2022, April 30, 2022 and July 31, 2021 and were excluded from the table above. Financial assets other than loans that are classified at amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(4)	Included in Other liabilities on our interim consolidated balance sheet.
(5)	Includes ECL allowances of $63 million recognized immediately after the acquisition of the Canadian Costco credit card portfolio on March 4, 2022.

CIBC THIRD QUARTER 2022	69

$ millions, as at or for the three months ended	2022 Apr. 30				2021 Jul. 31
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$64	$76	$163	$303	$60	$119	$171	$350
Originations net of repayments and other derecognitions	5	–	(6)	(1)	3	(3)	(9)	(9)
Changes in model	(4)	(1)	–	(5)	2	(10)	6	(2)
Net remeasurement (1)	(20)	18	42	40	(48)	11	3	(34)
Transfers (1)
– to 12-month ECL	25	(23)	(2)	–	39	(36)	(3)	–
– to lifetime ECL performing	(2)	4	(2)	–	(2)	6	(4)	–
– to lifetime ECL credit-impaired	–	(3)	3	–	–	(2)	2	–
Provision for (reversal of) credit losses (2)	4	(5)	35	34	(6)	(34)	(5)	(45)
Write-offs	–	–	(20)	(20)	–	–	(7)	(7)
Recoveries	–	–	–	–	–	–	–	–
Interest income on impaired loans	–	–	(4)	(4)	–	–	(4)	(4)
Foreign exchange and other	–	1	2	3	1	1	3	5
Balance at end of period	$68	$72	$176	$316	$55	$86	$158	$299
Personal
Balance at beginning of period	$147	$554	$113	$814	$155	$495	$115	$765
Originations net of repayments and other derecognitions	9	(11)	(2)	(4)	7	(7)	(3)	(3)
Changes in model	1	–	–	1	(4)	(1)	2	(3)
Net remeasurement (1)	(89)	121	45	77	(46)	130	41	125
Transfers (1)
– to 12-month ECL	91	(89)	(2)	–	61	(60)	(1)	–
– to lifetime ECL performing	(10)	15	(5)	–	(13)	16	(3)	–
– to lifetime ECL credit-impaired	–	(23)	23	–	–	(7)	7	–
Provision for (reversal of) credit losses (2)	2	13	59	74	5	71	43	119
Write-offs	–	–	(61)	(61)	–	–	(67)	(67)
Recoveries	–	–	18	18	–	–	19	19
Interest income on impaired loans	–	–	(1)	(1)	–	–	(1)	(1)
Foreign exchange and other	–	–	–	–	1	–	–	1
Balance at end of period	$149	$567	$128	$844	$161	$566	$109	$836
Credit card
Balance at beginning of period	$127	$510	$–	$637	$163	$451	$–	$614
Originations net of repayments and other derecognitions (5)	65	(10)	–	55	–	(12)	–	(12)
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (1)	(79)	159	40	120	(77)	63	17	3
Transfers (1)
– to 12-month ECL	98	(98)	–	–	83	(83)	–	–
– to lifetime ECL performing	(18)	18	–	–	(6)	6	–	–
– to lifetime ECL credit-impaired	–	(29)	29	–	–	(43)	43	–
Provision for (reversal of) credit losses (2)	66	40	69	175	–	(69)	60	(9)
Write-offs	–	–	(98)	(98)	–	–	(92)	(92)
Recoveries	–	–	29	29	–	–	32	32
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	–	–	–	–	–	–	–
Balance at end of period	$193	$550	$–	$743	$163	$382	$–	$545
Business and government
Balance at beginning of period	$278	$405	$521	$1,204	$370	$619	$620	$1,609
Originations net of repayments and other derecognitions	3	(4)	(7)	(8)	2	(7)	(24)	(29)
Changes in model	(13)	(6)	–	(19)	(12)	(26)	1	(37)
Net remeasurement (1)	(33)	40	40	47	(103)	(42)	47	(98)
Transfers (1)
– to 12-month ECL	27	(25)	(2)	–	40	(30)	(10)	–
– to lifetime ECL performing	(4)	5	(1)	–	(19)	26	(7)	–
– to lifetime ECL credit-impaired	–	(3)	3	–	–	(3)	3	–
Provision for (reversal of) credit losses (2)	(20)	7	33	20	(92)	(82)	10	(164)
Write-offs	–	–	(186)	(186)	–	–	(99)	(99)
Recoveries	–	–	12	12	–	–	3	3
Interest income on impaired loans	–	–	(4)	(4)	–	–	(6)	(6)
Foreign exchange and other	3	2	1	6	2	6	15	23
Balance at end of period	$261	$414	$377	$1,052	$280	$543	$543	$1,366
Total ECL allowance (3)	$671	$1,603	$681	$2,955	$659	$1,577	$810	$3,046
Comprises:
Loans	$597	$1,545	$681	$2,823	$593	$1,526	$807	$2,926
Undrawn credit facilities and other off-balance sheet exposures (4)	74	58	–	132	66	51	3	120
See previous page for footnote references.

70	CIBC THIRD QUARTER 2022

$ millions, as at or for the nine months ended	2022 Jul. 31				2021 Jul. 31
	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 3
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired	Total
Residential mortgages
Balance at beginning of period	$59	$63	$158	$280	$51	$161	$151	$363
Originations net of repayments and other derecognitions	14	(4)	(17)	(7)	13	(11)	(16)	(14)
Changes in model	(4)	(1)	–	(5)	2	(10)	22	14
Net remeasurement (1)	(73)	67	68	62	(105)	31	53	(21)
Transfers (1)
– to 12-month ECL	65	(60)	(5)	–	103	(89)	(14)	–
– to lifetime ECL performing	(7)	13	(6)	–	(7)	23	(16)	–
– to lifetime ECL credit-impaired	–	(9)	9	–	–	(13)	13	–
Provision for (reversal of) credit losses (2)	(5)	6	49	50	6	(69)	42	(21)
Write-offs	–	–	(41)	(41)	–	–	(19)	(19)
Recoveries	–	–	1	1	–	–	2	2
Interest income on impaired loans	–	–	(11)	(11)	–	–	(13)	(13)
Foreign exchange and other	1	1	3	5	(2)	(6)	(5)	(13)
Balance at end of period	$55	$70	$159	$284	$55	$86	$158	$299
Personal
Balance at beginning of period	$150	$547	$106	$803	$204	$546	$113	$863
Originations net of repayments and other derecognitions	27	(37)	(7)	(17)	29	(36)	(7)	(14)
Changes in model	1	19	–	20	(7)	–	1	(6)
Net remeasurement (1)	(251)	362	138	249	(254)	263	148	157
Transfers (1)
– to 12-month ECL	239	(236)	(3)	–	223	(217)	(6)	–
– to lifetime ECL performing	(29)	41	(12)	–	(32)	45	(13)	–
– to lifetime ECL credit-impaired	–	(57)	57	–	–	(35)	35	–
Provision for (reversal of) credit losses (2)	(13)	92	173	252	(41)	20	158	137
Write-offs	–	–	(204)	(204)	–	–	(211)	(211)
Recoveries	–	–	54	54	–	–	54	54
Interest income on impaired loans	–	–	(3)	(3)	–	–	(3)	(3)
Foreign exchange and other	–	–	2	2	(2)	–	(2)	(4)
Balance at end of period	$137	$639	$128	$904	$161	$566	$109	$836
Credit card
Balance at beginning of period	$136	$517	$–	$653	$136	$572	$–	$708
Originations net of repayments and other derecognitions (5)	71	(27)	–	44	(1)	(56)	–	(57)
Changes in model	–	–	–	–	–	–	–	–
Net remeasurement (1)	(341)	496	109	264	(210)	284	66	140
Transfers (1)
– to 12-month ECL	321	(321)	–	–	260	(260)	–	–
– to lifetime ECL performing	(41)	41	–	–	(22)	22	–	–
– to lifetime ECL credit-impaired	–	(87)	87	–	–	(180)	180	–
Provision for (reversal of) credit losses (2)	10	102	196	308	27	(190)	246	83
Write-offs	–	–	(282)	(282)	–	–	(336)	(336)
Recoveries	–	–	86	86	–	–	90	90
Interest income on impaired loans	–	–	–	–	–	–	–	–
Foreign exchange and other	–	–	–	–	–	–	–	–
Balance at end of period	$146	$619	$–	$765	$163	$382	$–	$545
Business and government
Balance at beginning of period	$277	$449	$508	$1,234	$453	$683	$652	$1,788
Originations net of repayments and other derecognitions	30	(12)	(31)	(13)	24	(32)	(32)	(40)
Changes in model	(13)	2	–	(11)	(12)	(26)	1	(37)
Net remeasurement (1)	(130)	71	94	35	(268)	47	179	(42)
Transfers (1)
– to 12-month ECL	89	(82)	(7)	–	163	(141)	(22)	–
– to lifetime ECL performing	(20)	22	(2)	–	(53)	67	(14)	–
– to lifetime ECL credit-impaired	–	(6)	6	–	(4)	(28)	32	–
Provision for (reversal of) credit losses (2)	(44)	(5)	60	11	(150)	(113)	144	(119)
Write-offs	–	–	(237)	(237)	–	–	(235)	(235)
Recoveries	–	–	27	27	–	–	11	11
Interest income on impaired loans	–	–	(11)	(11)	–	–	(17)	(17)
Foreign exchange and other	6	10	9	25	(23)	(27)	(12)	(62)
Balance at end of period	$239	$454	$356	$1,049	$280	$543	$543	$1,366
Total ECL allowance (3)	$577	$1,782	$643	$3,002	$659	$1,577	$810	$3,046
Comprises:
Loans	$493	$1,687	$643	$2,823	$593	$1,526	$807	$2,926
Undrawn credit facilities and other off-balance sheet exposures (4)	84	95	–	179	66	51	3	120
See previous page s for footnote references.

CIBC THIRD QUARTER 2022	71

Impact of acquisition of Canadian Costco credit card portfolio
No ECL allowance was recognized in the purchase equation on the acquisition date for the acquired Canadian Costco credit card portfolio as the purchased loans were initially measured at their acquisition date fair values. Instead, immediately after the acquisition date, ECL allowances were established in the Provision for credit losses in the interim consolidated statement of income based on classifying each acquired credit card receivable in stage 1, since the acquisition date is established as the initial recognition date of purchased performing loans for the purpose of assessing whether a significant increase in credit risk has occurred. On the date of acquisition, none of the acquired credit card receivables were considered to be impaired. Subsequent to the acquisition date, ECL allowances are estimated in a manner consistent with our significant increase in credit risk and impairment policies that we apply to loans that we originate. See Note 4 for further details on the acquisition of the Canadian Costco credit card portfolio.
Inputs, assumptions and model techniques
Global economic activity has slowed over the last two quarters of 2022 while we continue to operate in an uncertain macroeconomic environment. There is inherent uncertainty in estimating the impact that rising interest rates, inflation and supply chain disruptions exacerbated by the measures imposed in some countries to combat the spread of COVID-19 and geopolitical events, will have on the macroeconomic environment. As a result, a heightened level of judgment in estimating ECLs, including with respect to the forecasting of forward-looking information and the determination of scenario weightings, continued to be required this quarter. See Note 6 to our consolidated financial statements in our 2021 Annual Report and Note 2 to our interim consolidated financial statements for additional information concerning the significant estimates and credit judgment inherent in the estimation of ECL allowances.
The following tables provide the base case, upside case and downside case scenario forecasts for select forward-looking information variables used to estimate our ECL.

	Base case			Upside case		Downside case
As at July 31, 2022	Average value over the next 12 months		Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months		Average value over the remaining forecast period	(1)
Real gross domestic product (GDP) year-over-year growth

Canada (2)	2.5%		1.8%	4.2%	2.8%	1.1%		1.1%
United States	1.7%		1.8%	3.6%	3.1%	0.0%		(0.1	) %
Unemployment rate
Canada (2)	5.5%		5.8%	5.1%	5.3%	6.0%		6.6%
United States	3.8%		3.9%	3.2%	3.3%	4.6%		4.7%
Canadian Housing Price Index year-over-year growth (2)	3.8%		0.9%	13.1%	6.3%	(5.7	) %	(6.6	) %
Standard and Poor’s (S&P) 500 Index year-over-year growth rate	(0.5	) %	5.4%	6.3%	9.8%	(10.9	) %	(8.8	) %
Canadian household debt service ratio	14.8%		14.9%	14.1%	14.5%	15.3%		15.1%
West Texas Intermediate Oil Price (US$)	$99		$84	$127	$123	$81		$57

	Base case		Upside case		Downside case
As at April 30, 2022	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real GDP year-over-year growth
Canada (2)	3.4%	2.0%	4.6%	2.7%	2.4%	1.7%
United States	3.2%	2.1%	4.3%	3.1%	1.1%	0.2%
Unemployment rate
Canada (2)	5.4%	5.7%	4.9%	5.3%	6.4%	6.5%
United States	3.6%	3.7%	3.1%	3.0%	5.0%	4.9%
Canadian Housing Price Index year-over-year growth (2)	7.2%	2.0%	15.1%	4.7%	(0.5)%	(1.4)%
S&P 500 Index year-over-year growth rate	1.9%	5.0%	5.9%	8.5%	(6.9)%	(8.5)%
Canadian household debt service ratio	15.0%	15.1%	14.5%	14.8%	15.4%	15.2%
West Texas Intermediate Oil Price (US$)	$93	$76	$126	$124	$67	$54

	Base case		Upside case		Downside case
As at October 31, 2021	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)	Average value over the next 12 months	Average value over the remaining forecast period (1)
Real GDP year-over-year growth
Canada (2)	4.2%	2.4%	5.6%	2.8%	3.1%	1.6%
United States	4.7%	2.2%	5.8%	3.3%	2.8%	1.3%
Unemployment rate
Canada (2)	6.4%	5.9%	6.0%	5.5%	7.3%	6.8%
United States	4.4%	3.9%	3.8%	3.4%	6.0%	5.0%
Canadian Housing Price Index year-over-year growth (2)	6.1%	2.8%	10.7%	6.3%	2.2%	(2.2)%
S&P 500 Index year-over-year growth rate	6.1%	4.6%	10.3%	8.6%	(0.6)%	(1.7)%
Canadian household debt service ratio	13.6%	14.4%	13.0%	14.2%	14.1%	14.7%
West Texas Intermediate Oil Price (US$)	$69	$64	$74	$81	$56	$54
(1)	The remaining forecast period is generally four years.
(2)
National-level forward-looking forecasts are presented in the tables above, which represent the aggregation of the provincial-level forecasts used to estimate our ECL. Housing Price Index growth rates are also forecasted at the municipal level in some cases. As a result, the forecasts for individual provinces or municipalities reflected in our ECL will differ from the national forecasts presented above.

72	CIBC THIRD QUARTER 2022

As required, the forward-looking information used to estimate ECLs reflects our expectations as at July 31, 2022, April 30, 2022 and October 31, 2021, respectively, and does not reflect changes in expectation as a result of economic forecasts that may have subsequently emerged. The base case, upside case and downside case amounts shown represent the average value of the forecasts over the respective projection horizons. Our underlying base case projection as at July 31, 2022 is characterized by weaker GDP growth for the remainder of calendar 2022 and most of 2023 compared to our previous forecast, due to continued uncertainty related to the expectation that central banks will continue to raise interest rates faster than previously anticipated in response to prolonged inflationary pressures, and the impact of supply chain disruptions related to COVID-19 measures imposed in some countries, elevated worker absenteeism levels, and geopolitical events. Significant judgment continued to be inherent in the forecasting of forward-looking information, including with regard to our base case assumptions that the increase in interest rates will result in only modest economic growth, global supply chain and inflationary challenges will ease, vaccination programs and other treatments will be able to effectively respond to the new and emerging variants, governments will respond to future waves of the virus with targeted health measures rather than broader economic closures, and that the war in Ukraine will not expand into a broader conflict. While United States (U.S.) GDP has contracted in early 2022, it is expected to grow at a modest pace on average in the second half of the year and into 2023, with a slight increase in the unemployment rate until late calendar 2023.
The downside case forecast assumes a modest recession in the near term for Canada and a more prolonged recession in the U.S. resulting from aggressive interest rate hikes introduced to combat the prolonged high levels of inflation, and a worsening of geopolitical tensions and COVID-19 lockdown measures in some countries that exacerbate supply chain issues. It also reflects a slower recovery thereafter to a lower level of sustained economic activity and an unemployment rate persistently above where it stood pre-pandemic. Meanwhile, the upside scenario continues to reflect a recovery, with absolute levels of GDP reached in calendar 2022 that are consistent with the levels that would have occurred if the pre-pandemic level of GDP had continued to increase through the pandemic at pre-pandemic rates and continuing at a higher trend level than the base case thereafter.
As indicated above, forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios involves a high degree of management judgment. Assumptions concerning measures used by governments to combat inflation, the economic risks emanating from the war in Ukraine, and the degree to which vaccinations and other treatments will contain existing and potential new variants such that severe restrictions will no longer need to be imposed by most governments to limit the impact of subsequent waves of infection, are material to these forecasts. To address the uncertainties inherent in the current environment, we continue to utilize management overlays with respect to the impact of certain forward-looking information and credit metrics that are not expected to be as indicative of the credit condition of the portfolios as the historical experience in our models would have otherwise suggested, including with respect to the benefit of higher levels of household savings that have accumulated during the pandemic. The use of management overlays requires the application of significant judgment that impacts the amount of ECL allowances recognized.
If we were to only use our base case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $190 million lower than the recognized ECL as at July 31, 2022 (October 31, 2021: $249 million). If we were to only use our downside case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $595 million higher than the recognized ECL as at July 31, 2022 (October 31, 2021: $414 million). This sensitivity is isolated to the measurement of ECL and therefore did not consider changes in the migration of exposures between stage 1 and stage 2 from the determination of the significant increase in credit risk that would have resulted in a 100% base case scenario or a 100% downside case scenario. As a result, our ECL allowance on performing loans could exceed the amount implied by the 100% downside case scenario from the migration of additional exposures from stage 1 to stage 2. Actual credit losses could differ materially from those reflected in our estimates.

CIBC THIRD QUARTER 2022	73

The following tables provide the gross carrying amount of loans, and the contractual amounts of undrawn credit facilities and other off-balance sheet exposures based on the application of our 12-month point-in-time probability of defaults (PD) under IFRS 9 to our risk management PD bands within each respective stage for retail exposures, and based on our internal risk ratings for business and government exposures. Refer to the “Credit risk” section of our 2021 Annual Report for details on the CIBC risk categories.
Loans
(1)

$ millions, as at					2022 Jul. 31					2021 Oct. 31
	Stage 1	Stage 2	Stage 3	(2)	Total	Stage 1	Stage 2	Stage 3	(2)	Total
Residential mortgages
– Exceptionally low	$180,297	$170	$–		$180,467	$162,307	$94	$–		$162,401
– Very low	49,576	377	–		49,953	49,958	640	–		50,598
– Low	22,409	5,733	–		28,142	22,912	6,547	–		29,459
– Medium	475	4,589	–		5,064	364	4,671	–		5,035
– High	–	888	–		888	–	840	–		840
– Default	–	–	378		378	–	–	443		443
– Not rated	2,398	230	207		2,835	2,160	395	195		2,750
Gross residential mortgages (3)(4)	255,155	11,987	585		267,727	237,701	13,187	638		251,526
ECL allowance	55	70	159		284	59	63	158		280
Net residential mortgages	255,100	11,917	426		267,443	237,642	13,124	480		251,246
Personal
– Exceptionally low	19,023	1	–		19,024	18,608	1	–		18,609
– Very low	6,030	4	–		6,034	5,179	4	–		5,183
– Low	9,100	4,541	–		13,641	8,091	4,389	–		12,480
– Medium	910	2,994	–		3,904	990	2,773	–		3,763
– High	256	1,048	–		1,304	252	803	–		1,055
– Default	–	–	154		154	–	–	109		109
– Not rated	604	40	49		693	585	60	53		698
Gross personal (4)	35,923	8,628	203		44,754	33,705	8,030	162		41,897
ECL allowance	101	622	128		851	125	537	106		768
Net personal	35,822	8,006	75		43,903	33,580	7,493	56		41,129
Credit card
– Exceptionally low	3,261	–	–		3,261	2,065	–	–		2,065
– Very low	998	–	–		998	715	–	–		715
– Low	6,680	459	–		7,139	4,653	347	–		5,000
– Medium	1,074	2,471	–		3,545	593	2,195	–		2,788
– High	13	585	–		598	–	435	–		435
– Default	–	–	–		–	–	–	–		–
– Not rated	131	7	–		138	123	8	–		131
Gross credit card	12,157	3,522	–		15,679	8,149	2,985	–		11,134
ECL allowance	129	559	–		688	127	498	–		625
Net credit card	12,028	2,963	–		14,991	8,022	2,487	–		10,509
Business and government
– Investment grade	82,534	438	–		82,972	65,963	562	–		66,525
– Non-investment grade	99,067	5,233	–		104,300	85,764	4,599	–		90,363
– Watchlist	73	2,818	–		2,891	67	2,985	–		3,052
– Default	–	–	913		913	–	–	1,033		1,033
– Not rated	167	15	–		182	174	24	–		198
Gross business and government (3)(5)	181,841	8,504	913		191,258	151,968	8,170	1,033		161,171
ECL allowance	208	436	356		1,000	240	428	508		1,176
Net business and government	181,633	8,068	557		190,258	151,728	7,742	525		159,995
Total net amount of loans	$484,583	$30,954	$1,058		$516,595	$430,972	$30,846	$1,061		$462,879
(1)
The table excludes debt securities measured at FVOCI, for which ECL allowances of $23 million (October 31, 2021: $19 million) were recognized in AOCI. In addition, the table excludes debt securities classified at amortized cost, for which ECL allowances of $13 million were recognized as at July 31, 2022 (October 31, 2021:
$15 million), $11 million of which was stage 3 ECL allowance on originated credit-impaired amortized cost debt securities (October 31, 2021: $13 million). Other financial assets classified at amortized cost were also excluded from the table above as their ECL allowances were immaterial as at July 31, 2022 and October 31, 2021. Financial assets other than loans that are classified as amortized cost are presented on our interim consolidated balance sheet net of ECL allowances.

(2)	Excludes foreclosed assets of $18 million (October 31, 2021: $18 million) which were included in Other assets on our interim consolidated balance sheet.
(3)	Includes $7 million (October 31, 2021: $16 million) of residential mortgages and $29,077 million (October 31, 2021: $25,651 million) of business and government loans that are measured at FVTPL.
(4)
The internal risk rating grades presented for residential mortgages and certain personal loans do not take into account loan guarantees or insurance issued by the Canadian government (federal or provincial), Canadian government agencies, or private insurers, as the determination of whether a significant increase in credit risk has occurred for these loans is based on relative changes in the loans’ lifetime PD without considering collateral or other credit enhancements.

(5)	Includes customers’ liability under acceptances of $11,681 million (October 31, 2021: $10,958 million).

74	CIBC THIRD QUARTER 2022

Undrawn credit facilities and other off-balance sheet exposures

$ millions, as at				2022 Jul. 31				2021 Oct. 31
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail
– Exceptionally low	$146,924	$8	$–	$146,932	$130,212	$12	$–	$130,224
– Very low	14,654	118	–	14,772	12,868	59	–	12,927
– Low	11,608	1,946	–	13,554	7,937	1,811	–	9,748
– Medium	842	1,243	–	2,085	740	896	–	1,636
– High	163	679	–	842	73	495	–	568
– Default	–	–	36	36	–	–	34	34
– Not rated	465	10	–	475	375	8	–	383
Gross retail	174,656	4,004	36	178,696	152,205	3,281	34	155,520
ECL allowance	53	77	–	130	34	29	–	63
Net retail	174,603	3,927	36	178,566	152,171	3,252	34	155,457
Business and government
– Investment grade	115,777	549	–	116,326	111,877	524	–	112,401
– Non-investment grade	61,371	2,178	–	63,549	58,652	1,714	–	60,366
– Watch list	53	522	–	575	19	734	–	753
– Default	–	–	84	84	–	–	91	91
– Not rated	489	22	–	511	346	9	–	355
Gross business and government	177,690	3,271	84	181,045	170,894	2,981	91	173,966
ECL allowance	31	18	–	49	37	21	–	58
Net business and government	177,659	3,253	84	180,996	170,857	2,960	91	173,908
Total net undrawn credit facilities and other off-balance sheet exposures	$352,262	$7,180	$120	$359,562	$323,028	$6,212	$125	$329,365
Note 7.    Deposits
(1)(2)

$ millions, as at							2022 Jul. 31	2021 Oct. 31
	Payable on demand	(3)	Payable after notice	(4)	Payable on a fixed date	(5)(6)	Total	Total
Personal	$17,017		$144,193		$67,699		$228,909	$213,932
Business and government (7)(8)	106,543		85,249		186,571		378,363	344,388
Bank	13,266		76		9,929		23,271	20,246
Secured borrowings (9)	–		–		47,914		47,914	42,592
	$136,826		$229,518		$312,113		$678,457	$621,158
Comprises:
Held at amortized cost							$653,562	$602,628
Designated at fair value							24,895	18,530
							$678,457	$621,158
Total deposits include (10) :
Non-interest-bearing deposits
Canada							$96,618	$93,850
U.S.							16,367	16,522
Other international							6,083	5,601
Interest-bearing deposits
Canada							431,974	406,642
U.S.							87,504	70,312
Other international							39,911	28,231
							$678,457	$621,158
(1)
Includes deposits of $234.8 billion (October 31, 2021: $215.4 billion) denominated in U.S. dollars and deposits of $51.6 billion (October 31, 2021: $37.1 billion) denominated in other foreign currencies.

(2)	Net of purchased notes of $2.6 billion (October 31, 2021: $2.2 billion).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)
Includes $49.7 billion (October 31, 2021: $32.6 billion) of deposits which are subject to the bank recapitalization (bail-in) conversion regulations issued by the Department of Finance Canada. These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation (CDIC), including the ability to convert specified eligible shares and liabilities of CIBC into common shares in the event that CIBC is determined to be non-viable.

(7)	Includes nil (October 31, 2021: $300 million) of Notes issued to CIBC Capital Trust. These Notes were redeemed on November 1, 2021.
(8)
Includes $9.0 billion (October 31, 2021: $8.8 billion) of structured note liabilities that were sold upon issuance to third-party financial intermediaries, who may resell the notes to retail investors in foreign jurisdictions.

(9)	Comprises liabilities issued by, or as a result of, activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.
(10)	Classification is based on geographical location of the CIBC office.
Note 8.    Subordinated indebtedness
On April 7, 2022, we issued $1.0 billion principal amount of 4.20% Debentures due April 7, 2032 (subordinated indebtedness). The Debentures bear interest at a fixed rate of 4.20% per annum (paid semi-annually) until April 7, 2027, and at Daily Compounded Canadian Overnight Repo Rate Average (CORRA) plus 1.69% per annum (paid quarterly) thereafter until maturity on April 7, 2032.

CIBC THIRD QUARTER 2022	75

Note 9.    Share capital
Common shares

	For the three months ended									For the nine months ended
$ millions, except number of shares			2022 Jul. 31			2022 Apr. 30	2021 Jul. 31					2022 Jul. 31			2021 Jul. 31
	Number of shares	(1)	Amount	Number of shares	(1)	Amount	Number of shares	(1)	Amount	Number of shares	(1)	Amount	Number of shares	(1)	Amount
Balance at beginning of period	903,154,932		$ 14,545	901,922,630		$14,457	898,186,252		$14,130	901,655,952		$14,351	894,170,658		$13,908
Issuance pursuant to:
Equity-settled share-based compensation plans (2)	203,657		11	230,540		12	958,340		50	1,510,875		82	2,834,554		145
Shareholder investment plan	635,977		40	514,216		37	455,792		33	1,603,223		113	1,563,982		98
Employee share purchase plan	661,554		44	515,390		41	585,726		41	1,709,684		125	1,896,152		116
	904,656,120		$14,640	903,182,776		$14,547	900,186,110		$14,254	906,479,734		$14,671	900,465,346		$14,267
Purchase of common shares for cancellation	–		–	–		–	–		–	(1,800,000)		(29)	–		–
Treasury shares	35,053		3	(27,844)		(2)	(22,656)		(2)	11,439		1	(301,892)		(15)
Balance at end of period	904,691,173		$14,643	903,154,932		$14,545	900,163,454		$14,252	904,691,173		$14,643	900,163,454		$14,252
(1)
On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2)	Includes the settlement of contingent consideration related to prior acquisitions.
Share split
In February 2022, CIBC’s Board of Directors approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares to be effected through an amendment to CIBC’s by-laws. On April 7, 2022, CIBC shareholders approved the Share Split. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.
Normal course issuer bid
On December 9, 2021, we announced that the Toronto Stock Exchange had accepted the notice of our intention to commence a normal course issuer bid. Purchases under this bid will be completed upon the earlier of: (i) CIBC purchasing
20
 million common shares (on a post share split basis); (ii) CIBC providing a notice of termination; or (iii)
December 12, 2022
. No common shares have been purchased and cancelled during the quarter. For the nine months ended July 31, 2022, we purchased and cancelled
1,800,000
 common shares (on a post share split basis) at an average price of $
74.43 for a total amount of $134 million.

Preferred shares and other equity instruments
Issuance
Limited Recourse Capital Notes Series 3 (LRCN Series 3 Notes)
On June 15, 2022, we issued $800 million principal amount of 7.150% Limited Recourse Capital Notes Series 3 (NVCC) (subordinated indebtedness). The LRCN Series 3 Notes mature on July 28, 2082, and bear interest at a fixed rate of
7.150
% per annum (paid semi-annually) until July 28, 2027. Starting on July 28, 2027, and every five years thereafter until July 28, 2077, the interest rate will be reset to the then current five-year Government of Canada bond yield plus 4.000% per annum.
Concurrently with the issuance of the LRCN Series 3 Notes, we issued Non-Cumulative 5-Year Fixed Rate Reset Class A Preferred Shares Series 55 (NVCC) (the Series 55 Preferred Shares), which are held in a CIBC LRCN Limited Recourse Trust (the Limited Recourse Trust) that is consolidated by CIBC and, as a result, the Series 55 Preferred Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 3 Notes when due, the sole remedy of each LRCN Series 3 Note holder is limited to that holder’s proportionate share of the Series 55 Preferred Shares held in the Limited Recourse Trust. Subject to regulatory approval, we may redeem the LRCN Series 3 Notes, in whole or in part, every five years during the period from June 28 to and including July 28, commencing on June 28, 2027, at par.
The LRCN Series 3 Notes and the Series 55 Preferred Shares carry standard NVCC provisions necessary for them to qualify as Tier 1 regulatory capital under Basel III. Upon the occurrence of a Trigger Event, each Series 55 Preferred Share held in the Limited Recourse Trust will automatically and immediately be converted, without the consent of LRCN Series 3 Note holders, into a variable number of common shares that will be delivered to LRCN Series 3 Note holders in satisfaction of the principal amount of, and accrued and unpaid interest on, all of the LRCN Series 3 Notes. All claims of LRCN Series 3 Note holders against CIBC under the LRCN Series 3 Notes will be extinguished upon receipt of such common shares.
The LRCN Series 3 Notes are compound instruments with both equity and liability features as payments of interest and principal in cash are made at our discretion, as the sole recourse of each LRCN Series 3 Note holder in the event of non-payment will be limited to that holder’s proportionate share of the Series 55 Preferred Shares held in the Limited Recourse Trust. The liability component of the LRCN Series 3 Notes has a nominal value and, as a result, the full proceeds received upon the issuance of the LRCN Series 3 Notes have been presented as equity on the interim consolidated
balance sheet and any interest payments paid thereon are accounted for as equity distributions.
Redemption
On July 29, 2022, we redeemed all 32 million Non-cumulative Class A Preferred Shares Series 45 (NVCC) (the Series 45
Preferred Shares
), at a redemption price of $25.00 per Series 45
Preferred Share
, for a total redemption cost of $800 million.

76	CIBC THIRD QUARTER 2022

Regulatory capital, leverage and total loss absorbing capacity ratios
Our capital, leverage and total loss absorbing capacity (TLAC) ratios are presented in the table below:

$ millions, as at		2022 Jul. 31	2021 Oct. 31
Common Equity Tier 1 (CET1) capital (1)		$35,718	$33,751
Tier 1 capital (1)	A	40,038	38,344
Total capital (1)		46,401	44,202
Total risk-weighted assets (RWA)	B	303,743	272,814
CET1 ratio		11.8%	12.4%
Tier 1 capital ratio		13.2%	14.1%
Total capital ratio		15.3%	16.2%
Leverage ratio exposure (2)	C	$941,694	$823,343
Leverage ratio	A/C	4.3%	4.7%
TLAC available	D	$87,061	$76,701
TLAC ratio	D/B	28.7%	28.1%
TLAC leverage ratio	D/C	9.2%	9.3%
(1)
Includes the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020. The transitional arrangement results in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount is subject to certain adjustments and limitations until the end of fiscal 2022.

(2)
The temporary exclusion of qualifying sovereign-issued securities from the leverage ratio exposure measure in response to the onset of the COVID-19 pandemic was no longer applicable beginning in the first quarter of 2022. Central bank reserves continue to be excluded from the measure.

Our regulatory capital ratios are determined in accordance with the Capital Adequacy Requirements Guideline issued by OSFI, which are based on the capital standards developed by the Basel Committee on Banking Supervision. CIBC has been designated by OSFI as a domestic systemically important bank (D-SIB) in Canada, and is subject to a CET1 surcharge equal to 1.0% of RWA. OSFI also expects D-SIBs to hold a Domestic Stability Buffer (DSB) of 2.5% effective October 31, 2021, reflecting the highest DSB requirement under OSFI capital requirements.
The resulting targets established by OSFI for D-SIBs, including all buffer requirements, for the
CET1, Tier 1, and Total capital ratios
are
10.5%, 12.0%, and 14.0%, respectively. These targets may be higher for certain institutions at OSFI’s discretion.
To supplement risk-based capital requirements, OSFI expects federally regulated deposit-taking institutions to have a leverage ratio, which is a non-risk-based capital metric, that meets or exceeds 3.0%. This minimum may be higher for certain institutions at OSFI’s discretion.
OSFI also requires D-SIBs to maintain a supervisory target TLAC ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio). OSFI expects D-SIBs to have a minimum risk-based TLAC ratio of 21.5% plus the then applicable DSB requirement (2.5% as noted above), and a minimum TLAC leverage ratio of 6.75%, beginning in the first quarter of fiscal 2022.
During the quarter ended July 31, 2022, we have complied with OSFI’s regulatory capital, leverage ratio, and TLAC requirements.

CIBC THIRD QUARTER 2022	77

Note 10.    Post-employment benefits
The following tables provide details on the post-employment benefit expense recognized in the interim consolidated statement of income and on the remeasurements recognized in the interim consolidated statement of comprehensive income:
Defined benefit plan expense

	For the three months ended						For the nine months ended
$ millions	2022 Jul. 31	2022 Apr. 30	2021 Jul. 31	2022 Jul. 31	2022 Apr. 30	2021 Jul. 31	2022 Jul. 31	2021 Jul. 31	2022 Jul. 31	2021 Jul. 31
		Pension plans		Other post-employment plans			Pension plans		Other post-employment plans
Current service cost	$66	$66	$69	$1	$2	$2	$198	$210	$5	$6
Past service cost	–	–	–	–	–	–	–	–	(8)	–
Net interest (income) expense	(14)	(15)	(4)	5	4	4	(43)	(12)	14	12
Plan administration costs	2	2	2	–	–	–	6	6	–	–
Net defined benefit plan expense (income) recognized in net income	$54	$53	$67	$6	$6	$6	$161	$204	$11	$18
Defined contribution plan expense

	For the three months ended			For the nine months ended
$ millions	2022 Jul. 31	2022 Apr. 30	2021 Jul. 31	2022 Jul. 31	2021 Jul. 31
Defined contribution pension plans	$11	$10	$8	$38	$32
Government pension plans (1)	43	45	35	129	109
Total defined contribution plan expense	$54	$55	$43	$167	$141
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
Remeasurement of employee defined benefit plans
(1)

	For the three months ended						For the nine months ended
$ millions	2022 Jul. 31	2022 Apr. 30	2021 Jul. 31	2022 Jul. 31	2022 Apr. 30	2021 Jul. 31	2022 Jul. 31	2021 Jul. 31	2022 Jul. 31	2021 Jul. 31
		Pension plans		Other post-employment plans			Pension plans		Other post-employment plans
Net actuarial gains (losses) on defined benefit obligation	$(123)	$1,176	$(314)	$(6)	$65	$(18)	$1,332	$420	$74	$22
Net actuarial gains (losses) on plan assets	84	(803)	519	–	–	–	(869)	459	–	–
Changes in asset ceiling excluding interest income	1	(1)	(1)	–	–	–	–	(1)	–	–
Net remeasurement gains (losses) recognized in OCI	$(38)	$372	$204	$(6)	$65	$(18)	$463	$878	$74	$22
(1)
The Canadian post-employment defined benefit plans are remeasured on a quarterly basis for changes in the discount rate and for actual asset returns. All other Canadian plans’ actuarial assumptions and foreign plans’ actuarial assumptions are updated at least annually.

Note 11.    Income taxes
Enron
In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing th
e
 deduction of Enron settlement payments and related legal expenses (the Enron expenses). In January 2019, CIBC entered into a settlement agreement (the Agreement) with the CRA that provides certainty with respect to the portion of the Enron expenses deductible in Canada. The Agreement resulted in the recognition of a net $38 million tax recovery in the first quarter of 2019. This recovery was determined after taking into account taxable refund interest in Canada and also the portion of the Enron expenses that are expected to be deductible in the United States (the U.S. deduction). The U.S. deduction has not been agreed to by the Internal Revenue Service. It is possible that adjustments may be required to the amount of tax benefits recognized in the U.S.
Dividend received deduction
The CRA has reassessed CIBC approximately $1,602
 million of additional
income tax related to the denial of the tax deductibility of certain 2011 to 2017 Canadian corporate dividends, on the basis that certain dividends received were part of a “dividend rental arrangement”, and similar matters. This includes approximately $182 million of additional income tax for the 2017 taxation year that was reassessed by the CRA in May 2022.

The dividends that were subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. In August 2021, CIBC filed a Notice of Appeal with the Tax Court of Canada and the matter is now in litigation.
It
is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the interim consolidated financial statements.
Foreign exchange capital loss reassessment
In November 2021, the Tax Court of Canada ruled against CIBC on its 2007 foreign exchange capital loss reassessment (Decision). CIBC disagrees with the Decision and filed its Appeal in November 2021. The Appeal is scheduled to be heard in December 2022. CIBC remains confident that its tax filing position was appropriate. Accordingly, no amounts have been accrued in the interim consolidated financial statements. The exposure of additional tax and interest related to this and similar matters is approximately
$
300
million in addition to the potential inability to utilize approximately $
500
million in unrecognized capital tax loss carryforwards.

78	CIBC THIRD QUARTER 2022

Canadian federal budget
Following the announcement of budget proposals in April 2022, the Canadian Federal government published draft legislation on August 9, 2022 for public comment that included the introduction of a one-time

15
%
Canadian Recovery Dividend tax (CRD) on banks and life insurer groups, based on the average of 2020 and
2021 taxable income in excess of $1 billion. The CRD would be imposed for the 2022 taxation year and be payable over five years.
The draft legislation also includes a
prospective 1.5% increase in the tax rate applied to taxable income in excess of $100 million earned by banks and insurers.
We will account for these measures in future periods to the extent that they become substantively enacted, which is generally interpreted to occur at the point of a third reading in a Canadian Parliament held by a minority government, or the first reading in a Canadian Parliament held by a majority government.
Note 12.    Earnings per share

		For the three months ended		For the nine months ended
$ millions, except number of shares and per share amounts	2022 Jul. 31	2022 Apr. 30	2021 Jul. 31	2022 Jul. 31	2021 Jul. 31

Basic earnings per share (1)
Net income attributable to equity shareholders	$1,660	$1,518	$1,725	$5,042	$4,993
Less: Preferred share dividends and distributions on other equity instruments	46	47	30	134	111
Net income attributable to common shareholders	$1,614	$1,471	$1,695	$4,908	$4,882
Weighted-average common shares outstanding (thousands)	903,742	902,489	899,180	902,703	896,884
Basic earnings per share	$1.79	$1.63	$1.88	$5.44	$5.44
Diluted earnings per share (1)
Net income attributable to common shareholders	$1,614	$1,471	$1,695	$4,908	$4,882
Weighted-average common shares outstanding (thousands)	903,742	902,489	899,180	902,703	896,884
Add: Stock options potentially exercisable (2) (thousands)	1,590	2,910	2,644	2,429	1,803
Add: Equity-settled consideration (thousands)	286	340	472	315	338
Weighted-average diluted common shares outstanding (thousands)	905,618	905,739	902,296	905,447	899,025
Diluted earnings per share	$1.78	$1.62	$1.88	$5.42	$5.43
(1)
On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2)
Excludes average options outstanding of 2,397,160 (April 30, 2022: nil; July 31, 2021: nil) with a weighted-average exercise price of $70.05 (April 30, 2022: nil; July 31, 2021: nil) for the quarter ended July 31, 2022, and average options outstanding of nil (July 31, 2021: nil) with a weighted-average price of nil (July 31, 2021: nil) for the nine months ended July 31, 2022, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

Note 13.    Contingent liabilities and provisions
Legal proceedings and other contingencies
In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.
While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our interim consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.
The provisions disclosed in Note 23 to the consolidated financial statements included in our 2021 Annual Report included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.
CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.
CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.5 billion as at July 31, 2022. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages. The matters underlying the estimated range as at July 31, 2022, consist of the significant legal matters disclosed in Note 23 to the consolidated financial statements included in our 2021 Annual Report as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

CIBC THIRD QUARTER 2022	79

The following developments related to our significant legal proceedings occurred since the issuance of our 2021 annual consolidated financial statements:
•
Green v. Canadian Imperial Bank of Commerce, et al.
: In January 2022, the court approved the settlement. Pursuant to the settlement, CIBC has paid the plaintiffs $125 million. This matter is now closed.

•	Fresco v. Canadian Imperial Bank of Commerce : In February 2022, CIBC’s appeal was dismissed. The hearing on aggregate damages will be heard in February 2023.
•	Credit card class actions – Interchange fees litigation : The settlement was approved by the courts in all five jurisdictions in December 2021. These matters are now closed.
•
Mortgage prepayment class actions
: In February 2022, court approval of the settlement in
Sherry
and
Jordan
was heard in British Columbia and Ontario. In April 2022, the settlement in
Sherry
and
Jordan
received court approval in British Columbia and Ontario

and these matters are now closed
.

•	Cerberus Capital Management L.P. v. CIBC : CIBC’s motion for summary judgment was heard in December 2021, and denied. The non-jury trial proceeded in March 2022. The court reserved its decision.
•	Pilon v. Amex Bank of Canada, et al. : In March 2022, the plaintiff’s motion for leave to appeal to the Supreme Court of Canada was dismissed. This matter is now closed.
•
Order Execution Only class actions: The motion for certification in Frayce, which was scheduled for February 2022, has been rescheduled to September 2022. In July 2022, a proposed class action (Ciardullo v 1832 Asset Management L.P. et al.) was filed in the Ontario Superior Court against CIBC and CIBC Trust. Like the Pozgaj action, it alleges that the defendants should not have paid mutual fund trailing commissions to order execution only dealers. However, it is brought on behalf of all persons who held units of CIBC mutual funds through dealers other than order execution only dealers. It seeks unspecified damages.

•	Salko v. CIBC Investor Services Inc. et al : The certification motion was heard in April 2022, and taken under reserve.
Other than the items described above, there are no significant developments in the matters identified in Note 23 to the consolidated financial statements included in our 2021 Annual Report, and no new significant legal proceedings have arisen since the issuance of our 2021 annual consolidated financial statements.
Note 1
4
.    Interest income and expense
The table below provides the consolidated interest income and expense by accounting category.

	For the three months ended						For the nine months ended
$ millions	2022 Jul. 31		2022 Apr. 30		2021 Jul. 31		2022 Jul. 31		2021 Jul. 31
	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost (1)	$4,956	$2,348	$3,639	$1,003	$3,198	$661	$11,971	$4,054	$9,552	$2,178
Debt securities measured at FVOCI (1)	229	n/a	119	n/a	81	n/a	432	n/a	262	n/a
Other (2)	615	216	488	155	381	106	1,584	477	1,190	347
Total	$5,800	$2,564	$4,246	$1,158	$3,660	$767	$13,987	$4,531	$11,004	$2,525
(1)	Interest income for financial instruments that are measured at amortized cost and debt securities that are measured at FVOCI is calculated using the effective interest rate method.
(2)	Includes interest income and expense and dividend income for financial instruments that are mandatorily measured and designated at FVTPL and equity securities designated at FVOCI.
n/a	Not applicable.
Note 1
5
.    Segmented information
CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.
Canadian Personal and Business Banking provides personal and business clients across Canada with financial advice, services and solutions through banking centres, digital and mobile channels.
Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada, as well as asset management services to institutional investors.
U.S. Commercial Banking and Wealth Management provides commercial banking and private wealth services across the U.S., as well as personal and small business banking services in four U.S. Midwestern markets and focuses on middle-market and mid-corporate companies and high-net-worth individuals and families.
Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking solutions and top-ranked research to our clients around the world. It includes Direct Financial Services which provides a cohesive set of direct banking, direct investing and innovative multi-currency payment solutions for CIBC’s clients.
Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The majority of the functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

80	CIBC THIRD QUARTER 2022

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total

2022	Net interest income (1)	$1,767	$442	$415	$662	$(50)	$3,236
Jul. 31	Non-interest income (2)	554	896	189	537	159	2,335
	Total revenue (1)	2,321	1,338	604	1,199	109	5,571
	Provision for (reversal of) credit losses	200	10	35	(9)	7	243
	Amortization and impairment (3)	59	1	29	1	170	260
	Other non-interest expenses	1,254	669	305	592	103	2,923
	Income (loss) before income taxes	808	658	235	615	(171)	2,145
	Income taxes (1)	213	174	42	168	(118)	479
	Net income (loss)	$595	$484	$193	$447	$(53)	$1,666
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$6	$6
	Equity shareholders	595	484	193	447	(59)	1,660
	Average assets (4)(5)	$310,716	$87,216	$54,528	$280,592	$166,911	$899,963
2022	Net interest income (1)	$1,583	$401	$385	$759	$(40)	$3,088
Apr. 30	Non-interest income (2)	560	902	206	557	63	2,288
	Total revenue (1)	2,143	1,303	591	1,316	23	5,376
	Provision for (reversal of) credit losses	273	(4)	55	(14)	(7)	303
	Amortization and impairment (3)	56	–	28	2	170	256
	Other non-interest expenses	1,141	655	292	590	180	2,858
	Income (loss) before income taxes	673	652	216	738	(320)	1,959
	Income taxes (1)	177	172	36	198	(147)	436
	Net income (loss)	$496	$480	$180	$540	$(173)	$1,523
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$5	$5
	Equity shareholders	496	480	180	540	(178)	1,518
	Average assets (4)(5)	$300,799	$83,367	$51,980	$277,686	$168,077	$881,909
2021	Net interest income (1)	$1,504	$336	$356	$669	$28	$2,893
Jul. 31	Non-interest income (2)	552	871	183	471	86	2,163
	Total revenue (1)	2,056	1,207	539	1,140	114	5,056
	Provision for (reversal of) credit losses	67	(49)	(57)	(60)	–	(99)
	Amortization and impairment (3)	53	7	27	3	154	244
	Other non-interest expenses	1,065	610	247	526	226	2,674
	Income (loss) before income taxes	871	639	322	671	(266)	2,237
	Income taxes (1)	229	169	56	180	(127)	507
	Net income (loss)	$642	$470	$266	$491	$(139)	$1,730
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$5	$5
	Equity shareholders	642	470	266	491	(144)	1,725
	Average assets (4)(5)	$276,572	$71,863	$45,772	$256,512	$156,049	$806,768
(1)
Capital Markets net interest income and income taxes includes a taxable equivalent basis (TEB) adjustment of $48 million for the three months ended July 31, 2022 (April 30, 2022: $53 million; July 31, 2021: $51 million) with an equivalent offset in Corporate and Other.

(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Average balances are calculated as a weighted average of daily closing balances.

$ millions, for the nine months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total

2022	Net interest income (1)	$4,937	$1,220	$1,189	$2,214	$(104)	$9,456
Jul. 31	Non-interest income (2)	1,710	2,718	615	1,605	341	6,989
	Total revenue (1)	6,647	3,938	1,804	3,819	237	16,445
	Provision for (reversal of) credit losses	571	2	118	(61)	(9)	621
	Amortization and impairment (3)	167	2	84	4	512	769
	Other non-interest expenses	3,495	1,996	888	1,777	395	8,551
	Income (loss) before income taxes	2,414	1,938	714	2,099	(661)	6,504
	Income taxes (1)	636	512	115	569	(386)	1,446
	Net income (loss)	$1,778	$1,426	$599	$1,530	$(275)	$5,058
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$16	$16
	Equity shareholders	1,778	1,426	599	1,530	(291)	5,042
	Average assets (4)(5)	$301,508	$83,016	$52,264	$280,372	$167,006	$884,166
2021	Net interest income (1)	$4,412	$939	$1,081	$2,013	$34	$8,479
Jul. 31	Non-interest income (2)	1,610	2,491	551	1,495	325	6,472
	Total revenue (1)	6,022	3,430	1,632	3,508	359	14,951
	Provision for (reversal of) credit losses	186	(34)	(24)	(66)	18	80
	Amortization and impairment (3)	159	21	82	8	460	730
	Other non-interest expenses	3,103	1,776	743	1,581	467	7,670
	Income (loss) before income taxes	2,574	1,667	831	1,985	(586)	6,471
	Income taxes (1)	677	444	161	506	(323)	1,465
	Net income (loss)	$1,897	$1,223	$670	$1,479	$(263)	$5,006
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$13	$13
	Equity shareholders	1,897	1,223	670	1,479	(276)	4,993
	Average assets (4)(5)	$268,309	$68,541	$46,548	$252,540	$164,817	$800,755
(1)
Capital Markets net interest income and income taxes includes a TEB adjustment of $160 million, for the nine months ended July 31, 2022 (July 31, 2021: $156 million) with an equivalent offset in Corporate and Other.

(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3)	Comprises amortization and impairment of buildings, right-of-use assets, furniture, equipment, leasehold improvements, software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Average balances are calculated as a weighted average of daily closing balances.

CIBC THIRD QUARTER 2022	81

TO REACH US:
Corporate Secretary
: Shareholders may
e-mail:
corporate.secretary@cibc.com
Investor Relations
: Financial analysts, portfolio managers and other investors requiring financial information may call
416-813-3743,
or
e-mail:
Mailbox.InvestorRelations@cibc.com
Communications and Public Affairs
: Financial, business and trade media may
e-mail:
corpcommmailbox@cibc.com
CIBC Telephone Banking
: As part of our commitment to our clients, information about CIBC products and services is available by calling
1-800-465-2422
toll-free across Canada.
Online Investor Presentations
: Supplementary financial information, Pillar 3 Report and Supplementary regulatory capital disclosure, and a presentation to investors and analysts are available at
www.cibc.com
; About CIBC.
Earnings Conference Call
: CIBC’s third quarter conference call with analysts and investors will take place on Thursday, August 25, 2022 at 8:00 a.m. (ET). The call will be available in English
(416-340-2217,
or toll-free
1-800-806-5484,
passcode 3749444#) and French
(514-392-1587,
or toll-free
1-800-898-3989,
passcode 9216905#). A telephone replay of the conference call will be available in English and French until 11:59 p.m. (ET) September 25, 2022. To access the replay in English, call
905-694-9451
or
1-800-408-3053,
passcode 2580988#. To access the replay in French, call
514-861-2272
or
1-800-408-3053,
passcode 3673851#.
Audio Webcast
: A live audio webcast of CIBC’s third quarter results conference call will take place on Thursday, August 25, 2022 at 8:00 a.m. (ET) in English and French. To access the audio webcast, go to
www.cibc.com
; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on
www.cibc.com
; About CIBC.
Annual Meeting
: CIBC’s next Annual Meeting of Shareholders will be held on April 4, 2023.
Regulatory Capital
: Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at
www.cibc.com
; About CIBC; Investor Relations; Regulatory Capital Instruments.
Bail-in
Debt
: Information on CIBC’s
bail-in
debt and total loss absorbing capacity instruments may be found at
www.cibc.com
; About CIBC; Investor Relations; Debt Information;
Bail-in
Debt.
Nothing in CIBC’s website
www.cibc.com
should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE
Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of Payments Canada. To arrange, please write to TSX Trust Company (Canada), P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3 or
e-mail:
shareholderinquiries@tmx.com
.
SHAREHOLDER INVESTMENT PLAN
Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.
For a copy of the offering circular, contact TSX Trust Company (Canada) at
416-682-3860,
toll-free at
1-800-258-0499,
or by
e-mail
at
shareholderinquiries@tmx.com
.
PURCHASE PRICE OF COMMON SHARES
UNDER THE
SHAREHOLDER INVESTMENT PLAN

Date	Share purchase option (1)	Dividend reinvestment & stock dividend options (1)

May 2/22	$71.39

Jun. 1/22	$69.44

Jul. 4/22	$62.96

Jul. 28/22		$63.20
(1)	On a post share split basis.

Canadian Imperial Bank of Commerce
Head Office: CIBC Square, Toronto, Ontario, M5J 0E7, Canada
www.cibc.com